UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          Pre-Paid Legal Services, Inc.
                       (Name of Subject Company (Issuer))

                          Pre-Paid Legal Services, Inc.
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   740065 107
                      (CUSIP Number of Class of Securities)

                                   Randy Harp
                             Chief Operating Officer
                          Pre-Paid Legal Services, Inc.
                                One Pre-Paid Way
                               Ada, Oklahoma 74820
                                 (580) 436-1234
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                 with a copy to:
                            Michael M. Stewart, Esq.
                   Crowe & Dunlevy, A Professional Corporation
                          20 North Broadway, Suite 1800
                             Oklahoma City, OK 73102
                                 (405) 235-7700

                            CALCULATION OF FILING FEE

Transaction valuation*                                  Amount of filing fee
----------------------                                  --------------------
$26,000,000.00                                                     $3,294.24

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 of common stock of Pre-Paid Legal Services, Inc. at the maximum tender offer purchase price of $26.00 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration Number: N/A
Filing Party: N/A Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]



This Tender Offer Statement on Schedule TO relates to the issuer tender offer of Pre-Paid Legal Services, Inc., an Oklahoma corporation, to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share. Pre-Paid Legal Services, Inc. is offering to purchase these shares at a price not greater than $26.00 nor less than $22.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2004, (the "Offer to Purchase"), and in the related
Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase, filed herewith as Exhibit 1, is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.  Summary Term Sheet.

The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the subject company is Pre-Paid Legal Services, Inc. The address and telephone number of its principal executive offices are: One Pre-Paid Way, Ada, OK 74820, (580) 436-1234.

(b) The subject securities are common stock, $0.01 par value, of Pre-Paid Legal Services, Inc. The number of shares of the subject securities outstanding as of August 25, 2004 is 16,460,515.

(c) Information about the trading market and price of the subject securities under "Section 8. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is the subject company. For information about the subject company, see Item 2. Each director and executive officer of Pre-Paid Legal Services, Inc. is listed below.

Harland C. Stonecipher     Chairman of the Board of Directors, Chief Executive
                             Officer and President
Randy Harp                 Chief Operating Officer
Kathleen S. Pinson         Vice President of Regulatory Compliance and Secretary
Steve Williamson           Chief Financial Officer
Martin H. Belsky           Director
Peter K. Grunebaum         Director
Steven R. Hague            Director
John W. Hail               Director

Item 4.  Terms of the Transaction.

(a)-(b) Information about the terms of the transaction under "Summary Term Sheet," "Section 1. Number of Shares; Priority of Purchases; Proration," "Section 2. Tenders by Holders of Fewer than 100 shares," "Section 3. Procedure for Tendering Shares," "Section 4. Withdrawal Rights," "Section 5. Acceptance for Payment of Shares and Payment of Purchase Price," "Section 6. Conditional Tender of Shares," "Section 7. Conditions of the Offer," "Section 11. Source and Amount of Funds," "Section 13. Legal Matters; Regulatory Approvals," "Section
14. Certain Federal Income Tax Consequences," "Section 15. Extension of Tender Period; Termination; Amendments," and "Section 16. Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

There will be no material differences in the rights of security holders as a result of this transaction.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

(e)  Information   under  "Section  12.  Interest  of  Directors  and  Officers;
Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)-(b) The information about the purpose of the transaction under "Summary Term Sheet" and "Section 9. Purpose of the Offer; Certain Additional Effects of the Offer, Plans and Proposals" of the Offer to Purchase is incorporated herein by reference.

(c) The information about plans or proposals under "Section 8. Price Range of Shares; Dividends," "Section 9. Purpose of the Offer; Certain Additional Effects of the Offer, Plans and Proposals," "Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information under "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

(a) The information under "Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

(b) The information under "Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under "Summary Term Sheet" and "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not applicable. The tender offer is not subject to any financing condition and the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. However, the offeror has elected to provide certain pro forma financial information in "Section 10. Information Concerning Pre-Paid Legal Services" of the Offer to Purchase.

Item 11. Additional Information.

(a)(1) Not applicable

(a)(2) None

(a)(3) Not applicable

(a)(4) Not applicable

(a)(5) None

(b) None

Item 12. Exhibits.

The following exhibits are submitted herewith:

         (a)(1)(i) Offer to Purchase dated August 26, 2004.

         (a)(1)(ii) Letter of Transmittal.

         (a)(1)(iii) Notice of Guaranteed Delivery.

         (a)(1)(iv) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.

         (a)(1)(v) Letter to ESOP plan participants with direction form.

         (a)(1)(v) Letter to associate investment club participants with direction form.

         (a)(2) None.

         (a)(3) None.

         (a)(4) None.

         (a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

         (a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

          (a)(5)(iii) Press Release.

         (b)(i) First Amendment to Loan Agreement dated August 26, 2004 among Pre-Paid Legal Services, Inc., Bank of Oklahoma N.A., Comerica Bank and First United Bank & Trust.

         (b)(ii) Loan Agreement dated September 19, 2003 among Pre-Paid Legal Services, Inc., Bank of Oklahoma N.A., Comerica Bank and First United Bank & Trust. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003)

         (b)(iii) First Amendment to Security Agreement dated August 26, 2004 among Pre-Paid Legal Services, Inc., Bank of Oklahoma, N.A., Comerica Bank and First United Bank & Trust

         (b)(iv) First Amendment to Pledge Agreement dated August 26, 2004 among Pre-Paid Legal Services, Inc., Bank of Oklahoma, N.A., Comerica Bank and First United Bank & Trust

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2004

                          PRE-PAID LEGAL SERVICES, INC.


                          ------------------------------------------------------
                          Randy Harp, Chief Operating Officer




                                                     7
INDEX TO EXHIBITS

        Exhibit          Description

        (a)(1)(i)   Offer to Purchase dated August 26, 2004.
        (a)(1)(ii)  Letter of Transmittal.
        (a)(1)(iii) Notice of Guaranteed Delivery.
        (a)(1)(iv) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.
        (a)(1)(v)   Letter to ESOP plan participants with direction form.
        (a)(1)(vi) Letter to associate investment club participants with direction form.
        (a)(2)      None.
        (a)(3)      None.
        (a)(4)      None.
        (a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
        (a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
        (a)(5)(iii) Press Release.
        (b)(i) First Amendment to Loan Agreement dated August 26, 2004 among Pre-Paid Legal Services, Inc., Bank of Oklahoma
                    N.A., Comerica Bank and First United Bank & Trust.
        (b)(ii) Loan Agreement dated September 19, 2003 among Pre-Paid Legal Services, Inc., Bank of Oklahoma N.A., Comerica
                    Bank and First United Bank & Trust. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly
                    Report on Form 10-Q for the period ended September 30,
                    2003)
        (b)(iii)    First Amendment to Security Agreement dated August 26,
                    2004 among Pre-Paid Legal Services, Inc., Bank of
                    Oklahoma, N.A., Comerica Bank and First United Bank & Trust
        (b)(iv)     First Amendment to Pledge Agreement dated August 26,
                    2004 among Pre-Paid Legal Services, Inc., Bank of
                    Oklahoma, N.A., Comerica Bank and First United Bank &
                    Trust





                                EXHIBIT (a)(1)(i)

                          PRE-PAID LEGAL SERVICES, INC.
                                One Pre-Paid Way
                               Ada, Oklahoma 74820
                                 (580) 436-1234

                           Offer to Purchase for Cash
                          Up to 1,000,000 Shares of its
                     Common Stock, Par Value $0.01 Per Share
                   At a Purchase Price Not Greater Than $26.00
                         Nor Less Than $22.50 Per Share

          THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL RIGHTS
                     EXPIRE AT 5:00 P.M., NEW YORK CITY TIME
                             ON SEPTEMBER 28, 2004,
                    UNLESS THE OFFER TO PURCHASE IS EXTENDED


We hereby invite our stockholders to tender up to 1,000,000 shares of our common stock for purchase by us at a price not greater than $26.00 nor less than $22.50 per share, net to the seller in cash, without interest. Our offer is being made upon the terms and subject to the terms described in this offer to purchase.

Questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or other tender offer materials may be directed to Georgeson Shareholder Communications, Inc., the information agent, at the address and telephone number set forth on the back cover of this offer to purchase, and copies will be furnished promptly at our expense. Stockholders also may contact their local broker, dealer, commercial bank or trust company for assistance concerning the offer.

No person has been authorized to make any recommendation on our behalf as to whether stockholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this document or in the related letter of transmittal. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by us.

The date of this offer to purchase is August 26, 2004






                                TABLE OF CONTENTS



Section

SUMMARY TERM SHEET

FORWARD-LOOKING STATEMENTS

1.       NUMBER OF SHARES; PRIORITY OF PURCHASES; PRORATION

2.       TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

3.       PROCEDURE FOR TENDERING SHARES

4.       WITHDRAWAL RIGHTS

5.       ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF
         PURCHASE PRICE

6.       CONDITIONAL TENDER OF SHARES

7.       CONDITIONS OF THE OFFER

8.       PRICE RANGE OF SHARES; DIVIDENDS

9. PURPOSE OF THE OFFER; CERTAIN ADDITIONAL EFFECTS OF THE OFFER; PLANS AND PROPOSALS

10.      INFORMATION CONCERNING PRE-PAID LEGAL SERVICES

11.      SOURCE AND AMOUNT OF FUNDS

12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES


13.      LEGAL MATTERS; REGULATORY APPROVALS

14.      CERTAIN FEDERAL INCOME TAX CONSEQUENCES

15.      EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

16.      FEES AND EXPENSES

17.      MISCELLANEOUS







                   To the Holders of Shares of Common Stock of
                          Pre-Paid Legal Services, Inc.



                               SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights the most material information in this document, but you should understand that it does not describe all of the details of the tender offer to the same extent described in this document. We urge you to read the entire document and the related letter of transmittal because they contain the full details of the tender offer. We have included references to the sections of this document where you will find a more complete discussion.


Who is         Pre-Paid Legal Services, Inc., which we refer to as "we," "us" or
offering to    my shares?  "PPLS," is offering to purchase  shares of its common
purchase my    stock, par value $.01 per share, in a tender offer.
shares?

What will the We are conducting the tender offerer through a procedure called a purchase price modified "Dutch Auction." This proceduare allows you to select for the shares the price within a price range specified by us at which you are be and what willing to sell your shares. The price range for the tender offer will be the is $22.50 to $26.00 per share. We will select the lowest purchase
form of        price that will allow us to buy 1,000,000  shares or, if a lesser
payment?       number of shares  are  properly  tendered,  all  shares  that are properly tendered and not properly withdrawn. All shares we purchase will be purchased at the same purchase price, even if you have selected a lower purchase price, but we will not purchase any shares above the purchase price selected by us. If you wish to maximize the chance that your shares will be purchased, you should check the box under the caption "Shares
               Tendered at Price Determined Under the Tender Offer" in the letter of transmittal indicating that you will accept the purchase price selected by us. You should understand that this election will have the same effect as if you selected the minimum price of $22.50 per share. If your shares are purchased in the tender offer, you will be paid the purchase price in cash, without interest, promptly after the expiration of the tender offer. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See
               Section 1.

How many       We will purchase  1,000,000 shares validly tendered in the tender
shares will    offer,  or such fewer number of shares as are  properly  tendered
PPLS           and  not  properly   withdrawn  prior  to  the  expiration  date.
purchase?      1,000,000 shares  represents  approximately 6% of our outstanding common stock. We also expressly reserve the right to purchase an additional number of shares not to exceed 2% of the outstanding shares, and could decide to purchase more shares, subject to applicable legal requirements. As of August 25, 2004, there were 16,460,515 shares issued and outstanding. See Section 1. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

Why is PPLS    We  believe  that  the  tender  offer  is a  prudent  use  of our making the financial resources given our business profile, assets, recent tender offer? trading volume and current market price, and that investing in our own shares is an  attractive  use of capital and an efficient means to provide value to our stockholders. The tender offer also will  provide  increased  liquidity  to holders of shares and the
               opportunity   for  holders  to  sell  shares  without  the  usual
               transaction costs associated with open market sales. Depending on market  conditions and the availability of capital,  PPLS's board may  authorize  additional  repurchases  pursuant  to one or more
               tender  offers.   See  Section  1.  Pursuant  to  existing  Board
               authority,   management   is  also   authorized  to  purchase  an
               additional 950,000 shares in the future, subject to certain limitations under our amended stock term loan. See Section 11.

How will PPLS Assuming we purchase 1,000,000 shares in the tender offer at the pay for the maximum specified purchase price of $26.00 per share, $26 million
shares?        will be required to purchase such shares.  We anticipate  that we will obtain all of the funds necessary to purchase shares tendered in the tender offer, and to pay related fees and expenses, from existing cash reserves and by borrowing under a new amended $31.5 million stock term loan. The tender offer is not conditioned upon the receipt of financing. See Sections 7 and 9.

Can I tender Yes, you can elect to tender part of your shares at one price and part of my prices? an additional amount of shares at a second price. shares at However, you cannot tender the same shares at different prices. different If you tender some shares at one price and other shares at
prices?        another price,  you must use a separate letter of transmittal for each price. See Section 3.

How long do I You may tender your shares until the tender offer expires. The have to tender tender offer will expire on September 28, 2004, at 5:00 p.m., New my shares? York City time, unless we extend it. See Section 1. We may choose to extend the tender offer for any reason, subject to applicable laws. See Section 15.

How will I be We will issue a press release by 10:00 a.m., New York City time, notified if on the business day after the previously scheduled expiration PPLS extends date if we decide to extend the tender offer. See section 15. the tender offer?

What will      Upon  the   completion   of  the  tender   offer,   non-tendering
happen if I stockholders will realize a proportionate increase in their do not tender relative ownership interest in us and thus in our future earnings my shares? and assets, subject to our right to issue additional shares of common  stock and other  equity  securities  in the  future.  See
               Section 1.

Are there any Yes. Our obligation to accept and pay for your tendered shares obligations to depends upon a number of conditions, including:
the tender
offer?
               o No legal action shall be pending, or shall have been threatened or taken, that might adversely affect the tender offer.

               o No commencement or escalation of a war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism.

               o No decrease in the price of our common stock by more than 15% from the close of trading on August 25, 2004.

               o No decline in the Dow Jones Industrial Average, the S&P 500 or the New York Stock Exchange Composite Index by more than 10% from the close of business on August 25, 2004.

               o No one shall have proposed, announced or made a tender or exchange offer (other than this tender offer), merger, business combination or other similar transaction involving us.

               o No one (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission prior to August 25, 2004). In addition, no new group shall have been formed which beneficially owns more than 5% of the outstanding shares. Finally, no one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities.

               o No material adverse change in our business condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred during the tender offer. See Section 7.

How do I       To tender your shares, prior to 5:00 p.m., New York City time, on
tender my      September 28, 2004 (unless the tender offer is extended):
shares?

               o you must deliver your share certificate(s) and a properly completed and duly executed letter of transmittal to the depositary at the address appearing on the back cover page of this document; or

               o the depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal; or



               o    you must comply with the guaranteed delivery procedure.

               If your shares are held through a broker, dealer, commercial bank or other nominee, you must request such broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. You may also contact the information agent for assistance. See Section 3 and the instructions to the related letter of transmittal.

               Shares held in the PPLS Employee Stock Ownership and Thrift Plan and Trust may be tendered by giving instructions to Henry & Associates, P.C., as agent for the trustees for the plan.

               Shares held in PPLS associate investment club may be transferred by giving instructions to UMB Bank, as agent for the club.

Once I have    You may withdraw any shares you have  tendered at any time before
tendered       5:00 p.m.,  New York City time, on September 28, 2004,  unless we shares in the extend the tender offer, in which case you may withdraw tendered tender offer, shares until the tender offer, as so extended, expires. If we can I with- have not accepted for payment the shares you have tendered to us,
draw my        you may also  withdraw  your shares after  October 22, 2004.  See
tender?        Section 4.

How do I       You must deliver,  on a timely basis,  a written,  telegraphic or
withdraw       facsimile  notice of your  withdrawal  to the  depositary  at the
shares I       address  appearing on the back cover page of this document.  Your previously notice of withdrawal must specify your name, the number of shares tendered? to be withdrawn and the name of the registered holder of these
               shares.   Some  additional   requirements   apply  if  the  share
               certificates   to  be  withdrawn   have  been  delivered  to  the
               depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See
               Section 4.

Has PPlS or Our board of directors has approved the tender offer. However, its board of neither we nor our board of directors makes any recommendation to directors you as to whether you should tender or refrain from tendering adopted a your shares or as to the price or prices at which you may choose position on to tender your shares. You must make your own decision as to the tender whether to tender your shares and, if so, how many shares to
offer?         tender  and the price or prices at which  your  shares  should be tendered. See Section 9.

Will PPLS's Our directors and executive officers have advised us that they do directors and not plan to tender any shares in the tender offer. We have also executive been advised by Messrs. Thomas Smith, Thomas Tryforos and Scott officers or Vassulluzo, who collectively own beneficially 24.54% of our
signicant      outstanding  common stock,  that they do not intend to tender any
shareholders   shares. See Section 12.
tender shares
in the tender
offer?

Following the We do not believe that our purchase of shares in the tender offer tender offer, will cause our remaining shares to be delisted from the New York will PPLSI Stock Exchange or cause us to be eligible for deregistration continue as under the Securities Exchange Act of 1934. It is a condition of
a public       our  obligation to purchase  shares  pursuant to the tender offer
company?       that there not be any reasonable likelihood,  as determined by us in our  reasonable  judgment,  that these events will occur.  See
               Section 7.

What happens   We will purchase shares:
if more than
1,000,000
shares are
tendered in
the tender
offer?

               o first, from all holders of "odd lots" of less than 100 shares who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;

               o second, after purchasing the shares from the "odd lot" holders, from all other stockholders who properly tender shares at or below the purchase price selected by us, on a pro rata basis, subject to the conditional tender provisions described in Section 6; and

               o third, only if necessary to permit us to purchase 1,000,000 shares, from holders who have tendered shares subject to the condition that a specified minimum number of the holder's shares be purchased if any shares are purchased in the tender offer as described in Section 6 (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares. Therefore, all of the shares that you tender on a conditional basis in the tender offer may not be purchased even if they are tendered at or below the purchase price. See Section 1.

When will We will pay the purchase price, net to you in cash, without PPLS pay for interest, for the shares we purchase promptly after the
the shares I   expiration  of the tender offer and the  acceptance of the shares
tender?        for payment.  In the event of  proration,  we do not expect to be able to commence payment for shares until approximately five business days after the expiration date. See Section 5.

What is the On August 25, 2004, the last trading day prior to the recent market commencement of the tender offer, the closing price of our shares price of my on the New York Stock Exchange was $23.75 per share. You are
PPLS shares?   urged to obtain current  market  quotations for the shares before deciding whether and at which purchase price or purchase prices to tender your shares. See Section 8.

Will I have    If you are a  registered  stockholder  and you tender your shares
to pay         directly  to the  depositary,  you will not incur  any  brokerage brokerage commissions. If you hold shares through a broker or bank, we urge commissions you to consult your broker or bank to determine whether
if I tender    transaction costs are applicable. See Section 1 and Section 3.
my shares?

What are the Generally, you will be subject to U.S. federal income taxation U.S. federal when you receive cash from us in exchange for the shares you income tax tender. In addition, the receipt of cash for your tendered shares consequences will be treated either as (1) a sale or exchange eligible for if I tender capital gains treatment, or (2) a dividend. Non-United States my shares? holders are urged to consult their tax advisors regarding the application  of U.S.  federal income tax  withholding  and backup
               withholding,   including   eligibility   for  a  withholding  tax
               reduction or exemption, and the refund procedure. See Section 14.

Will I have    If you instruct the  depositary in the letter of  transmittal  to
to pay any     make the payment  for the shares to the  registered  holder,  you stock transfer will not incur any stock transfer tax. See Section 5.
tax if I tender
my shares?

Whom can I     The  information  agent  can  help  answer  your  questions.  The
talk to if     information agent is Georgeson Stockholder  Communications,  Inc.
I have         Its  contact  information  is set forth on the back cover page of
questions?     this document.

                           FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Offer to Purchase and in filings we have made with the Securities and Exchange Commission and may make such statements in future filings. We may also make forward-looking statements in our press releases or other public or stockholder communications. Our forward-looking statements are subject to risks and uncertainties and include information about our expectations and possible or assumed future results of operations. When we use any of the words "believes," "expects," "anticipates," "estimates" or similar expressions, we are making forward-looking statements.

We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all of our forward-looking statements. These forward-looking statements represent our outlook only as of the date of this report. While we believe that our forward-looking statements are reasonable, actual results could differ materially since the statements are based on our current expectations, which are subject to risks and uncertainties. Factors that might cause such a difference include the following:

          o our future results may be adversely affected if membership persistency or renewal rates are lower than our historical experience;

          o we may not be able to grow our memberships and earnings at the same rates as it has historically experienced and we have recently experienced declines in new membership sales and associate recruitment;

          o we are dependent upon the continued active participation of our Chief Executive Officer;

          o there is litigation pending against us that may have a material adverse effect on us if adversely determined;

          o we are in a regulated industry and regulations could have an adverse effect on our ability to conduct our business;

          o    the business in which we operate is competitive;

          o    we are dependent on the success of our marketing force;

          o our stock price may be affected by the significant level of short sellers of our stock;

          o we have not been able to increase significantly our employee group membership sales;

          o we are increasing the amount of our indebtedness in order to finance the purchase of some of the shares in this offer;

          o    an increase in the amount or severity of litigation against us;

          o    the loss of key management personnel;

          o    the effect of terrorist attacks and potential attacks; and

          o    the effect of war in Iraq.

Other factors not currently anticipated by management may also materially and adversely affect our results of operations. We do not undertake, and expressly disclaim any obligation, to update or alter our forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. In addition, please refer to our reports on Form 10-K and Form 10-Q that are incorporated herein by reference for information on these and other risk factors. See Section 10.

1.       NUMBER OF SHARES; PRIORITY OF PURCHASES; PRORATION

General

Upon the terms and subject to the conditions described in this document and in the letter of transmittal, we will purchase up to 1,000,000 shares that are validly tendered on or prior to the expiration date of the offer, and not withdrawn in accordance with Section 4, at a price, determined in the manner set forth below, not greater than $26.00 nor less than $22.50 per share. The later of 5:00 p.m., New York City time, on September 28, 2004, or the latest time and date to which the offer is extended pursuant to Section 15, is referred to herein as the "expiration date." If this offer is oversubscribed as described below, only shares tendered at or below the purchase price on or prior to the expiration date will be eligible for proration. The proration period also expires on the expiration date.

Subject to the requirements described in Section 15, in accordance with the rules of the Securities and Exchange Commission ("SEC"), we may, and we reserve the right to, purchase an additional number of shares, not to exceed 2% of our outstanding common stock (approximately 329,000 shares), without amending or extending this offer, subject to limitations under our amended stock term loan. See Section 11.

We will determine the purchase price taking into consideration the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will enable us to purchase 1,000,000 shares, or such lesser number of shares as is validly tendered and not withdrawn, at prices not greater than $26.00 nor less than $22.50 per share, pursuant to this offer. This offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See Section 7.

In accordance with instruction 5 of the letter of transmittal, each stockholder who wishes to tender shares must specify the price, not greater than $26.00 nor less than $22.50 per share, at which the stockholder is willing to have us purchase the shares. Alternatively, tendering stockholders may elect to have their shares purchased at the price established by the Dutch Auction tender offer process, which could result in the tendering stockholder receiving a price per share as low as $22.50 or as high as $26.00 and will have the same effect as if the stockholder selected the minimum price of $22.50 per share. Promptly following the expiration date, we will determine the purchase price, not greater than $26.00 nor less than $22.50 per share, that we will pay for shares validly tendered and not withdrawn pursuant to this offer, taking into account the number of shares tendered and the prices specified by tendering stockholders. All shares purchased pursuant to this offer will be purchased at the same purchase price. All shares not purchased pursuant to this offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at our expense promptly following the expiration date.

We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the depositary and making a public announcement thereof. See Section 15. There can be no assurance, however, that we will exercise our right to extend the offer.

For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Copies of this offer to purchase and the related letter of transmittal are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

Priority of Purchases

Upon the terms and subject to the conditions of this offer, if 1,000,000 or fewer shares have been validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date, we will purchase all the shares.

Upon the terms and subject to the conditions of this offer, if more than 1,000,000 shares have been validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date, we will purchase shares in the following order of priority:

          o First, all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owns of record or beneficially, an aggregate of fewer than 100 shares and who validly tenders all of such shares (partial and conditional tenders will not qualify for this preference) and completes the box captioned "Odd lots" on the letter of transmittal.

          o Second, after purchase of all the shares properly tendered by odd lot holders, subject to the conditional tender provisions described in Section 6, all other shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date on a pro rata basis, if necessary, with appropriate adjustments to avoid purchases of fractional shares. We will purchase the same percentage of shares tendered from each tendering stockholder in this second category. We will announce the proration percentage, if it is necessary, after the offer expires.

          o Finally, if necessary to permit us to purchase 1,000,000 shares, shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the expiration date, will, to the extent feasible, be selected for purchase by random lot in accordance with Section 6. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Proration

If proration of tendered shares is required, we will determine the final proration factor promptly after the expiration date. Proration for each stockholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares tendered by the stockholder to the total number of shares tendered by all stockholders, other than odd lot holders, subject to the conditional tender provisions described in Section 6. This ratio will be applied to stockholders tendering shares to determine the number of shares, rounded up to the nearest whole share, that will be purchased from each stockholder pursuant to our offer.

Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in Section 3, and because of the odd lot procedures described in Section 2 and the conditional tender procedures described in Section 6, we do not expect that we will be able to announce the final proration percentage until seven to ten business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may obtain preliminary proration information from the information agent, and may be able to obtain this information from their brokers. In the event of a proration, we anticipate that we will commence payment on the tendered shares within ten business days after the expiration date. Despite any proration, we will commence payment on the tendered shares promptly after the expiration date.

As described in Section 14, the number of shares that we will purchase from a stockholder under our offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder's decision whether or not to tender shares. The letter of transmittal affords each stockholder the opportunity to designate the order of priority in which shares are to be purchased in the event of proration, should a stockholder decide to do so for federal income tax reasons. In addition, stockholders may choose to submit a "conditional tender" under the procedures described in Section 6 in order to structure their tender for federal income tax reasons.

2.       TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

Except to the extent that our purchase would result in the delisting of our common stock on the New York Stock Exchange, all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned of record or beneficially an aggregate of fewer than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial or conditional tenders will not qualify for this preference, and it is not available to record or beneficial holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares. By accepting this offer, a stockholder owning of record or beneficially fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange.

As of August 25, 2004, there were approximately 17,500 holders of record of our common stock. Approximately 8,600 of these holders of record held individually fewer than 100 shares and held in the aggregate approximately 245,000 shares. Because of the large number of shares held in the names of brokers and nominees, we are unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own. Any stockholder wishing to tender all of his or her shares pursuant to this section should complete the box captioned "Odd Lots" on the letter of transmittal.

3.       PROCEDURE FOR TENDERING SHARES

To tender shares pursuant to our offer, either (1) or (2) below must occur:

(1) A properly completed and duly executed letter of transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the letter of transmittal, must be received by the depositary at its address set forth on the back cover of this offer to purchase and either (i) certificates for the shares to be tendered must be received by the depositary at such address or (ii) the shares must be delivered pursuant to the procedures for book-entry transfer described below, and a confirmation of the delivery received by the depositary including an agent's message (described under "Book Entry Delivery" below), in each case on or prior to the expiration date.

(2) You must comply with the guaranteed delivery procedure set forth below.

In accordance with instruction 5 of the letter of transmittal, if you desire to tender shares, you must specify the price or prices, not greater than $26.00 nor less than $22.50 per share, at which you are willing to sell your shares. Prices may be specified in increments of $0.50. Alternatively, if you desire to tender your shares, you can choose not to specify a price and, instead, specify that you will sell your shares at the purchase price selected by us for shares properly tendered in our offer. By following the instructions to the letter of transmittal, you can specify one minimum price for a specified portion of your shares and a different minimum price for other specified shares. You also can condition your tender of shares on the purchase of all or a specified minimum number of your shares being purchased.

If you wish to maximize the chance that your shares will be purchased at the purchase price we select, you should check the box in the section of the letter of transmittal next to "Shares Tendered At Price Determined By Dutch Auction." This means that you will accept the purchase price we select in accordance with the terms of our offer. Note that this election will have the same effect as if you selected the minimum price of $22.50 per share and could contribute to lowering the purchase price we ultimately select.

If you wish to tender shares at more than one price you must complete separate letters of transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price. If you submit multiple letters of transmittal, you may withdraw all or any portion of the shares transferred pursuant to a single notice of withdrawal made in accordance with
Section 4 of this document.

In cases where shares are tendered by a registered holder of our common stock who has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in the letter of transmittal, all signatures on the letters of transmittal must be guaranteed by an "eligible institution." An "eligible institution" is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an "eligible guarantor institution," as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934 referred to herein as the "Exchange Act,". If the certificates are registered in the name of a person other than the signer of the letter of transmittal, or if certificates for unpurchased shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

A tender of shares pursuant to the procedures described in this section will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of our offer.

The method of delivering all documents, including certificates for shares, the letter of transmittal and any other required documents, is at your election and risk. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

All deliveries in connection with our offer, including a letter of transmittal and certificates for shares, must be made to the depositary and not to us or the book-entry transfer facility. Any documents delivered to us or the book-entry transfer facility will not be forwarded to the depositary and therefore will not be deemed to be properly tendered. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery

The depositary will establish an account with respect to the shares at the book-entry transfer facility for purposes of our offer within two business days after the date of this document. Any financial institution that is a participant in the system of the book-entry transfer facility may make book-entry delivery of shares by causing the book-entry transfer facility to transfer the shares into the depositary's account in accordance with the depositary's procedure for the transfer. Even though delivery of shares may be effected through book-entry transfer into the depositary's account at the book-entry transfer facility, either (1) or (2) below must occur for a valid tender:

(1) A properly completed and duly executed letter of transmittal or a manually signed copy thereof, or an agent's message, as defined below, together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover of this offer on or prior to the expiration date.

(2) You must comply with the guaranteed delivery procedures set forth below.

Delivery of the letter of transmittal (or other required documentation) to the book-entry transfer facility does not constitute delivery to the depositary.

The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the participant in the book-entry transfer facility tendering the shares, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant.

Guaranteed Delivery

If you want to tender your shares pursuant to our offer but your share certificates are not immediately available, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary prior to the expiration date, you can still tender your shares if all the following conditions are met:

          o    the tender is made by or through an eligible institution;

          o the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this document, with signatures guaranteed by an eligible institution;

          o the depositary receives, within three trading days after the date of its receipt of the notice of guaranteed delivery:

               o    the certificates for all tendered shares, or confirmation of
                    receipt  of  the  shares   pursuant  to  the  procedure  for
                    book-entry transfer as described above;

               o a properly completed and duly executed letter of transmittal or facsimile of it, or an agent's message in the case of a book-entry transfer, and

               o    any other documents required by the letter of transmittal.

In any event, the exchange of the purchase price for shares tendered and accepted for purchase pursuant to our offer will be made only after timely receipt by the depositary of certificates for the shares, properly completed, duly executed letter(s) of transmittal and any other required documents.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance or purchase of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive prior to the expiration date any condition (other than the nonwaivable conditions) or any defect or irregularity in the tender of any shares. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Our interpretation of the terms and conditions of our offer (including this document, the letter of transmittal and its instructions and other offer materials) will be final and binding. Neither we, the depositary nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares or will incur any liability for failure to give any such notification.

Procedure for Shares Held By Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the broker, dealer, commercial bank, trust company or other nominee if you wish to tender your shares. You should contact your broker, dealer, commercial bank, trust company or other nominee in sufficient time to permit notification of your desire to tender to reach the depositary by the expiration date of our offer.

Procedure  For Shares Held in Pre-Paid  Legal  Service,  Inc.'s  Employee  Stock
  Ownership and Thrift Plan

Participants in the Pre-Paid Legal Service, Inc. Employee Stock Ownership and Thrift Plan and Trust ("ESOP Plan") must instruct the Trustees not to tender any shares or to tender some or all of the shares allocated to a participant's account. Participants must follow the instructions in the letter to ESOP Plan participants furnished separately and returning it to the agent appointed by the trustees in accordance with those instructions. All documents furnished to stockholders generally in connection with the offer will be made available to a participant whose plan account is credited with shares. Participants in the plan cannot use the letter of transmittal to direct the tender of shares, but must use the separate direction form sent to them. Even if you hold any shares in addition to shares you hold under the ESOP Plan and you wish to tender the additional shares as well, you should follow the procedures set forth elsewhere in this document and the related letter of transmittal with respect to the tender of the additional shares. If you do not wish to tender shares, you must also deliver an instruction to the agent for the trustees.

Our ESOP Plan is prohibited from selling shares to us for a price that is less than the prevailing market price. Accordingly, if a participant in the plan elects to tender shares at a price that is lower than the closing price of our common stock on the New York Stock Exchange on the expiration date, the tender price elected by the participant will be deemed to have been increased to the closest tender price that is not less than the closing price of our common stock on the New York Stock Exchange on the expiration date. This could result in such shares not being purchased in the offer.

Delivery of a letter of transmittal by an ESOP Plan participant does not constitute proper tender of his or her shares in the ESOP Plan. Proper tender can only be made by the Trustees, which is the record owner of the shares held in the ESOP Plan. We have been advised that if the agent has not received a participant's direction form at least two business days prior to the expiration date, any shares held on behalf of the non-electing participant will be tendered in the same proportion as shares tendered by all disinterested participants and the number of shares not tendered by all disinterested participants. Disinterested participants are participants other than executive officers. As an example, if a total of 10,000 shares are tendered by all disinterested participants and a total of 20,000 shares are not tendered by all disinterested participants, one-third (10,000/30,000) of the shares allocated to a participant's account who does not give directions will be tendered.

The ESOP Plan trustees  have  designated  Henry &  Associates,  P.C. as agent to
receive   directions  from  participants  who  will  hold  these  directions  in confidence until completion of the offer.

The proceeds received by the ESOP Plan from any tender of shares from a participant's plan account will be reinvested in the money market fund in the ESOP Plan. We will be amending the ESOP Plan to permit participants to direct investment of any money market balance in their accounts, including the proceeds of the tender offer, into a selection of diversified mutual funds. Additional information about these plans is contained in a separate letter to plan participants.

Procedures For Shares Held in Pre-Paid Legal Services Inc. Associate  Investment
  Club

Participants in the Pre-Paid Legal Service, Inc. Associate Investment Club ("Club") may instruct the Club to tender some or all of the shares allocated to a participant's account by following the instructions in the letter to Club participants furnished separately and returning it to UMB Bank which has been appointed to tabulate participant instructions. All documents furnished to stockholders generally in connection with the offer will be made available to a participant whose Club accounts are credited with shares. Participants in the Club cannot use the letter of transmittal to direct the tender of shares, but must use the separate direction form sent to them. If you hold any shares in addition to shares you hold under the Club and you wish to tender the additional shares as well, you should follow the procedures set forth elsewhere in this document and the related letter of transmittal with respect to the tender of the additional shares.

Delivery of a letter of transmittal by a Club participant does not constitute proper tender of his or her shares in the Club. Proper tender can only be made by the Club, which is the record owner of the shares held in the Club. We have been advised that if UMB Bank has not received a participant's instructions at least two business days prior to the expiration date, the Club will not tender any shares held on behalf of the participant in the Club.

The proceeds received by the Club from any tender of shares from a participant's Club account will be distributed to the participant.


Your Representations and Warranties; Our Acceptance Constitutes an Agreement

It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period, the person so tendering:

          o    has a "net long position"  equal to or greater than the amount of
               (i) shares tendered or (ii) securities immediately convertible into, or exchangeable or exercisable for, the subject securities; and

          o will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of our offer, as well as your representation and warranty to us that:

          o you have a "net long position" in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-; and

          o    the tender of shares complies with Rule 14e-4.

Our acceptance for payment of shares tendered under our offer will constitute a binding agreement between you and us upon the terms and conditions of our offer described in this and related documents.

Federal Backup Withholding Tax

Under the United States federal backup withholding tax rules, 28% of the gross proceeds payable to a stockholder or other payee in the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that this number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering stockholder should complete and sign the substitute Form W-9 included as part of the letter of transmittal in order to provide the information and certification necessary to avoid backup withholding, unless the stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding.

Certain stockholders (including, among others, all corporations and certain foreign stockholders in addition to foreign corporations) are not subject to these backup withholding rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an Internal Revenue Service Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. The applicable form can be obtained from the depositary. See Instruction 10 of the letter of transmittal.

To prevent federal backup withholding tax equal to 28% of the gross payments made to stockholders for shares purchased under our offer, each stockholder who does not otherwise establish an exemption from the withholding must provide the depositary with the stockholder's correct taxpayer identification number and provide other information by completing the substitute Form W-9 included with the letter of transmittal.

Each stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualifications for exemption from backup withholding and the procedure for obtaining any applicable exemption.

For a discussion of United States federal income tax consequences to tendering stockholders, see Section 14.

Lost or Destroyed Certificates

If your certificate(s) for part or all of your shares have been lost, stolen, misplaced or destroyed, indicate that fact on the letter of transmittal, which should then be delivered to the depositary after being otherwise properly completed and duly executed. In such event, the depositary will forward additional documentation necessary to be completed in order to effectively replace the lost or destroyed certificate(s). See instruction 13 of the letter of transmittal.

4.       WITHDRAWAL RIGHTS

Tenders of shares made pursuant to the offer may be withdrawn at any time prior to the expiration date. Thereafter, tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, October 22, 2004 unless previously accepted for payment by us as provided in this offer to purchase. If we extend the period of time during which the offer is open, are delayed in purchasing shares or are unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, on our behalf, retain all shares tendered, and the shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, which provides that the issuer making the tender offer shall either pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of the tender offer.

Withdrawal of Shares Held in Physical Form. For a withdrawal to be effective, a holder of shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the depositary at its address set forth on the back cover page of this offer before the expiration date, which notice must contain: (1) the name of the person who tendered the shares; (2) a description of the shares to be withdrawn; (3) the certificate numbers shown on the particular certificates evidencing the shares; (4) the signature of the stockholder executed in the same manner as the original signature on the letter of transmittal, including any signature guarantee, if such original signature was guaranteed; and (5) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal that lacks any of the required information will not be an effective withdrawal of a tender previously made.

Withdrawal of Shares Held with the Book-Entry Transfer Facility. For a withdrawal to be effective, a holder of shares held with the book-entry transfer facility must: (1) call his or her broker and instruct the broker to withdraw the tender of shares by debiting the depositary's account at the book-entry transfer facility for all shares to be withdrawn; and (2) instruct the broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the depositary on or before the expiration date. The notice of withdrawal shall contain (a) the name of the person who tendered the shares; (b) a description of the shares to be withdrawn; and (c) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal that lacks any of the required information will not be an effective withdrawal of a tender previously made.

Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the offer; provided, however, that withdrawn shares may be re-tendered by following the procedures for tendering prior to the expiration date.

All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. Neither we, the information agent, the depositary nor any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5.       ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

Upon the terms and subject to the conditions of the offer and promptly after the expiration date, we will determine the purchase price, taking into consideration the number of shares tendered and the prices specified by tendering stockholders, announce the purchase price and, subject to the proration and conditional tender provisions of the offer, accept for payment and pay the purchase price for shares validly tendered and not withdrawn at or below the purchase price. Thereafter, payment for all shares validly tendered on or prior to the expiration date and accepted for payment pursuant to the offer will be made promptly by the depositary by check. Payment for shares accepted pursuant to the offer will be made only after timely receipt by the depositary of: (1) certificates for such shares or confirmation of a book-entry transfer of such shares into the depositary's account at the book-entry transfer facility; (2) a properly completed and duly executed letter of transmittal or a manually signed copy thereof, with any required signature guarantees, or, in the case of a book-entry delivery, an agent's message; and (3) any other required documents.

For purposes of the offer, we shall be deemed to have accepted for payment, and thereby purchased, subject to proration and conditional tenders, shares that are validly tendered and not withdrawn as, if and when we give oral or written notice to the depositary of our acceptance for payment of the shares. In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, we do not expect to be able to announce the final results of any such proration until approximately seven to ten business days after the expiration date. We will pay for shares that we have purchased pursuant to the offer by depositing the aggregate purchase price therefore with the depositary. The depositary will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

Certificates for all shares not purchased pursuant to this offer to purchase will be returned, or, in the case of shares tendered by book-entry transfer, the shares will be credited to an account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, promptly following the expiration date without expense to the tendering stockholder.

Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See Section 1. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See Section 7.

We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to the offer. If, however, payment of the purchase price is to be made to, or a portion of the shares delivered, whether in certificated form or by book-entry, but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the letter of transmittal, unless the person is signing in a representative or fiduciary capacity, the amount of any stock transfer taxes, whether imposed on the registered holder, such other person or otherwise, payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See instruction 7 to the letter of transmittal.

Any tendering stockholder or other payee who fails to complete fully and sign the substitute Form W-9 included in the letter of transmittal or, in the case of a foreign individual, a Form W-8, may be subject to required federal income tax withholding of 28% of the gross proceeds paid to such stockholder or other payee pursuant to the offer. See Section 3.

6.       CONDITIONAL TENDER OF SHARES

Under certain circumstances and subject to the exceptions set forth in Section 1, we may prorate the number of shares purchased pursuant to the offer. As discussed in Section 14, the number of shares to be purchased from a particular stockholder might affect the tax treatment of the purchase for the stockholder and the stockholder's decision whether to tender. Each stockholder is urged to consult with his or her own tax advisor. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder's shares tendered pursuant to a letter of transmittal must be purchased if any shares so tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the letter of transmittal.

Any tendering stockholders wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder, tendered pursuant to a letter of transmittal, below the minimum number so specified, the tender will automatically be regarded as withdrawn, except as provided in the next paragraph, and all shares tendered by the stockholder pursuant to the applicable letter of transmittal will be returned promptly thereafter.

If conditional tenders that would otherwise be so regarded as withdrawn would cause the total number of shares to be purchased to fall below 1,000,000, then, to the extent feasible, we will select enough conditional tenders that would otherwise have been so withdrawn to permit us to purchase 1,000,000 shares. In selecting among these conditional tenders, we will select by lot and will limit our purchase in each case to the minimum number of shares designated by the stockholder in the applicable letter of transmittal as a condition to his or her tender.

7.       CONDITIONS OF THE OFFER

Notwithstanding any other provisions of our offer, we will not be required to accept for purchase or purchase any shares, may postpone the acceptance for purchase of or the purchase of shares tendered, and may cancel, terminate or amend our offer as provided herein if any of the following conditions are not satisfied or waived on or before the expiration date.

Avoidance of Rule 13e-3 Transaction Condition

We may amend or terminate the offer, and will not be required to accept for purchase any shares tendered if, in our good faith reasonable judgment, any purchase of shares under the offer could result in the offer being considered a "going private transaction" under Rule 13e-3 of the Securities Exchange Act of 1934, that is,

          o if our purchase of shares pursuant to this offer would result in our common stock being held of record by fewer than 300 persons; or

          o if our purchase of shares pursuant to this offer would result in our common stock no longer being authorized for trading on the New York Stock Exchange System.

As of August 25, 2004, there were approximately 17,500 record holders of our shares.

This condition is a nonwaivable condition to our offer.

No Legal Prohibition Condition

We will not be obligated to close the offer if a preliminary or permanent injunction, decree or order has been entered or threatened by any governmental authority, or another legal restraint or prohibition is in effect, that either:

          o    enjoins, restrains or prohibits our offer;

          o or, in our reasonable judgment, could materially and adversely affect our business, financial condition, income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or our ability to purchase 1,000,000 shares of our common stock in the tender offer.

As of the date of this document, no such injunction, decree, order, restraint or prohibition exists, nor to our knowledge has any of the foregoing been threatened. However, we can give no assurance that an injunction, decree, order, restraint or prohibition will not exist in the future.

We reserve the right (but are not obligated), subject to the rules and regulations of the SEC, to waive this condition, in whole or in part, on or before the expiration date.

Material Adverse Change Condition

We will not be obligated to close our offer if, after the date of this document, any of the following has occurred:

          o the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

          o any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

          o any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our reasonable judgment, might materially affect the extension of credit by banks or other lending institutions in the United States;

          o a decrease in the market price of our shares of more than 15% measured from the close of trading on August 25, 2004, the last trading day preceding the date this offer was announced, and the close of trading on the last trading day prior to expiration of this offer;

          o any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our business, financial condition, income, operations or prospects, or on the trading in our shares;

          o in the case that any of the foregoing conditions existed at the time of the announcement of our offer, a material acceleration or worsening of those conditions;

          o any decline in the Dow Jones Industrial Average, the Standard & Poor's Index of 500 Industrial Companies or the New York Stock Exchange Composite Index by an amount in excess of 10% measured from the close of business on August 25, 2004; or

          o any change or event has occurred or is threatened in our subsidiaries' business condition (financial or otherwise), assets, income, operations or prospects or stock ownership that, in our reasonable judgment, is or is reasonably likely to have a material adverse effect on us or our subsidiaries.

No Competing Offer Condition

We will not be obligated to close our offer if, after the date of this document, a tender or exchange offer with respect to some or all of the shares (other than our offer), or merger, acquisition proposal or other business combination for Pre-Paid Legal Services has been proposed, announced or made by another person or we have learned that:

          o any person or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise (other than as disclosed in a Schedule 13D or 13G (or an amendment thereto) on file with the SEC on the date of this document);

          o any such person or group that on or prior to the date of this document had filed such a Schedule with the SEC thereafter has acquired or has proposed to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise, beneficial ownership of additional shares representing 2.0% or more of the outstanding shares; or

          o any person or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire Pre-Paid Legal Services or any of the shares, or has made a public announcement reflecting an intent to acquire Pre-Paid Legal Services or any of its subsidiaries or any of their assets.

We are not aware of any such event having occurred. In any event, we reserve the right (but are not obligated), subject to the rules and regulations of the SEC, to waive this condition, in whole or in part, prior to the expiration date.

Effect of Failing to Satisfy Conditions

If any of the conditions have not been satisfied or, if waivable, not waived by the expiration date, we may elect either to:

          o extend the expiration date and our offer and retain all shares tendered until the expiration date of the offer as extended, subject to the right of a tendering stockholder to withdraw his or her shares;

          o waive the conditions (other than the condition regarding going private and the condition regarding no legal prohibitions), extend our offer for a period of ten business days if our offer is scheduled to expire prior thereto if such waiver constitutes a material change in our offer, and thereafter purchase all properly tendered shares; or

          o terminate our offer and purchase none of the shares and return all tendered shares.

We will not accept for purchase any shares pursuant to our offer until such time as the conditions have been satisfied or waived.

8.       PRICE RANGE OF SHARES; DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol PPD. The following table sets forth the high and low sales prices, for our common stock as reported on the New York Stock Exchange.


                                                                       HIGH               LOW
                                                                    ------------      ------------
         2002
            First Quarter....................................   $      31.75      $      18.76
            Second Quarter...................................          30.45             18.50
            Third Quarter....................................          24.29             16.68
            Fourth Quarter...................................          30.49             17.04
         2003
            First Quarter....................................   $      26.80      $      15.80
            Second Quarter...................................          27.40             17.22
            Third Quarter....................................          25.21             20.60
            Fourth Quarter...................................          28.30             23.24
         2004
            First Quarter....................................   $      26.63      $      21.60
            Second Quarter...................................          25.50             22.27
            Third Quarter through August 25..................          23.99             22.25


On August 25, 2004, the closing price of the shares on the New York Stock Exchange was $23.75 per share. Stockholders are urged to obtain current market quotations for the shares.

We have not historically paid any dividends on our common stock. We are actively considering the payment of a cash dividend if our Board determines doing so would be in the best interests of shareholders. Any decisions by our Board of Directors to pay cash dividends in the future, in lieu of, or in addition to, further stock repurchases or share related initiatives, depend upon, among other factors, our earnings, financial condition, capital requirements and the market price of our common stock.

9. PURPOSE OF THE OFFER; CERTAIN ADDITIONAL EFFECTS OF THE OFFER; PLANS AND PROPOSALS

We are making this offer because our board of directors has evaluated our operations, strategy and expectations for the future and continues to believe that purchasing our own shares is an attractive use of capital and an efficient means to provide value to shareholders. The tender offer permits us to accelerate these purchases and we believe that the tender offer is a prudent use of our financial resources given our business profile, assets, recent trading volume and current market price. We believe that our current financial resources and debt capacity exceed the financial requirements of our business.

We believe that the modified "Dutch Auction" tender offer set forth herein represents a mechanism to provide all shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of capital if they so elect. This format of repurchase provides a method for shareholders not participating to increase their relative percentage interest in PPLS and its future operations at no additional cost. The tender offer also provides shareholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to their shares, without potential disruption to the share price and the usual transaction costs associated with market sales.

We have previously repurchased shares as a means of increasing shareholder value. Pursuant to the repurchase program originally announced on April 6, 1999, we have repurchased thorough August 10, 2004, 8.1 million shares of our common stock for total consideration of $183.8 million, or an average price of $22.83 per share and have reduced the number of shares outstanding by approximately 30% from 23.7 million at March 31, 1999 to approximately 16.5 million today. In addition to the shares which may be purchased in this tender offer, our Board has authorized us to repurchase an additional 950,000 shares in open market or other purchases subject to the limitations on repurchases under our amended stock term loan. See Section 11.

After the tender offer is completed, we believe that our anticipated cash flow from operations and financial condition will be adequate for our needs. Depending on the number of shares purchased in the tender offer, the result and prospects of our business, prevailing economic and market conditions and the market price of the shares, we may continue our previously authorized repurchase program subsequent to the termination of the tender offer or engage in other stock repurchase transactions. However, Rule 13e-4 under the Exchange Act prohibits us and our affiliates from purchasing any shares, other than in the tender offer, until at least 10 business days after the expiration date. In addition, further repurchases are subject to limitations under our amended stock term loan.

In setting the price range for our offer, we considered the funds available to us and the increase in pro forma earnings per share. Our goal was to structure the size and price of our offer so that it would be appealing to stockholders who may be interested in selling their shares and beneficial to stockholders who may be interested in retaining their shares.

We believe the offer may be attractive from the perspective of our stockholders for the following reasons:

          o The offer gives stockholders liquidity by giving them opportunity to determine the price or prices, not greater than $26.00 per share or less than $22.50 per share, at which they are willing to sell all or a portion of their shares and, if those shares are purchased in our offer, to sell their shares for cash without the usual transaction costs associated with open-market sales.

          o The offer provides stockholders with the opportunity to sell their shares for a price that may be greater than market prices prevailing prior to the announcement of the offer.

          o Any odd lot holders whose shares are purchased pursuant to the offer not only will avoid the payment of brokerage commissions for their sale of shares directly to us, but also will avoid any applicable odd lot discounts payable on sales of odd lots.

          o To the extent the purchase of shares in the offer results in a reduction in the number of stockholders of record, the costs to us for services to stockholders will be reduced.

          o The offer allows stockholders to sell a portion of their shares while retaining a continuing ownership interest in Pre-Paid Legal Services, subject to the attendant risk and rewards associated with owning equity securities.

          o Stockholders who do not tender their shares pursuant to the offer will realize a proportionate increase in their relative ownership interest in Pre-Paid Legal Services and, thus, in our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future. Shareholders may be able to sell non-tendered shares in the future on the New York Stock Exchange or otherwise, at a net price higher or lower than the purchase price in the tender offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which price may be higher or lower than the purchase price paid in the tender offer.

The offer also presents some potential risks and disadvantages to us and our continuing stockholders:

          o The offer will result in a decrease in the amount of our cash and an increase in our indebtedness.

          o The offer will reduce our "public float" (the number of shares owned by outside stockholders and available for trading in the securities markets). As of August 25, 2004, there were 16,460,515 shares issued and outstanding. Assuming we acquire 1,000,000 shares in the tender offer, 15,460,515 shares will be outstanding immediately after the tender offer. This may result in lower stock prices or reduced liquidity in the trading markets for our common stock in the future. However, based upon published guidelines of the New York Stock Exchange, we believe that following our purchase of shares pursuant to the offer, our remaining shares will continue to qualify to be listed on the New York Stock Exchange. The tender offer is conditioned upon there not being any reasonable likelihood, in our reasonable judgment, that the consummation of the tender offer and the purchase of shares will cause the shares to be delisted from the New York Stock Exchange. See Section 7.

Neither Pre-Paid Legal Services nor our board of directors makes any recommendation to any stockholder as to whether to tender all or any shares. Each stockholder must make his or her own decision whether to tender shares and, if so, how many shares to tender and at what price. Our directors, officers and employees who own shares may participate in the offer on the same basis as our other stockholders. We have been advised that none of our directors and executive officers intend to tender their shares pursuant to the offer. See
Section 12 for information about the stock ownership of our directors and executive officers.

Certain Additional Effects of the Tender Offer

Shares that we acquire pursuant to the tender offer will be cancelled and will have the status of authorized but unissued shares.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish information to our shareholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission's proxy rules in connection with meetings of shareholders. We believe that the purchase of shares pursuant to the tender offer will not result in the shares becoming eligible for deregistration under the Exchange Act. The tender offer is conditioned upon there not being any reasonable likelihood, in our reasonable judgment, that the consummation of the tender offer and the purchase of shares will cause its common stock to be eligible for deregistration under the Exchange Act. See Section 7.

The shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of the shares pursuant to the tender offer, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin rules and regulations.

Plans or Proposals

Except as disclosed elsewhere in this offer to purchase, or as may occur in the ordinary course of its business, we currently have no plans or proposals that relate to or would result in:

          o an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

          o a purchase, sale or transfer of a material amount of our assets or any of its subsidiaries' assets;

          o any material change in our present dividend rate or policy, indebtedness or capitalization;

          o any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors, or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

          o    any other material change in our corporate structure or business;

          o a class of our equity securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system of a registered national securities association;

          o    a  class  of  our  equity   securities   becoming   eligible  for
               termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

          o    the  suspension  of our  obligation  to file reports  pursuant to
               Section 15(d) of the Exchange Act;

          o the acquisition by any person of additional securities of PPLS, or the disposition of securities by PPLS; or

          o any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of PPLS.

We reserve the right to change our plans and intentions at any time, as we deems appropriate.

10.      INFORMATION CONCERNING PRE-PAID LEGAL SERVICES

Pre-Paid Legal Services, Inc., incorporated in Oklahoma in 1972, develops, underwrites and markets legal expense plans which provide for or reimburse a portion of the legal fees associated with a variety of legal services in a manner similar to medical reimbursement plans. Our main office is located at One Pre-Paid Way, Ada, Oklahoma 62326; telephone number (580) 436-1234.

We are subject to the information requirements of the Exchange Act, and, in accordance therewith, we file periodic reports and other information relating to our business, financial condition and other matters. We are required to disclose in these periodic reports certain information, as of particular dates, concerning the our directors and executive officers, their compensation, stock options granted to them, the principal holders of the securities of PPLS and any material interest of such persons in transactions with us. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the tender offer. This material and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the Securities and Exchange Commission's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains periodic reports and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Our annual report on Form 10-K for the year ended December 31, 2003, our quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 22, 2004, our current reports on Form 8-K dated April 2, 2004, April 26, 2004, July 6, 2004, and July 27, 2004 and all other documents filed by PPLS with the Securities and Exchange Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the earlier of the expiration date and the termination of the tender offer shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this offer to purchase, shall be deemed to be modified or superseded for purposes of this offer to purchase to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this offer to purchase, except as so modified or superseded.

You can obtain any of the documents incorporated by reference in this document from PPLS or from the Securities and Exchange Commission's web site at the address described above. Documents incorporated by reference are available from PPLS without charge, excluding any exhibits to those documents. Shareholders can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from PPLS at One Pre-Paid Way, Ada, Oklahoma 74820; telephone: (580) 436-1234. The documents are also available on the PPLS web site and can be downloaded in various formats at www.prepaidlegal.com. Any shareholder requesting information should be sure to include his or her complete name and address in the request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

Selected Historical and Pro Forma Financial Information

The following tables show (a) selected historical financial information about PPLS for the fiscal year ended December 31, 2003 and as of and for the six months ended June 30, 2004 and (b) selected pro forma financial information for the same periods, assuming the purchase by PPLS of 1,000,000 shares in the tender offer at a purchase price of $26.00 per share for an aggregate purchase price of $26.3 million, including related fees and expenses.

The selected pro forma information is based on our historical financial information for the fiscal year ended December 31, 2003 and for the six months ended June 30, 2004 and gives effect to the tender offer as if the tender offer were completed at the beginning of each period for income statement information and at June 30, 2004 for balance sheet information. The pro forma information assumes that we would have borrowed approximately $16.2 million under our amended stock term loan and used $10.1 million of excess cash on hand to finance the tender offer. The impact on interest income and interest expense reflected in the pro forma financial information is based on interest rates in the amended stock term loan, which are subject to change. As the pro forma information indicates, total stockholders' equity is anticipated to decrease from $41,873,000 to $15,573,000 at June 30, 2004, and net interest expense is anticipated to move from $55,000 to $500,000 for the six months ended June 30, 2004 and net interest income is anticipated to move from $1,238,000 to $337,000 for the fiscal year ended December 31, 2003. The anticipated changes in stockholders' equity and net interest expense do not adversely affect the Company's belief in the benefits of the offer.

The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the tender offer had been completed at the dates indicated or that may be obtained at any date in the future. The following selected historical financial data has been derived from our historical financial statements included in our Form 10-K for the year ended December 31, 2003 and the Form 10-Q for the quarter ended June 30, 2004, each of which has been filed with the Securities Exchange Commission, and should be read in conjunction with those financial statements.

                                                                                  June 30, 2004
                                                                      --------------------------------------
                                                                           Actual             Pro Forma
                                                                      -----------------    -----------------
                                                                                 (In thousands,
                                                                            except per share values)
BALANCE SHEET
Cash and cash equivalents..................................           $       17,517       $           7,417
Total current assets.......................................                   52,291                  42,191
Total assets...............................................                  131,709                 121,749
Short-term debt............................................                   17,564                  18,042
Total current liabilities..................................                   65,425                  65,903
Long-term debt.............................................                   16,380                  32,102
Total liabilities..........................................                   89,836                 106,176
Total stockholders' equity.................................                   41,873                  15,573
Shares outstanding at June 30, 2004........................                   16,492                  15,492
Book value per share.......................................           $         2.54       $            1.01



                                                              Six Months Ended               Twelve Months Ended
                                                               June 30, 2004                  December 31, 2003
                                                       -------------------------------    ---------------------------
                                                           Actual          Pro Forma        Actual       Pro Forma
                                                       ---------------    -------------    ---------    -------------
                                                           (In thousands, except percent and per share values)
INCOME STATEMENT
Total revenues.....................................  $      190,038    $    190,038   $   361,313    $   361,313
Expenses (excluding interest)......................         158,490         158,490       301,975        301,975
Interest expense (income), net.....................              55             500        (1,238)          (337)
Income before income taxes.........................          31,493          31,048        60,576         59,675
Provision for income taxes.........................          10,865          10,711        20,669         20,358
Effective tax rate.................................           34.5%           34.5%         34.1%          34.5%
Net income.........................................          20,628          20,337        39,907         39,317
Income (loss) per common share:
         Basic.....................................            1.24            1.30          2.28           2.38
         Diluted...................................            1.24            1.30          2.27           2.37
Weighted average share outstanding:
         Basic.....................................          16,619          15,619        17,530         16,530
         Diluted...................................          16,692          15,692        17,599         16,599


                                                      Three Months Ended            Twelve Months Ended
                                                         June 30, 2004               December 31, 2003
                                                   --------------------------    ---------------------------
                                                     Actual        Pro Forma        Actual       Pro Forma
                                                   ------------    ----------     -----------   ------------
Ratio of earnings to fixed charges                     37             25             86             39




Notes: The rate used for interest expense in the pro forma calculations, and to determine the implied interest expense from rent expense is 4.51%. Implied interest expense from rent expense has been calculated by multiplying rent expense by the interest rate for the applicable period. For the pro forma income per share calculations, 1,000,000 shares are subtracted from actual shares for both the basic and diluted calculations.

11.      SOURCE AND AMOUNT OF FUNDS

Assuming that we purchase the maximum of 1,000,000 shares pursuant to this offer at the highest price of $26.00 per share, the total amount required by us to purchase these shares will be $26 million, exclusive of fees and other expenses. We anticipate that we will obtain the funds necessary to purchase shares tendered in the tender offer, as well as to pay related fees and expenses, from available cash on hand and by borrowing under our amended stock term loan which has recently been amended to increase the amount available from the outstanding balance of $13.9 million as of August 25, 2004 to up to $31.5 million. We intend to repay amounts borrowed under the stock term loan for the purchase of shares tendered in the tender offer with available cash flow or by refinancing through other available credit facilities. The tender offer is not conditioned upon the receipt of financing. See Section 7.

The amended stock term loan has been established pursuant to an amendment to our loan agreement dated August 26, 2004, among PPLS and Bank of Oklahoma, N.A., Comerica Bank, and First United Bank & Trust. The amended stock term loan provides for advances of up to $31.5 million of which $13.9 million was already advanced as of August 25, 2004. Advances may be used to purchase shares of our common stock in tender offers, reclassifications, open market purchases or otherwise at any time until December 31, 2004. The amount of the loan is repayable in 24 equal monthly principal installments beginning October 31, 2004, with interest at the 30 day LIBOR Rate plus three percent, adjusted monthly.

The amended stock term loan continues to be primarily collateralized by our rights to receive membership fees on a portion of our Memberships and a pledge of the stock of our subsidiaries. The amended loan agreement continues the existing covenants, including provisions prohibiting us from pledging assets, incurring additional indebtedness and selling assets. In addition to customary events of default, the amended loan continues the additional event of default occurs if Harland C. Stonecipher ceases to be our Chairman and Chief Executive
Officer for 90 days. Pre-payment of the loan is permitted. The amended loan agreement contains the following financial covenants which were included in the original loan: (a) our quarterly Debt Coverage Ratio (which has an amended definition) shall not be less than 125%; (b) our cancellation rate on contracts less than or equal to twelve months old shall not exceed 45% on a trailing 12 month basis, calculated on a quarterly basis, (c) and we shall maintain a rolling twelve month average retention rate of Membership contracts in place for greater than eighteen months of not less than 70%, calculated on a quarterly basis. The amended loan modifies the existing dividend and net worth limits to provide that; (a) we may not pay dividends or make stock purchases (other than with the loan proceeds or purchases of up to $31.5 million on or before December 31, 2004) in any fiscal quarter in excess of 50% of cumulative net income of all previous quarters since the quarter beginning July 1, 2004, less any dividends or stock purchases in such previous quarters; and (b) we are required to maintain a tangible net worth of $10 million through December 31, 2004, $15 million through September 30, 2005, and $25 million on December 31, 2005 and thereafter.

The foregoing description is qualified in its entirety by reference to the stock term loan agreement, which is an exhibit to the Schedule TO in which this document has been filed with the Commission.

12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

As of August 25, 2004, Pre-Paid Legal Services had 16,460,515 shares issued and outstanding, including shares allocated pursuant to our employee stock ownership plan, and had reserved 1,052,021 shares for issuance upon exercise of outstanding stock options and 1,341,252 reserved for future grants under the stock option plan. The 1,000,000 shares that we are offering to purchase represent approximately 6% of our outstanding shares. As of August 25, 2004, our directors and executive officers as a group, 12 persons, beneficially owned an aggregate of 1,921,254 shares, including 673,000 shares covered by currently exercisable options granted under our stock option plan, representing approximately 11.21% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options. Directors, officers and employees of Pre-Paid Legal Services who own shares may participate in the offer on the same basis as our other stockholders. We have been advised that none of our directors or executive officers intend to tender any of their shares pursuant to the offer. As of August 25, 2004, 227,692 shares, or approximately 1.4% of the outstanding shares, were held in our employee stock ownership plan. Participants in the employee stock ownership plan will be entitled to tender shares on the same terms as other stockholders. We also maintain an associate investment club which permits our sales associates to purchase shares of common stock in the open market. As of August 25, 2004, the participants in this club owned an aggregate of approximately 350,000 shares of common stock. These participants will be entitled to tender shares on the same terms as other stockholders.

Assuming we purchase 1,000,000 shares pursuant to the offer and our executive officers and directors, then after the purchase of shares pursuant to the offer, our executive officers and directors as a group would own beneficially approximately 11.91% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options.

The following table sets forth certain information concerning the beneficial ownership of shares of Common Stock of the Company by each person (other than directors and executive officers of the Company) known by the Company to be the beneficial owner of more than five percent of the issued and outstanding Common Stock. The information is based on the most recent Schedules 13D or 13G filed by the applicable beneficial owner with the Securities and Exchange Commission or other information provided to the Company by the beneficial owner.

                                                                            Beneficial Ownership
                                                           --------------------------------------------------------
                                                                                          Percent of Class
                                                                                  ---------------------------------
Name and Address of Beneficial Owner                       Number of Shares         Before         After Offer(1)
------------------------------------
                                                                                     Offer
                                                           -----------------      ------------     ----------------

Thomas W. Smith                                                4,038,951(2)          24.54              26.12
323 Railroad Avenue
Greenwich, CT  06830         ............................
Thomas N. Tryforos
323 Railroad Avenue
Greenwich, CT  06830         ............................      2,852,388(2)          17.3               18.45
Scott Vassalluzzo
323 Railroad Avenue
Greenwich, CT  06830         ............................      2,800,700(2)          17.01              18.12


(1) Assuming all 1,000,000 shares are purchased.

(2) Included in the shares of Common Stock indicated as beneficially owned by Thomas W. Smith ("Smith"), Thomas N. Tryforos ("Tryforos") and Scott Vassalluzzo ("Vassalluzzo") are 2,780,600 shares as to which they have shared voting and shared dispositive power. In addition, Smith beneficially owns 1,258,351 shares of Common Stock as to which he has sole voting and dispositive power, Tryforos beneficially owns 71,788 shares of Common Stock as to which he has sole voting and dispositive power and Vassalluzzo beneficially owns 20,100 shares of Common Stock as to which he has sole voting and dispositive power. Of the shares indicated as beneficially owned by Smith, Tryforos and Vassalluzzo, 3,138,951, 2,791,988 and 2,791,600 shares in the aggregate, respectively, are beneficially owned in their capacities as investment managers for certain managed accounts.

Under the provisions of the Oklahoma General Corporation Act relating to acquisitions of shares exceeding 20% of the outstanding voting shares of an Oklahoma public company, 6,150 shares beneficially owned by Mr. Smith may not be voted until and unless the disinterested shareholders of the Company approve voting rights for these shares. Mr. Smith has not requested that such issue be submitted to a vote of the shareholders as required by these provisions, and, accordingly, these 6,150 shares are not eligible to be vote. Although Mr. Smith's percentage ownership exceeds 20% by more than this number of shares, his increase in ownership occurred by reason of the Company's share repurchase program which does not result in a loss of voting rights.

Mssrs. Smith, Tryforos and Vassalluzzo have advised us that they do not intend to tender any of their shares in the offer.

The following table sets forth certain information concerning the beneficial ownership of shares of Common Stock of the Company as of August 25, 2004 by (a) each director of the Company, (b) certain executive officers, and (c) all of the directors and certain executive officers of the Company as a group.

                                                                                           Percent of Class
                                                                                      ---------------------------
Name and Address of Beneficial Owner                            Number of Shares      Before         After Offer
------------------------------------
                                                                                        Offer
                                                                ------------------    ----------     ------------
Harland C. Stonecipher                                              1,467,044(2)         8.74%          9.29%
One Pre-Paid Way
Ada, Oklahoma  74820       ...................................
Randy Harp                 ...................................        211,879(3)         1.27           1.36
Kathleen S. Pinson         ...................................         79,882(4)           *              *
Steve Williamson           ...................................         32,520(5)           *              *
Peter K. Grunebaum         ...................................         33,500(6)           *              *
John W. Hail               ...................................         48,079(7)           *              *
Martin H. Belsky           ...................................         33,350(8)           *              *
Steven R. Hague            ...................................         15,000(9)           *              *
All directors and executive officers as a group (8 persons)         1,921,254(10)       11.21          11.91
* Less than 1%.

(1) Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The percentage of ownership for each person is calculated in accordance with rules of the Securities and Exchange Commission without regard to shares of Common Stock issuable upon exercise of outstanding stock options, except that any shares a person is deemed to own by having a right to acquire by exercise of an option are considered outstanding solely for purposes of calculating such person's percentage ownership.

(2) Included in the shares of Common Stock indicated as beneficially owned by Mr. Stonecipher are (i) 1,117,085 shares as to which he has shared voting and shared dispositive power with his wife; (ii) 30,000 shares issuable upon exercise of outstanding options held by his wife earned during the time she was a member of the Board of Directors; (iii) 19,959 shares owned under the ESOP as to which Mr. Stonecipher has sole voting power, but shared dispositive power; and, (iv) 300,000 shares issuable to Mr. Stonecipher upon exercise of outstanding options.

(3) Includes 17,829 shares owned under the ESOP as to which Mr. Harp has sole voting power, but shared dispositive power, and 168,000 shares issuable upon exercise of outstanding options.

(4) Includes 19,658 shares owned under the ESOP as to which Ms. Pinson has sole voting power, but shared dispositive power, and 15,000 shares issuable upon the exercise of outstanding options. Also, includes 3,561 shares owned under the ESOP by Ms. Pinson's husband, also an employee of the Company, as to which he has sole voting power, but shared dispositive power. Ms. Pinson disclaims beneficial ownership of shares that are owned by her husband.

(5) Includes 1,130 shares owned under the ESOP as to which Mr. Williamson has sole voting power, but shared dispositive power, 372 shares held in an individual retirement account and 31,000 shares issuable upon exercise of outstanding options.

(6) Includes 33,500 shares issuable upon exercise of outstanding options.

(7) Includes 500 shares owned by a corporation that Mr. Hail controls and 47,500 shares issuable upon exercise of outstanding options.

(8) Includes 33,000 shares issuable upon exercise of outstanding options.

(9) Includes 15,000 shares issuable upon exercise of outstanding options

(10) Includes 673,000 shares issuable upon exercise of outstanding options and 62,138 shares owned under the ESOP as to which the respective executive officers and directors have sole voting power, but shared dispositive power.

We maintain an Employee Stock Ownership and Thrift Plan and Trust pursuant to which eligible employees may be allocated shares of our common stock. Eligible employees contribute to the plan by payroll deduction or by additional discretionary payments made to the trustee and we make certain matching contributions. Seventy-five percent contributions of the employee's contributions and all of the company's contributions are then used by the trustee of the plan to purchase shares of our common stock.

We also maintain an associate investment club whereby our sales associates may make open market purchases of our common stock.

Based on our records and on information provided to us by its directors, executive officers, affiliates and subsidiaries, except as provided below, neither PPLS nor any of its affiliates or subsidiaries nor, to our knowledge, any of our directors or executive officers, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the shares during the 60 days prior to August 26, 2004. We purchased 50,400 shares in our open market repurchase program during such period. Also, on August 5 and 10, 2004, Peter Gruenbaum, one of our directors, exercised outstanding options to purchase an aggregate of 3,000 shares for $17.03 per share and sold all of the shares in the open market at prices of $23.25 to $23.35 per share.

There were no option grants to executive officers during 2004 through August 25, 2004, but 36,751 options were granted to non-executive employees and 40,000 options were granted to non-employee directors.

Except for outstanding options to purchase shares granted from to time to time over recent years to certain directors and employees, including executive officers, of Pre-Paid Legal Services pursuant to our stock option plan, and except as otherwise described herein, neither Pre-Paid Legal Services nor, to the best of our knowledge, any of our affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any securities of Pre-Paid Legal Services including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

13.      LEGAL MATTERS; REGULATORY APPROVALS

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by us as contemplated herein. Should any approval or other action be required, we presently contemplate that the approval or other action will be sought. We are unable to predict whether we may determine that we are required to delay the acceptance for payment of or payment for shares tendered pursuant to this offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares is subject to certain conditions. See Section 7.

14.      CERTAIN FEDERAL INCOME TAX CONSEQUENCES

General. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of shares pursuant to the offer. The discussion is based upon the provisions of the Internal Revenue Code, Treasury regulations, Internal Revenue Service rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the shares are held as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the Internal Revenue Service with respect to the tax matters discussed below.

Each stockholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that stockholder tendering shares pursuant to the offer and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

Characterization of the Surrender of Shares Pursuant to the Offer. The surrender of shares by a stockholder to Pre-Paid Legal Services pursuant to the offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under
Section 302 of the Internal Revenue Code, the surrender of shares by a stockholder to Pre-Paid Legal Services pursuant to the offer will be treated as a "sale or exchange" of shares for United States federal income tax purposes, rather than as a distribution by Pre-Paid Legal Services with respect to the shares held by the tendering stockholder, if the receipt of cash upon surrender
(i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in Pre-Paid Legal Services, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder, each as described below.

If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a "sale or exchange" of shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the shares surrendered pursuant to the offer. Any gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by Pre-Paid Legal Services with respect to the stockholder's shares in an amount equal to the cash received by the stockholder pursuant to the offer. The distribution will be treated as a dividend, taxable as ordinary income to the extent of Pre-Paid Legal Services's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of Pre-Paid Legal Services's current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the shares, and then as gain from the sale or exchange of the shares. If a stockholder is treated as having received a distribution by Pre-Paid Legal Services with respect to his or her shares, the stockholder's tax basis in his or her remaining shares will generally be adjusted to take into account the stockholders return of basis in the shares tendered.

Constructive  Ownership.  In  determining  whether  any of the three tests under
Section 302 of the Internal Revenue Code is satisfied, stockholders must take into account not only the shares that are actually owned by the stockholder, but also shares that are constructively owned by the stockholder within the meaning of Section 318 of the Internal Revenue Code. Under Section 318 of the Internal Revenue Code, a stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that the stockholder has the right to acquire by exercise of an option or by conversion.

Proration. Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Internal Revenue Code has been satisfied. Each stockholder should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the offer, fewer than all of these shares may be purchased by Pre-Paid Legal Services. Thus, proration may affect whether the surrender of shares by a stockholder pursuant to the offer will meet any of the three tests under Section 302 of the Internal Revenue Code. See Section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of shares. A stockholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

Section 302 Tests. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding shares in Pre-Paid Legal Services actually and constructively owned by the stockholder immediately following the surrender of shares pursuant to the offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the stockholder immediately before the sale of shares pursuant to the offer. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

The receipt of cash by a stockholder  will be a "complete  redemption" if either
(i) the stockholder owns no shares in Pre-Paid Legal Services either actually or constructively immediately after the shares are surrendered pursuant to the offer, or (ii) the stockholder actually owns no shares in Pre-Paid Legal Services immediately after the surrender of shares pursuant to the offer and, with respect to shares constructively owned by the stockholder immediately after the offer, the stockholder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Internal Revenue Code. A director, officer or employee of Pre-Paid Legal Services is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Internal Revenue Code.

Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test and the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's surrender of shares pursuant to the offer results in a "meaningful reduction" in the stockholder's interest in Pre-Paid Legal Services. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The Internal Revenue Service has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

Corporate Stockholder Dividend Treatment. If a sale of shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Internal Revenue Code, subject to applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Internal Revenue Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Internal Revenue Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in shares, the 70% dividends-received deduction may be reduced.

In addition, amounts received by a corporate stockholder pursuant to the offer that are treated as a dividend may constitute an "extraordinary dividend" under
Section 1059 of the Internal Revenue Code. The "extraordinary dividend" rules of the Internal Revenue Code are highly complicated. Accordingly, any corporate stockholder that might have a dividend as a result of the sale of shares pursuant to the offer should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

Additional Tax Considerations. The "Jobs and Growth Tax Reconciliation Act of 2003" significantly alters the treatment of dividends and long term capital gains of individuals. Under this legislation, dividends received in taxable years beginning after 2002 and prior to 2009, and long-term capital gains on sales and exchanges (and payments received) after May 6, 2003 and before January 1, 2009, by individuals are taxed at a maximum rate of 15%. The rate applicable to individuals with taxable income at or below $29,050 (if single) or %58,100 (if married and filing jointly) is 5% through the end of 2007 (0%) in 2008). In order to qualify for the special rate for dividends, the shares must have been held for more than 60 days during the 120 day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (in this case, prior to the repurchase date) and the taxpayer cannot be under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. As such, these changes may impact the tax consequences of this tender offer to certain stockholders.

Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain, or the receipt of any ordinary income, caused by the surrender of any shares to Pre-Paid Legal Services pursuant to the offer.

Foreign Stockholders. Pre-Paid Legal Services will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the offer to a foreign stockholder or his agent, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, we will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of the tax or a portion of the tax if the stockholder (a) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (b) is entitled to a reduced rate of withholding pursuant to a treaty and Pre-Paid Legal Services withheld at a higher rate, or (c) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the depositary, or other person who is otherwise required to withhold United States tax, a properly executed statement claiming such exemption or benefits. These statements may be obtained from the depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

ESOP Plan. The ESOP Plan is a tax-exempt trust and therefore, no gain or loss will be recognized by the participant upon the tender of shares credited to their account under the ESOP Plan. However, by tendering the shares a participant may be giving up special tax consequences applicable to employer securities upon distribution of such shares from the ESOP Plan. Please refer to the separate Letter to Participants sent to ESOP Plan participants together with this Offer to Purchase for a description of these tax consequences.

Associate Investment Club. The Investment Club holds title to the shares credited to participants in the Associate Investment Club solely as agent for the participants. Accordingly the tax consequences to participants who tender shares will be the same as any other stockholder.

The tax discussion set forth above may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with Pre-Paid Legal Services.

The tax consequences of a sale pursuant to the offer may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided with respect to the state, local or foreign tax consequences of the transaction contemplated by the offer. Stockholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to the offer and the effect of the stock ownership attribution rules described above.

15.      EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

We expressly reserve the right, in our sole discretion, to extend the period of time during which the offer is open by giving oral or written notice of the extension to the depositary and making a public announcement thereof. There can be no assurance, however, that we will exercise our right to extend the offer. During any extension, all shares previously tendered will remain subject to the offer, except to the extent that shares may be withdrawn as set forth in Section
4. We also expressly reserve the right, in our sole discretion, (i) to terminate the offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof, by giving oral or written notice of the termination to the depositary and making a public announcement thereof and (ii) to amend the offer in any respect. Amendments to the offer may be effected by public announcement. Without limiting the manner in which we may choose to make public announcement of any extension, termination or amendment, we shall have no obligation, except as otherwise required by applicable law, to publish, advertise or otherwise communicate any public announcement, other than by making a release to PR News Wire, Dow Jones News Service, or another comparable news service, except in the case of an announcement of an extension of the offer, in which case we shall have no obligation to publish, advertise or otherwise communicate the announcement other than by issuing a notice of the extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Central time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the SEC under the Exchange Act.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The offer will continue or be extended for at least ten business days from the time Pre-Paid Legal Services publishes, sends or gives to holders of shares a notice that we will (i) increase or decrease the price we will pay for shares or (ii) increase, except for an increase not exceeding 2% of the outstanding shares, or decrease the number of shares we seek.

16.      FEES AND EXPENSES

Georgeson Shareholder Communications, Inc. will act as the information agent in connection with the offer. Georgeson Shareholder, as information agent, may contact stockholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners. We have agreed to indemnify Georgeson Shareholder against certain liabilities, including liabilities under the federal securities laws, in connection with the offer.

We have retained UMB Bank, N.A. as depositary in connection with the offer. We have agreed to indemnify the depositary against certain liabilities, including liabilities under the federal securities laws, in connection with the offer.

The information agent and depositary will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The amount of such compensation is not material to us.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers.

Neither the information agent nor the depositary has been retained to make solicitations or recommendations in connection with the offer.

17.      MISCELLANEOUS

The offer is being made to all holders of shares. We are not aware of any state where the making of the offer is prohibited by administrative or judicial action pursuant to a valid state statute. If we become aware of any valid state statute prohibiting the making of the offer, we will make a good faith effort to comply with the statute. If, after such good faith effort, we cannot comply with the statute, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in that state. In those jurisdictions whose securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on our behalf by the dealer/manager or one or more registered brokers or dealers licensed under the laws of these jurisdictions.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or make any representation on our behalf in connection with the offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the offer. If given or made, you should not rely on that information or representation as having been authorized by us.





                          PRE-PAID LEGAL SERVICES, INC.


                                 August 26, 2004

Questions and requests for assistance may be directed to the information agent at the telephone number listed below. Additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery or any other tender offer materials may be obtained from the information agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.

The information agent for the offer is:

                   GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
                           17 State Street, 10th Floor
                            New York, New York 10004
                     Banks and Brokers Call: (212) 440-9800
                    All Others Call Toll Free: (866) 828-4305

The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by the stockholder or the stockholder's broker, dealer, bank, trust company or other nominee to the depositary at the address listed below. Any questions concerning tender procedures may be directed to the depositary at the telephone number listed below.

The depositary for the offer is:

                                  UMB BANK N.A.
           By Mail:                      By Facsimile                        By Hand:                  By Overnight
                                         Transmission                                                    Courier:
        Pre-Paid Legal             For Eligible Institutions                 UMB Bank                  Pre-Paid Legal
         c/o UMB Bank                      Only:                        Securities Transfer             c/o UMB Bank
         P.O. Box 859208               (781) 380-3388                         Division                161 By Street Drive
      Briantree, MA  02185-      For Confirmation Only:                   928 Grand Blvd.                 Braintree, MA
            9208                  Telephone:  (781) 843-               Kansas City, MO 64106                 021814
                                      1833 ext. 200





                               EXHIBIT (a)(1)(ii)

                              LETTER OF TRANSMITTAL
                        TO TENDER SHARES OF COMMON STOCK
                                 PURSUANT TO THE
                OFFER TO PURCHASE FOR CASH DATED AUGUST 26, 2004
                                       BY
                          PRE-PAID LEGAL SERVICES, INC.
                                       OF
                   UP TO 1,000,000 SHARES OF ITS COMMON STOCK
                   AT A PURCHASE PRICE NOT GREATER THAN $26.00
                         NOR LESS THAN $22.50 PER SHARE
        THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
       NEW YORK CITY TIME, ON SEPTEMBER 28, 2004, UNLESS THE TENDER OFFER
                                  IS EXTENDED.

                     The Depositary for the Tender Offer is:
                                  UMB BANK N.A.
              By Mail:                   By Facsimile Transmission:             By Hand:               By Overnight Courier:
           Pre-Paid Legal              For Eligible Institutions Only:          UMB Bank                   Pre-Paid Legal
            c/o UMB Bank                       (781) 380-3388              Securities Transfer              c/o UMB Bank
          P. O. Box 859208                 For Confirmation Only:               Division                161 Bay Street Drive
      Braintree, MA 02185-9208          Telephone: (781) 843-1833 ext        928 Grand Blvd.            Braintree, MA 02184
                                                     200                  Kansas City, MO 64106

THE OFFER TO PURCHASE AND THIS ENTIRE LETTER OF TRANSMITTAL, INCLUDING THE ACCOMPANYING INSTRUCTIONS, SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

DELIVERY OF THIS LETTER OF TRANSMITTAL AND ALL OTHER DOCUMENTS TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. DELIVERIES TO PRE-PAID LEGAL SERVICES, INC. OR GEORGESON SHAREHOLDER COMMUNICATIONS, INC., THE INFORMATION AGENT, WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE, WILL NOT CONSTITUTE VALID DELIVERY TO THE DEPOSITARY. DELIVERIES TO THE BOOK-ENTRY TRANSFER FACILITY WILL NOT CONSTITUTE VALID DELIVERY TO THE DEPOSITARY.



-----------------------------------------------------------------------------------------------------------------------------------


                         DESCRIPTION OF SHARES TENDERED

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         SHARES TENDERED
-----------------------------------------------------------------------------------------------------------------------------------
        NAMES AND ADDRESS(ES) OF REGISTERED HOLDER(S)           SHARE CERTIFICATE      TOTAL NUMBER OF SHARES         NUMBER OF
 (PLEASE FILL IN, IF BLANK, EXACTLY AS NAME(S) APPEAR(S) ON                             REPRESENTED BY SHARE           SHARES
               SHARE CERTIFICATE(S) TENDERED)                       NUMBERS*               CERTIFICATE(S)*           TENDERED**
----------------------------------------------------------------------------------- ------------------------------ ----------------
-


                                                               -------------------- ------------------------------ ----------------


                                                               -------------------- ------------------------------ ----------------


                                                               -------------------- ------------------------------ ----------------


                                                               -------------------- ------------------------------ ----------------


                                                               -------------------- ------------------------------ ----------------


                                                               -------------------- ------------------------------ ----------------


                                                               -------------------- ------------------------------ ----------------


                                                               -------------------- ------------------------------ ----------------


                                                               -------------------- ------------------------------ ----------------


----------------------------------------------------------------------------------- ------------------------------ ----------------
Total Shares Tendered:
----------------------------------------------------------------------------------- ------------------------------ ----------------




Indicate in the space below the order (by certificate number) in which shares are to be purchased in event of proration*** (attach additional signed list if necessary): See Instruction 10.

1st: ________ 2nd: _________ 3rd: _________ 4th: ________ 5th: _________




[ ] Check here if any certificates representing shares tendered hereby have been lost, stolen, destroyed or mutilated. You must complete an affidavit of loss and return it with your Letter of Transmittal. A bond will be required to be posted by the stockholder to secure against the risk that the certificates may be subsequently recirculated. Please call the Depositary at (800) 884-4225 to obtain an affidavit of loss and for further instructions as to the determination of the requirement for posting of a bond. See Instruction 16.

* Does not need to be completed by stockholders delivering shares by book-entry transfer.

** If you desire to tender fewer than all shares evidenced by any certificates listed above, please indicate in this column the number of shares you wish to tender. Otherwise, all shares evidenced by such certificates will be deemed to have been tendered. See Instruction 4.

*** If you do not designate an order, in the event less than all shares tendered are purchased due to proration, shares will be selected for purchase by the Depositary. See Instruction 10.

This Letter of Transmittal is to be used only if (1) certificates for shares are to be forwarded with it, or such certificates will be delivered under a Notice of Guaranteed Delivery previously sent to the Depositary (as defined in the Offer to Purchase), or (2) a tender of shares is to be made by book-entry transfer to the account maintained by the Depositary at The Depository Trust Company, referred to as the "book-entry transfer facility," pursuant to Section 3 of the Offer to Purchase.

Stockholders who desire to tender shares under the tender offer and who cannot deliver the certificates for their shares or who are unable to comply with the procedures for book-entry transfer before the "expiration date" (as defined in Section 1 of the Offer to Purchase), and who cannot deliver all other documents required by this Letter of Transmittal to the Depositary before the expiration date, may tender their shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. See Instruction 2.

Your attention is directed in particular to the following:

1.   If you want to retain your shares, you do not need to take any action.

2. If you want to participate in the tender offer and wish to maximize the chance of having PPLS accept for payment shares you are tendering hereby, you should check the box marked "Shares Tendered at Price Determined Under the Tender Offer" below and complete the other portions of this Letter of Transmittal as appropriate. You should understand that this election has the same effect as if you had selected the minimum price of $22.50 per share.

3. If you wish to select a specific price at which you will be tendering your shares, you should select one of the boxes in the section captioned "Shares Tendered at Price Determined by Stockholder" below and complete the other portions of this Letter of Transmittal as appropriate.

IN ANY EVENT, YOUR BANK OR BROKER CAN ASSIST YOU IN COMPLETING THIS FORM. THE INSTRUCTIONS INCLUDED WITH THIS LETTER OF TRANSMITTAL MUST BE FOLLOWED. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE OR THIS LETTER OF TRANSMITTAL MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS OR TOLL-FREE NUMBER INDICATED ON THE BACK COVER OF THIS LETTER OF TRANSMITTAL. LIST BELOW THE CERTIFICATE NUMBERS AND NUMBER OF SHARES TO WHICH THIS LETTER OF TRANSMITTAL RELATES. IF THE SPACE PROVIDED BELOW IS INADEQUATE, LIST THE CERTIFICATE NUMBERS TENDERED ON A SEPARATELY EXECUTED AND SIGNED SCHEDULE AND AFFIX THE SCHEDULE TO THIS LETTER OF TRANSMITTAL. THE NAMES AND ADDRESSES OF THE HOLDERS SHOULD BE PRINTED, IF NOT ALREADY PRINTED BELOW, EXACTLY AS THEY APPEAR ON THE CERTIFICATES REPRESENTING THE SHARES TENDERED HEREBY. THE SHARES THAT THE UNDERSIGNED WISHES TO TENDER SHOULD BE INDICATED IN THE APPROPRIATE BOXES.










________________________________________________________________________________
                               BOOK-ENTRY TRANSFER
                               (SEE INSTRUCTION 2)


[ ] CHECK HERE IF SHARES ARE BEING TENDERED BY BOOK-ENTRY TRANSFER TO AN ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN THE BOOK-ENTRY TRANSFER FACILITY MAY DELIVER SHARES BY BOOK-ENTRY TRANSFER):


Name(s) of Tendering Institution(s):
                                    --------------------------------------------

Account Number:
               -----------------------------------------------------------------

Transaction Code Number:
                         -------------------------------------------------------

________________________________________________________________________________




________________________________________________________________________________
                            PRIOR GUARANTEED DELIVERY
                               (SEE INSTRUCTION 2)

[ ] CHECK HERE IF SHARES ARE BEING TENDERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of Registered Holder(s):
                                ------------------------------------------------

--------------------------------------------------------------------------------


Window Ticket Number (if any):
                                ------------------------------------------------

Date of Execution of Notice of Guaranteed Delivery:
                                                   -----------------------------


Name of Institution which Guaranteed Delivery:
                                               ---------------------------------

Account Number (if delivered by Book-Entry Transfer):
                                                     ---------------------------

Transaction Code Number:
                          ------------------------------------------------------


[ ] CHECK HERE IF TENDER IS BEING MADE IN RESPECT OF LOST, MUTILATED OR DESTROYED CERTIFICATES. (SEE INSTRUCTION 16)

________________________________________________________________________________





________________________________________________________________________________
                                    ODD LOTS
                               (SEE INSTRUCTION 9)
-

To be completed only if shares are being tendered by or on behalf of a person owning, beneficially or of record an aggregate of fewer than 100 shares.

The undersigned either (CHECK ONE BOX):

[ ] is the beneficial or record owner of an aggregate of fewer than 100 shares and is tendering all of those shares; or

[ ] is a broker, dealer, commercial bank, trust company or other nominee that:
________________________________________________________________________________

(a) is tendering, for the beneficial owner(s) thereof, shares with respect to which it is the record owner; and

(b) believes, based upon representations made to it by such beneficial owner(s), that each such person is the beneficial owner of an aggregate of fewer than 100 shares and is tendering all of such shares.
________________________________________________________________________________


In addition, the undersigned is tendering shares either (CHECK ONE BOX):


[ ] at the price per share indicated under "Shares Tendered at Price Determined by Stockholder" in Box A on page 6 of this Letter of Transmittal; or

[ ] at the purchase price, as the same shall be determined by PPLS in accordance with the terms of the tender offer (persons checking this box should check Box B on page 6).
________________________________________________________________________________

                   NOTE: SIGNATURES MUST BE PROVIDED ON PAGE 8
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY


To UMB Bank, N.A.:

The undersigned hereby tenders to Pre-Paid Legal Services, Inc., an Oklahoma corporation ("PPLS"), the above-described shares of PPLS common stock, par value $0.01 per share, at the price per share indicated in this Letter of Transmittal, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in PPLS's Offer to Purchase, dated August 26, 2004, receipt of which is hereby acknowledged, and in this Letter of Transmittal which, as amended and supplemented from time to time, together constitute the tender offer.

Subject to and effective on acceptance for payment of the shares tendered hereby in accordance with the terms of and subject to the conditions of the tender offer (including, if the tender offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, PPLS all right, title and interest in and to all shares tendered hereby and orders the registration of all such shares if tendered by book-entry transfer that are purchased pursuant to the tender offer to or upon the order of PPLS and hereby irrevocably constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of the undersigned with respect to such shares (with the full knowledge that the Depositary also acts as the agent of PPLS), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

(1) deliver certificates representing such shares, or transfer ownership of such shares on the account books maintained by the book-entry transfer facility, together, in either such case, with all accompanying evidences of transfer and authenticity, to or upon the order of PPLS, upon receipt by the Depositary, as the undersigned's agent, of the purchase price with respect to such shares;

(2) present certificates for such shares for cancellation and transfer on PPLS's books; and

(3) receive all benefits and otherwise exercise all rights of beneficial ownership of such shares, subject to the next paragraph, all in accordance with the terms and subject to the conditions of the tender offer.

The undersigned hereby covenants, represents and warrants to PPLS that:

(4) the undersigned understands that tendering shares under any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the tender offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) such tender of shares complies with Rule 14e-4 under the Exchange Act;

(c) when and to the extent PPLS accepts the shares for purchase, PPLS will acquire good, marketable and unencumbered title to them, free and clear of all security interests, liens, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim;

(d) on request, the undersigned will execute and deliver any additional documents the Depositary or PPLS deems necessary or desirable to complete the assignment, transfer and purchase of the shares tendered hereby; and

(e) the undersigned has read and agrees to all of the terms of the tender offer.

The name(s) and address(es) of the registered holder(s) should be printed, if they are not already printed above, exactly as they appear on the certificates representing shares tendered hereby. The certificate numbers, the number of shares represented by such certificates, and the number of shares that the undersigned wishes to tender, should be set forth in the appropriate boxes above. The price at which such shares are being tendered should be indicated in the box below.

The undersigned understands that PPLS will, upon the terms and subject to the conditions of the tender offer, determine a single per share purchase price, not in excess of $26.00 nor less than $22.50 per share, that it will pay for shares properly tendered and not properly withdrawn prior to the expiration date under the tender offer, taking into account the number of shares so tendered and the prices specified (in increments of $.50) by tendering stockholders. The undersigned understands that PPLS will select the lowest purchase price that will allow it to purchase 1,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at prices not greater than $26.00 nor less than $22.50 per share, under the tender offer, subject to its right to increase the total number of shares purchased to the extent permitted by law. The undersigned understands that all shares properly tendered at prices at or below the purchase price and not properly withdrawn will be purchased at the purchase price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer, including its odd lot, proration and conditional tender provisions, and that PPLS will return all other shares, including shares tendered at prices greater than the purchase price and not properly withdrawn and shares not purchased because of proration or conditional tenders, promptly following the expiration date.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, PPLS may terminate or amend the tender offer or may postpone the acceptance for payment of, or the payment for, shares tendered or may accept for payment fewer than all of the shares tendered hereby. The undersigned understands that certificate(s) for any shares delivered herewith but not tendered or not purchased will be returned to the undersigned at the address indicated above. The undersigned recognizes that PPLS has no obligation, under the "Special Payment Instructions," to transfer any certificate for shares from the name of its registered holder, or to order the registration or transfer of shares tendered by book-entry transfer, if PPLS purchases none of the shares represented by such certificate or tendered by such book-entry transfer.

The undersigned understands that acceptance of shares by PPLS for payment will constitute a binding agreement between the undersigned and PPLS upon the terms and subject to the conditions of the tender offer. The undersigned acknowledges that no interest will be paid on the purchase price for tendered shares regardless of any extension of the tender offer or any delay in making such payment.

The check for the aggregate net purchase price for such of the tendered shares as are purchased by PPLS will be issued to the order of the undersigned and mailed to the address indicated above unless otherwise indicated under either of the "Special Payment Instructions" or the "Special Delivery Instructions" boxes below.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations or duties of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and legal representatives of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

               PRICE PER SHARE AT WHICH SHARES ARE BEING TENDERED
                               (SEE INSTRUCTION 5)

BOX A

--------------------------------------------------------------------------------
SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER

By checking one of the boxes below instead of the box under Box B, "Shares Tendered at Price Determined Under the Tender Offer," I hereby tender shares at the price checked. I understand this action could result in none of the shares being purchased if the purchase price determined by PPLS for the shares is less than the price checked below. A stockholder who desires to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are tendered. The same shares cannot be tendered, unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase, at more than one price.

PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BENG TENDERED (CHECK THE APPROPRIATE BOX TO INDICATE THE TENDER PRICE, NOT TO BE LESS THAN $22.50 AND NOT TO EXCEED $26.00):

[  ] $22.50     [  ] $23.00     [  ] $23.50     [  ] $24.00     [  ] $24.50

[  ] $25.00     [  ] $25.50     [  ] $26.00



Check the appropriate box above or, alternatively, check the box below under Box B, "Shares Tendered at Prices Determined Under the Tender Offer." Unless you check the box under Box B, if you do not check one and only one of the boxes above, you will not have validly tendered your shares.
--------------------------------------------------------------------------------


OR

BOX B

--------------------------------------------------------------------------------
SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER

[ ] I want to maximize the chance of having PPLS accept for purchase all of the shares that I am tendering (subject to the possibility of proration). Accordingly, by checking this box instead of one of the boxes in Box A, I hereby tender shares at, and am willing to accept, the purchase price determined by PPLS in accordance with the terms of the tender offer. I understand this action has the same effect as if I selected the minimum price of $22.50 per share.
--------------------------------------------------------------------------------

YOU WILL NOT HAVE VALIDLY TENDERED YOUR SHARES IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED.

                     CONDITIONAL TENDER (SEE INSTRUCTION 6)


A stockholder may tender shares subject to the condition that a specified minimum number of the stockholder's shares tendered pursuant to this Letter of Transmittal must be purchased if any shares tendered are purchased, all as described in the Offer to Purchase, particularly in Section 6 thereof. Unless the minimum number of shares indicated below is purchased by PPLS in the tender offer, none of the shares tendered by such stockholder will be purchased. It is the responsibility of the stockholder to calculate the minimum number of shares that must be purchased if any are purchased, and PPLS urges stockholders to consult their own tax advisor before completing this section. Unless this box has been checked and a minimum specified, the tender will be deemed unconditional.

[ ] Minimum  number of shares  that  must be  purchased,  if any are  purchased:
________ shares.

If, because of proration, the minimum number of shares designated will not be purchased, PPLS may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, the tendering stockholder must have tendered all of his or her shares and checked the box below.

[ ] The tendered shares represent all shares held by the undersigned.

--------------------------------------------------------------------------------
                          SPECIAL PAYMENT INSTRUCTIONS
                      (SEE INSTRUCTIONS 1, 4, 7, 8 AND 11)
To be completed ONLY if certificates for shares not tendered, and/or any check for the purchase price are to be issued in the name of someone other than the undersigned, or if shares tendered hereby and delivered by book-entry transfer which are not accepted for payment are to be returned by credit to an account maintained at the Book-Entry Transfer Facility other than that designated above.

Issue [ ] check:

[ ] share certificate(s) to:

Name(s):
          ---------------------------------------------------     (PLEASE PRINT)

          ---------------------------------------------------
Address:
          ----------------------------------------------------------------------
                                       (INCLUDE ZIP CODE)

                      ----------------------------------------------------------
                            (TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)
                              (SEE SUBSTITUTE FORM W-9 INCLUDED HEREWITH)
[ ] Credit shares delivered by book-entry transfer and not purchased to the account set forth below:

                                     ----------------------
                                        (ACCOUNT NUMBER)
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                          SPECIAL DELIVERY INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 4, 7 AND 11)
To be completed ONLY if certificates for shares not tendered, and/or any check for the purchase price are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown above.

Send [ ] check:

[ ] share certificate(s) to:

Name:
          ---------------------------------------------------     (PLEASE PRINT)

          ---------------------------------------------------

Address:
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                    IMPORTANT
               STOCKHOLDER(S) SIGN HERE (SEE INSTRUCTIONS 1 AND 7)
     (PLEASE ALSO COMPLETE AND RETURN SUBSTITUTE FORM W-9 CONTAINED HEREIN)
X
  -----------------------------------------------------------
X
  -----------------------------------------------------------
                                    SIGNATURE(S) OF HOLDER(S)

Dated:
      -----------------------------

(Must be signed by the registered holder(s) exactly as the name(s) of such holder(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) thereof by certificates and documents transmitted with this Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 7.)

Name(s):
        -----------------------------------------------------     (PLEASE PRINT)

        -----------------------------------------------------

Capacity  (full title):
                       ---------------------------------------------------------

 Address:
         -----------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

                -------------------------------------------------
                      (DAYTIME AREA CODE AND TELEPHONE NO.)

                     --------------------------------------
                 (TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)
                   (SEE SUBSTITUTE FORM W-9 INCLUDED HEREWITH)

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                            GUARANTEE OF SIGNATURE(S)
                    (IF REQUIRED -- SEE INSTRUCTIONS 1 AND 7)

Authorized Signature

Name(s):
        -----------------------------------------------------

        -----------------------------------------------------

Title:
      -------------------------------------------------------

Name of Firm:
              -----------------------------------------------

Address:
         ----------------------------------------------------
                               (INCLUDE ZIP CODE)

            -------------------------------------------------
                   (DAYTIME AREA CODE AND TELEPHONE NO.)

Dated:
       ------------------------------------------------------

--------------------------------------------------------------------------------





                      INSTRUCTIONS TO LETTER OF TRANSMITTAL
                  FORMING PART OF THE TERMS OF THE TENDER OFFER

1.   Guarantee of Signatures. No signature guarantee is required if either:
(5) this Letter of Transmittal is signed by the registered holder of the shares exactly as the name of the registered holder appears on the certificate, which term, for purposes of this document, shall include any participant in a book-entry transfer facility whose name appears on a security position listing as the owner of shares, tendered with this Letter of Transmittal, and payment and delivery are to be made directly to such registered holder unless such registered holder has completed either the box entitled "Special Payment Instructions" or "Special Delivery Instructions" above; or

(6) such shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act, each such entity, referred to as an "Eligible Institution."

In all other cases, signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. Stockholders may also need to have any certificates they deliver endorsed or accompanied by a stock power, and the signature on these documents may also need to be guaranteed. See Instruction 7.

2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. This Letter of Transmittal is to be used only if certificates are delivered with it to the Depositary, or such certificates will be delivered under a Notice of Guaranteed Delivery previously sent to the Depositary, or if tenders are to be made concurrently pursuant to the procedure for tender by book-entry transfer set forth in Section 3 of the Offer to Purchase. Certificates for all physically tendered shares, or confirmation of a book-entry transfer into the Depositary's account at the book-entry transfer facility of shares tendered electronically, together in each case with a properly completed and duly executed Letter of Transmittal or manually signed facsimile of it, or an Agent's Message (defined below), and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary before the expiration date. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

The term "Agent's Message" means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that PPLS may enforce such agreement against such participant.

Stockholders whose certificates are not immediately available or who cannot deliver certificates for their shares and all other required documents to the Depositary before the expiration date, or whose shares cannot be delivered before the expiration date under the procedures for book-entry transfer, may tender their shares by or through any eligible guarantor institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery, or facsimile of it, and by otherwise complying with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Under such procedure, the certificates for all physically tendered shares or book-entry confirmation, as the case may be, as well as a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of it, or an Agent's Message, and all other documents required by this Letter of Transmittal, must be received by the Depositary within three business days after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

The Notice of Guaranteed Delivery may be delivered by hand, facsimile transmission or mail to the Depositary and must include, if necessary, a guarantee by an eligible guarantor institution in the form set forth in such notice. For shares to be tendered validly under the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery before the expiration date.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

PPLS will not accept any alternative or contingent tenders, nor will it purchase any fractional shares except as expressly provided in the Offer to Purchase. All tendering stockholders, by execution of this Letter of Transmittal, or a facsimile of it, waive any right to receive any notice of the acceptance of their tender.

3. Inadequate Space. If the space provided in the box captioned "Description of Shares Tendered" is inadequate, the certificate number and/or the number of shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4. Partial Tenders and Unpurchased Shares. (Not applicable to stockholders who tender by book-entry transfer.) If fewer than all of the shares evidenced by any certificate(s) are to be tendered, fill in the number of shares which are to be tendered in the column entitled "Number of Shares Tendered" in the box entitled "Description of Shares Tendered" above. In such case, if any tendered shares are purchased, a new certificate for the remainder of the shares evidenced by the old certificate(s) will be issued and sent to the registered holder(s) thereof, unless otherwise specified in either the box entitled "Special Payment Instructions" or the box entitled
     "Special Delivery Instructions" in this Letter of Transmittal, promptly after the expiration date. Unless otherwise indicated, all shares represented by the certificates listed and delivered to the Depositary will be deemed to have been tendered.

5. Indication of Price at Which Shares are Being Tendered. For shares to be properly tendered, the stockholder must either (1) check the box indicating the price per share at which such stockholder is tendering shares in Box A above, titled "Shares Tendered at Price Determined by Stockholder" in this Letter of Transmittal; or (2) check the box above in Box B, captioned "Shares Tendered at Price Determined Under the Tender Offer" in order to maximize the chance of having PPLS purchase all of the shares tendered (subject to the possibility of proration). Selecting Box B has the same effect as selecting the minimum price per share of $22.50. A stockholder may complete only Box A or Box B. If both Box A and Box B are completed, or neither Box A nor Box B are completed, there is no proper tender of shares. A stockholder wishing to tender portions of such stockholder's share holdings at different prices must complete a separate Letter of Transmittal for each price at which such stockholder wishes to tender each such portion of such stockholder's shares. To obtain additional copies of this Letter of Transmittal, contact the Information Agent (as defined in the Offer to Purchase) at the telephone number and address set forth on the back cover of this Letter of Transmittal. The same shares cannot be tendered more than once, unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase.

6. Conditional Tenders. As described in Section 3 and Section 6 of the Offer to Purchase, stockholders may condition their tenders on all or a minimum number of their tendered shares being purchased. If PPLS is to purchase less than all of the shares tendered before the expiration date and not properly withdrawn, the Depositary will perform a preliminary proration, and any shares tendered at or below the purchase price pursuant to a conditional tender for which the condition was not satisfied will automatically be regarded as withdrawn, subject to reinstatement if such conditionally tendered shares are subsequently selected by random lot for purchase subject to Sections 3 and 6 of the Offer to Purchase. CONDITIONAL TENDERS WILL BE SELECTED BY RANDOM LOT ONLY FROM STOCKHOLDERS WHO TENDER ALL OF THEIR SHARES. If conditional tenders would otherwise be so regarded as withdrawn and would cause the total number of shares to be purchased to fall below 1,000,000 then, to the extent feasible, PPLS will select enough of such conditional tenders that would otherwise have been so withdrawn to permit PPLS to purchase 1,000,000 shares. In selecting among such conditional tenders, PPLS will select by random lot and will limit its purchases in each case to the designated minimum number of shares to be purchased. All tendered shares will be deemed unconditionally tendered unless the "Conditional Tender" box is completed. The conditional tender alternative is made available so that a stockholder may assure that the purchase of shares from the stockholder pursuant to the tender offer will be treated as a sale of the shares by the stockholder, rather than the payment of a dividend to the stockholder, for federal income tax purposes. It is the tendering stockholder's responsibility to calculate the minimum number of shares that must be purchased from the stockholder in order for the stockholder to qualify for sale (rather than dividend) treatment, and each stockholder is urged to consult with his or her own tax advisor. See
     Section 14 of the Offer to Purchase.

Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate such minimum number of shares. Odd lot shares, which will not be subject to proration, cannot be conditionally tendered.

7.   Signatures on Letter of Transmittal, Stock Powers and Endorsements.

(a) If this Letter of Transmittal is signed by the registered holder(s) of the shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

(b) If the shares tendered hereby are registered in the names of two or more joint holders, each such holder must sign this Letter of Transmittal.

(c) If any tendered shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal, or photocopies of it, as there are different registrations of certificates.

(d) When this Letter of Transmittal is signed by the registered holder(s) of the shares tendered hereby, no endorsements of certificate(s) representing such shares or separate stock powers are required unless payment is to be made or the certificates for shares not tendered or not purchased are to be issued to a person other than the registered holder(s). SIGNATURE(S) ON SUCH CERTIFICATE(S) MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION. If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed, or if payment is to be made or certificates for shares not tendered or not purchased are to be issued to a person other than the registered holder(s) thereof, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s), and the signature(s) on such certificates or stock power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

(e) If this Letter of Transmittal or any certificate(s) or stock power(s) are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence to the Depositary that is satisfactory to PPLS of their authority so to act.

8. Stock Transfer Taxes. Except as provided in this Instruction 8, no stock transfer tax stamps or funds to cover such stamps need to accompany this Letter of Transmittal. PPLS will pay or cause to be paid any stock transfer taxes payable on the transfer to it of shares purchased under the tender offer. However, if:

(a) payment of the purchase price is to be made to any person other than the registered holder(s); or

(b) certificates representing tendered shares are registered in the name(s) of any person(s) other than the person(s) signing this Letter of Transmittal; or

(c) shares not tendered or not accepted for purchase are to be registered in the name(s) of any person(s) other than the registered holder(s), then the Depositary will deduct from the purchase price the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person(s) or otherwise) payable on account of the transfer to such person, unless satisfactory evidence of the payment of such taxes or an exemption from them is submitted.

9. Odd Lots. As described in Section 1 of the Offer to Purchase, if PPLS is to purchase fewer than all shares tendered before the expiration date and not properly withdrawn, the shares purchased first will consist of all shares tendered by any stockholder who owns, beneficially or of record, an aggregate of fewer than 100 shares and who tenders all of such holder's shares at or below the purchase price. This preference will not be available unless all of such holder's shares are tendered at or below the purchase price. This preference will not be available unless the box captioned "Odd Lots" is completed.

10. Order of Purchase in Event of Proration. As described in Section 1 of the Offer to Purchase, stockholders may designate the order in which their shares are to be purchased in the event of proration. The order of purchase may have an effect on the federal income tax classification of any gain or loss on the shares purchased. See Sections 1 and 14 of the Offer to Purchase.

11. Special Payment and Delivery Instructions. If certificate(s) for shares not tendered or not purchased and/or check(s) are to be issued in the name of a person other than the signer of this Letter of Transmittal or if such certificates and/or check(s) are to be sent to someone other than the person signing this Letter of Transmittal or to the signer at a different address, the box captioned "Special Payment Instructions" and/or the box captioned "Special Delivery Instructions" on this Letter of Transmittal should be completed as applicable and signatures must be guaranteed as described in Instructions 1 and 7.

12. Irregularities. All questions as to the number of shares to be accepted, the price to be paid therefor and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares will be determined by PPLS in its sole discretion, which determinations shall be final and binding on all parties. PPLS reserves the absolute right to reject any or all tenders of shares it determines not be in proper form or the acceptance of which or payment for which may, in the opinion of PPLS, be unlawful. PPLS also reserves the absolute right to waive any of the conditions of the tender offer and any defect or irregularity in the tender of any particular shares or any particular stockholder, and PPLS's interpretation of the terms of the tender offer, including these instructions, will be final and binding on all parties. In the event a condition is waived with respect to any particular stockholder, the same condition will be waived with respect to all stockholders. No tender of shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as PPLS shall determine. None of PPLS, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

13. Questions and Requests for Assistance and Additional Copies. Any questions or requests for assistance or for additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent at the telephone number and address set forth on the back cover of this Letter of Transmittal. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the tender offer.

14. Tax Identification Number and Backup Withholding. Under the U.S. federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the tender offer must be withheld and remitted to the U.S. Internal Revenue Service ("IRS") unless the stockholder or other payee provides its taxpayer identification number ("TIN") (employer identification number or social security number) to the Depositary (as payer) and certifies under penalty of perjury that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. If the Depositary is not provided with the correct TIN, the tendering stockholder also may be subject to penalties imposed by the IRS. The box in Part 3 of the form should be checked if the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN prior to payment, the Depositary will withhold 28% on all such payments. If withholding results in an overpayment of taxes, a refund may be obtained. Certain "exempt recipients" (including, among others, certain Non-United States Holders (as defined below) and some corporations) are not subject to these backup withholding requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8BEN (or other applicable IRS Form), signed under penalties of perjury, attesting to that stockholder's exempt status. Such statement can be obtained from the Depositary.

15. Withholding on Non-United States Holders. Even if a Non-United States Holder (as defined below) has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a Non-United States Holder or such holder's agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States. For this purpose, a "Non-United States Holder" is any stockholder that for United States federal income tax purposes is not (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any State or division thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or certain trusts considered U.S. persons for federal income tax purposes. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN (or other applicable IRS Form). In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the tender offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI. The Depositary will determine a stockholder's status as a Non-United States Holder and eligibility for a reduced rate of, or an exemption from, withholding by reference to outstanding certificates or statements
     concerning   eligibility   for  a  reduced  rate  of,  or  exemption  from,
     withholding (e.g., IRS Form W-8BEN or IRS Form W-8ECI) unless facts and circumstances indicate that such reliance is not warranted. A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-United States Holder meets those tests described in Section 14 of the Offer to Purchase that would characterize the exchange as a sale (as opposed to a dividend) or is otherwise able to establish that no tax or a reduced amount of tax is due.

NON-UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX WITHHOLDING, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION, AND THE REFUND PROCEDURE.

16. Lost, Stolen, Destroyed or Mutilated Certificates. If you are unable to locate the Certificate(s) representing your shares, contact the Depositary at (800) 884-4225. The Depositary will instruct you on the procedures to follow. This should occur promptly so that you can timely deliver your Letter of Transmittal and the required Certificate(s) to the Depositary.

17. The PPLS Employee Stock Ownership and Thrift Plan and Trust. Participants in the PPLS Employee Stock Ownership Plan and Trust may not use this Letter of Transmittal to direct the tender of shares held in their account under the plan. Participants are urged to carefully read the "Letter to Participants in the PPLS Employee Stock Ownership Plan and Trust" sent to them.

18. The PPLS Associate Investment Club. Participants in the PPLS Associate Investment Club may not use this Letter of Transmittal to direct the tender of shares held in their account in the club. Participants are urged to carefully read the "Letter to Participants in the PPLS Associate Investment Club" sent to them.



IMPORTANT: THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED PHOTOCOPY OF IT (TOGETHER WITH CERTIFICATE(S) FOR SHARES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS) OR, IF APPLICABLE, THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY BEFORE 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE.




                            IMPORTANT TAX INFORMATION


Under the Federal income tax law, a stockholder whose tendered Shares are accepted for payment is required by law to provide the Depositary (as payer) with such stockholder's correct TIN on Substitute Form W-9 below. If such stockholder is an individual, the TIN is such stockholder's social security number. If the Depositary is not provided with the correct TIN, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service and payments that are made to such stockholder with respect to Shares purchased pursuant to the tender offer may be subject to backup withholding of 28%.

Certain stockholders including, among others, certain corporations and certain foreign individuals, are not subject to these backup withholding and reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, such stockholder must submit an appropriate Form W-8, signed under penalties of perjury, attesting to such stockholder's exempt status. The appropriate Form W-8 can be obtained from the Depositary. Exempt stockholders should furnish their TIN, write "Exempt" on the face of the Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Deputy. See the accompanying Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions. A stockholder should consult his or her tax advisor as to such stockholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

If backup withholding applies, the Depositary is required to withhold 28% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the Federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

PURPOSE OF SUBSTITUTE FORM W-9

To prevent backup withholding on payments that are made to a stockholder with respect to Shares purchased pursuant to the tender offer, the stockholder is required to notify the Depositary of such stockholder's correct TIN by completing the form below certifying that (a) the TIN provided on Substitute Form W-9 is correct (or that such stockholder is awaiting a TIN) and (b) that
(i) such stockholder has not been notified by the Internal Revenue Service that such stockholder is subject to backup withholding as a result of a failure to report all interest or dividends or (ii) the Internal Revenue Service has notified such stockholder that such stockholder is no longer subject to backup withholding.

WHAT NUMBER TO GIVE THE DEPOSITARY

The stockholder is required to give the Depositary the social security number or employer identification number of the record holder of the Shares tendered hereby. If the Shares are in more than one name or are not in the name of the actual owner, consult the accompanying Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report. If the tendering stockholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, the stockholder should write "Applied For" in the space provided for the TIN in Part I, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If "Applied For" is written in Part I and the Depositary is not provided with a TIN by the time for payment, the Depositary will withhold 28% of all payments of the purchase price to such stockholder.







               ALL TENDERING HOLDERS MUST COMPLETE THE FOLLOWING:

-------------------------------------------------------------------------------------------------- -------------------
                                                          PAYOR'S NAME:
                                                          UMB BANK N.A.
SUBSTITUTE FORM W-9             PART 1 - PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND        Social Security
Department of the Treasury      CERTIFY BY SIGNING AND DATING BELOW:                                   Number OR
Internal Revenue Service                                                                                Employer
                                                                                                     Identification
PAYOR'S REQUEST FOR TAXPAYER    Name:_____________________________________________                      Number:
IDENTIFICATION NUMBER ("TIN")
                                Address:____________________________________________                 ______________

                                City, State, Zip Code:__________________________________
                                ------------------------------------------------------------------ -------------------
                                ------------------------------------------------------------------ -------------------
                                PART 2 - CERTIFICATION                                             For Payees exempt
                                Under penalties of perjury, I certify that:                        from back-up
                                (1) The number shown on this form is my correct TIN(or I am        withholding,
                                waiting for a number to be issued to me);                          check the Exempt
                                (2) I am not subject to backup withholding because:  (a)  am       box below:
                                exempt from backup withholding, or (b) I have not been notified
                                by the Internal Revenue Service (the "IRS") that I am subject to   [  ] Exempt
                                backup withholding as a result of a failure to report all
                                interest on dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
                                (3) I am a U.S. person (including a U.S. resident alien).
                                CERTIFICATION INSTRUCTIONS-- You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS that you were subject to backup
                                withholding, you received another notification from the IRS that you were no longer subject to backup withholding, do not cross out item (2).  (Also see the instructions in the enclosed
                                guidelines.)  The IRS does not require your consent to any provision of this document other than the certifications
                                required to avoid backup withholding.
                                Signature:__________________________________________               Date:__________
------------------------------- ------------------------------------------------------------------ -------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THIS OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATION IF YOU ARE AWAITING (OR WILL SOON APPLY FOR) A TAXPAYER IDENTIFICATION NUMBER.

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER


I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part I of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), if I do not provide a correct taxpayer identification number to the Depositary by the time of payment, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature: ____________________________  Date: ___________




             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9


Guidelines for determining the proper identification number to give the Payer.

Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

Purpose of Form

A person who is required to file an information return with IRS must obtain your correct taxpayer identification number (TIN) to report income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify the TIN you are giving is correct (or you are waiting for a number to be issued),

2.   Certify you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. Foreign person. If you are a foreign person, use the appropriate Form W-8 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement that specifies the following five items:

     1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

     2.   The treaty article addressing the income.

     3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

     4. The type and amount of income that qualifies for the exemption from tax.

     5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.


If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is Backup Withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester, or

2. You do not certify your TIN when required (see the Part II instructions below for details), or

3. The IRS tells the requester that you furnished an incorrect TIN, or

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See the instructions below.


Penalties

Failure to Furnish your TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a penalty of $500.

Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

Exempt From Backup Withholding

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Exempt payees. Backup withholding is not required on any payments made to the following payees:

1. An organization exempt from tax under section 501(a), any IRA or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2);

2.   The United States or any of its agencies or instrumentalities;

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities;

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities; or

5. An international organization or any of its agencies or instrumentalities. Other payees that may be exempt from backup withholding include:

6.   A corporation;

7.   A foreign central bank of issue;

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

9. A futures commission merchant registered with the Commodity Futures Trading Commission;

10.  A real estate investment trust;

11. An entity registered at all times during the tax year under the Investment Company Act of 1940;

12.  A common trust fund operated by a bank under section 584(a);

13.  A financial institution;

14.  A middleman known in the investment community as a nominee or custodian; or

15.  A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through

IF the payment is for:                                       THEN the payment is exempt for:

Interest and dividend                                        All exempt payments recipients except for 9

Broker transactions                                          Exempt recipients 1 through 13.  Also, a person
                                                             registered under the Investment Advisers Act of 1940
                                                             who regularly acts as a broker

Barter exchange transactions and patronage dividends         Exempt recipients 1 through 5

Payments over $600 required to be reported and direct        Generally, exempt recipients 1 through 7 (2)
sales over $5,000 (1)

1.   See Form 1099-MISC. Miscellaneous Income, and its instructions.

2. However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments; attorneys' fees; and payments for services paid by a Federal executive agency.





                  Part I. Taxpayer Identification Number (TIN)


Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How To Obtain a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-owner LLC that is disregarded as an entity separate from its owner, enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity's EIN.

How To Obtain a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.ssa.gov/online/ss5.html. You may also get this form by calling
1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at www.irs.gov.

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.




                             Part II. Certification


To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. For a joint account, only the person whose TIN is shown in
Part I should sign. Exempt recipients, see Exempt From Backup Withholding above.

What Name and Number To Give the Requester

For this type of account:                          Give name and SSN of:

1.   Individual                                    The individual

2. Two or more individuals (joint account)         The actual owner of the account or, if combined funds,
                                                   the first individual on the account (1)

3. Custodian account of a minor (Uniform           The minor (2)
   Gift to Minors Act)

4.a. The usual revocable saving trust (grantor     The grantor-trustee(1)
     is also trustee)

  b. So-called trust account that is not a legal   The actual owner (3)
     or valid trust under state law

5.   Sole proprietorship or single-owner LLC       The owner (3)

For this type of account:                          Give the name and EIN of:

6.   Sole proprietorship or single owner LLC       The owner (3)

7.   A valid trust, estate, or pension trust       Legal entity (4)

8.   Corporate or LLC electing corporate status    The corporation
     on Form 8832

9.   Association, club, religious, charitable,     The organization
     educational, or other tax-exempt organization

10.  Partnership or multi-member LLC               The partnership

11.  A broker or registered nominee                The broker or nominee

12.  Account with the Department of Agriculture    The public entity
     in the name of a public entity (such as a
     state or local government, school district,
     or prison) that receives agricultural program
     payments


(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished

(2)  Circle the minor's name and furnish the minor's SSN.

(3) You must show your individual name, but you may also enter your business or "DBA" name. You may use either your SSN or EIN (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)





Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase, this Letter of Transmittal or other related tender offer materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the tender offer.

                 The Information Agent for the Tender Offer is:

                   Georgeson Shareholder Communications, Inc.

                          17 State Street - 10th Floor

                               New York, NY 10004

                      Banks and Brokers Call (212) 440-9800

                    All others call Toll-Free (866) 828-4305






                               EXHIBIT (a)(1)(iii)

               Not Valid Unless Signed by an Eligible Institution

                          PRE-PAID LEGAL SERVICES, INC.

                          Notice of Guaranteed Delivery
                    of Shares of Common Stock Pursuant to an
              Offer to Purchase for Cash up to 1,000,000 Shares of
                   Pre-Paid Legal Services, Inc. Common Stock
                    At a Purchase Price Not Less Than $22.50
                        Nor in Excess of $26.00 Per Share

This form, or a facsimile hereof, must be used to accept the offer if:

1. The certificates for your shares of common stock, par value $0.01 per share, of Pre-Paid Legal Services, Inc. are not immediately available; or

2. Time will not permit the Letter of Transmittal (blue form) or other required documents to reach the depositary before the expiration date, as defined in
Section 1 of the Offer to Purchase dated August 26, 2004 (white booklet); or

3. The procedures for book-entry transfer cannot be completed on a timely basis.

This form or a facsimile of it, signed and properly completed, may be delivered by hand, mail, telegram or facsimile transmission to the depositary by the expiration date of the offer. See "Section 3. Procedure for Tendering Shares" in the Offer to Purchase.

                                   DEPOSITARY:

                                 UMB BANK, N.A.

                        Facsimile Number: (781) 380-3388
                      Confirm by Telephone: (781) 843-1833

                        By Overnight Delivery or Courier:
                                 Pre-Paid Legal
                                 UMB Bank, N.A.
                              161 Bay Street Drive
                               Braintree, MA 02184

                                    By Mail:
                                 Pre-Paid Legal
                                 UMB Bank, N.A.
                                P. O. Box 859208
                            Braintree, MA 02185-9208






Delivery of this instrument to an address other than as set forth above or transmission via facsimile to a number other than as listed above does not constitute a valid delivery.








Ladies and Gentlemen:

The undersigned hereby tenders to Pre-Paid Legal Services, Inc., at the price per share indicated below, net to the seller in cash, upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase, dated August 26, 2004 (white booklet), and the related Letter of Transmittal (blue form), which together constitute the "offer," receipt of which is hereby acknowledged, the number of shares of common stock, par value $0.01 per share, specified below pursuant to the guaranteed delivery procedure set forth under "Section 3. Procedure for Tendering Shares" in the Offer to Purchase.

Please call the information agent for assistance in completing this form toll free at (866) 828-4305.

(1)  Shares tendered

Number of shares tendered:________________  Certificate Nos. (if available): ______________

[ ] Check box if shares will be surrendered by book-entry transfer.

DTC Account Number:___________________________

Name(s) of Record Holder(s):_____________________________________________________

Address:  _____________________________________________________________________

________________________________________________________________________________

Area Code and Telephone Number:  (____) ____________

Social Security Number:  ____-___-_____ or Employer Identification Number:_________________

Dated:  ___________, 2004


                                                   ----------------------------------------


                                                   ----------------------------------------
                                                                Signatures


(2) Price (in dollars) per share at which shares are being tendered (see Instruction 5 on the Letter of Transmittal)

                               CHECK ONLY ONE BOX
     If more than one box is checked, or if no box is checked, there is no valid tender of shares.

         Option 1: Shares Tendered At Price Determined By Dutch Auction

[ ] I want to maximize the chance of having Pre-Paid Legal Services purchase all of the shares I am tendering (subject to the possibility of proration). Accordingly, by checking this box instead of one of the price selection boxes below, I hereby tender my shares at the purchase price resulting from the Dutch Auction tender process. I acknowledge that this action will have the same effect as if I selected the minimum price of $22.50 per share and could contribute to lowering the purchase price ultimately selected by Pre-Paid Legal Services.

                                       OR

           Option 2: Shares Tendered At Price Selected By Stockholder

By checking one of the boxes below instead of the box above, I hereby tender shares at the price checked. I acknowledge that this action could result in none of the shares being purchased if the purchase price for shares is less than the price checked. (Stockholders who wish to tender shares at more than one price must complete a separate letter for each price at which shares are tendered.)

[  ] $22.50            [  ] $23.00         [  ] $23.50             [  ] $24.00
[  ] $24.50            [  ] $25.00         [  ] $25.50             [  ] $26.00


(3) Odd lots (see Instruction 9 in the Letter of Transmittal)

This section is to be completed ONLY if shares are being tendered by or on behalf of a person owning of record or beneficially, an aggregate of fewer than 100 shares.

The undersigned either (check one box):

[ ] is the record or beneficial owner(s), of an aggregate of fewer than 100 shares, all of which are being tendered, or

[ ] is a broker,  dealer,  commercial  bank, trust company or other nominee that
(a) is tendering, for the beneficial owner(s) thereof, shares with respect to which it is the record owner, and (b) believes, based upon representations made to it by each beneficial owner(s), that such person is the beneficial owner of an aggregate of fewer than 100 shares, and is tendering all of the shares.

                 ODD LOT SHARES CANNOT BE CONDITIONALLY TENDERED

(4) Conditional tender (See Section 6 in the Offer to Purchase)

You may condition the tender of your shares upon the purchase by Pre-Paid Legal Services of a specified minimum number of the shares you tendered. Unless at least the minimum number of shares tendered by you is purchased by Pre-Paid Legal Services, none of the shares tendered hereby will be purchased. You are urged to consult your tax advisor. Unless this box has been completed by specifying a minimum number of shares, the tender will be deemed unconditional.

[ ] Check here and complete the following if your tender is conditional on Pre-Paid Legal Services purchasing all or a minimum number of your tendered shares.

Minimum number of shares that must be purchased, if any are purchased:
__________ shares

If, because of proration, the minimum number of shares designated will not be purchased, Pre-Paid Legal Services may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, you must have tendered all of your shares.

[ ] Check here if you are tendering all of the shares you own.

(5) Guarantee of delivery (not to be used for signature guarantee)

The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank, trust company, savings association or credit union having an office or correspondent in the United States, hereby (i) represents that the undersigned has a net long position in shares in or equivalent securities within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, at least equal to the shares tendered, (ii) represents that such tender of shares complies with Rule 14e-4 and (iii) guarantees that either the certificates representing the shares tendered hereby in proper form for transfer, or timely confirmation of the book-entry transfer of the shares into the depositary's account at The Depository Trust Company, pursuant to the procedures set forth under "Section 3. Procedure for Tendering Shares" in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or facsimile thereof, with any required signature guarantee and any other documents required by the Letter of Transmittal, will be received by the depositary at one of its addresses set forth above within three NYSE trading days after the date of execution hereof.

Name of Firm:  _________________________           _____________________________
                                                     (Authorized Signature)

Address:  _____________________________      Name:______________________________

_______________________________________     Title:______________________________
City         State            Zip Code

Area Code and Tel. No.: ________________    Dated:________________________, 2004


            DO NOT SEND STOCK CERTIFICATES WITH THIS FORM. YOUR STOCK CERTIFICATES MUST BE SENT WITH THE LETTER OF TRANSMITTAL.





                               EXHIBIT (a)(1)(iv)

                                INSTRUCTION FORM
             FOR SHARES HELD BY BROKERS, DEALERS, COMMERCIAL BANKS,
                       TRUST COMPANIES AND OTHER NOMINEES.

                        Instructions For Tender Of Shares
                        of Pre-Paid Legal Services, Inc.

Please tender to Pre-Paid Legal Services, Inc., on (our) (my) behalf, the number of shares indicated below, which are beneficially owned by (us) (me) and registered in your name, upon terms and subject to the conditions contained in the Offer to Purchase of Pre-Paid Legal Services dated August 26, 2004, and the related Letter of Transmittal, the receipt of both of which is acknowledged.

     (1)  Number of shares tendered

     The undersigned hereby instruct(s) you to tender to Pre-Paid Legal Services the number of shares indicated below, at the price per share indicated below, pursuant to the terms and subject to the conditions of the Offer.

     Aggregate number of shares to be tendered by you for us:___________________ Shares

     (2) Price (in dollars) per share at which shares are being tendered (see Instruction 5 on the Letter of Transmittal)

                               CHECK ONLY ONE BOX

            If more than one box is checked, or if no box is checked,
                      there is no valid tender of shares.

         Option 1: Shares Tendered At Price Determined By Dutch Auction

[ ] I want to maximize the chance of having Pre-Paid Legal Services purchase all of the shares I am tendering (subject to the possibility of proration). Accordingly, by checking this box instead of one of the price selection boxes below, I hereby tender my shares at the purchase price resulting from the Dutch auction tender process. I acknowledge that this action will have the same effect as if I selected the minimum price of $22.50 per share and could contribute to lowering the purchase price ultimately selected by Pre-Paid Legal Services.

                                       OR

           Option 2: Shares Tendered At Price Selected By Stockholder

     By checking one of the boxes below instead of the box above, I hereby tender shares at the price checked. I acknowledge that this action could result in none of the shares being purchased if the purchase price for shares is less than the price checked. (Stockholders who wish to tender shares at more than one price must complete a separate letter for each price at which shares are tendered.)


[  ] $22.50            [  ] $23.00         [  ] $23.50             [  ] $24.00
[  ] $24.50            [  ] $25.00         [  ] $25.50             [  ] $26.00



(3) Odd lots (see Instruction 9 on the Letter of Transmittal)

[ ] Check here ONLY if you are the record or beneficial owner of an aggregate of fewer than 100 shares, all of which are being tendered.

                 ODD LOT SHARES CANNOT BE CONDITIONALLY TENDERED

(4) Conditional tender (See Section 6 in the Offer to Purchase)

You may condition the tender of your shares upon the purchase by Pre-Paid Legal Services of a specified minimum number of the shares you tendered. Unless at least the minimum number of shares tendered by you is purchased by Pre-Paid Legal Services, Inc., none of the shares tendered hereby will be purchased. You are urged to consult your tax advisor. Unless this box has been completed by specifying a minimum number of shares, the tender will be deemed unconditional.

[ ] Check here and complete the following if your tender is conditional on Pre-Paid Legal Services purchasing all or a minimum number of your tendered shares.

Minimum number of shares that must be purchased, if any are purchased: ________ shares

If, because of proration, the minimum number of shares designated will not be purchased, Pre-Paid Legal Services may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, you must have tendered all of your shares.

[ ]  Check here if you are tendering all of the shares you own.

The method of delivery of this document is at the option and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure delivery.

The Board of Directors of Pre-Paid Legal Services has unanimously approved the offer. Neither Pre-Paid Legal Services nor its Board of Directors, however, makes any recommendation to any stockholder as to whether to tender all or any shares. Directors, officers and employees of Pre-Paid Legal Services who own shares may participate in this offer on the same basis as our other stockholders. Each stockholder must make his or her own decision as to whether to tender shares and, if so, how many to tender.

(5)  Signatures


     ___________________________________      __________________________________
     Signature                                Signature


     ___________________________________      __________________________________
     Name (Please Print)                      Name (Please Print)

     Date: _____________________________      Date: ____________________________

                                              Area code and telephone number:
                                              __________________________________

     Address: ___________________________     __________________________________
              City     State   Zip Code       Social Security Number
                                              or Employer Identification Number

          IMPORTANT: STOCKHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED
                SUBSTITUTE FORM W-9 WITH THEIR INSTRUCTION FORM.






                               EXHIBIT (a)(1)(v)

                          PRE-PAID LEGAL SERVICES, INC.
                        Offer to Purchase for Cash up to
                      1,000,000 Shares of Its Common Stock
                   at a Purchase Price Not in Excess of $26.00
                         Nor Less Than $22.50 Per Share

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
              5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 28, 2004,
                          UNLESS THE OFFER IS EXTENDED

To the Participants in the Pre-Paid Legal Services, Inc. Employee Stock Ownership and Thrift Plan and Trust (the "Plan") with respect to whom all or a portion of their Plan accounts are invested in common stock of Pre-Paid Legal Services, Inc.:

IMPORTANT: Action on your part is required. Please read this letter and the accompanying information and complete the accompanying Direction Form and return it to Henry & Associates, P.C., Ada, Oklahoma 74820 in the envelope provided.

General

Upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2004, Pre-Paid Legal Services is offering to purchase up to 1,000,000 shares of its common stock, $.01 par value per share, at a price not greater than $26.00 nor less than $22.50 per share, net to the seller in cash, without interest. This offer is being extended to all of Pre-Paid Legal Services' stockholders. The offer is also being extended to all participants in the Plan whose accounts are invested in our common stock.




Your account in the Plan includes an investment in shares of our common stock. As a participant in the Plan, you may tender in the offer shares held on your behalf in your Plan account equal to the sum of:

     1.   the shares held in your elective deferral account in the Plan; plus

     2. your vested percentage in your company contribution account multiplied by the shares held in that account (collectively, both (i) and (ii) referred to as the "vested shares").



The maximum number of shares that you can tender in the offer (unless you own shares outside of the Plan) is the number of vested shares that are held in your Plan account as of 5:00 P.M., Central time, on July 31, 2004 (the "Determination Date"). You will not be able to tender shares in excess of the number of vested shares that are held in your Plan account on the Determination Date, even if additional shares are credited to your Plan account or become vested after the Determination Date. For your information only, the number of vested shares held in your Plan account on the Determination Date is set forth on the first page of the Direction Form.

You must follow the instructions in this letter to instruct Henry & Associates, P.C. ("Plan Agent"), who has been appointed as an agent of the Plan to receive participants' directions and authorize and direct the trustees of the Plan, to either not tender or tender on your behalf some or all of the shares held in your Plan account on the Determination Date. Failure to follow these instructions properly may make you ineligible to tender any of the shares held in your Plan account in the offer or may result in shares being tendered which you do not wish to be sold. In accordance with your instructions, the trustees will either not tender or tender shares in your Plan account on your behalf. You must use the accompanying Direction Form to instruct the trustee whether to tender or not tender.

If you fail to complete and deliver a Direction Form, shares in your account will be tendered pro rata based on the number of shares tendered by all disinterested participants in the Plan and the number of shares not tendered by all disinterested participants. Disinterested participants are participants other than executive officers of the Company. For example if a total of 10,000 shares are tendered by all disinterested participants and a total of 20,000 shares are not tendered by all disinterested participants, if you fail to return the Direction Form, one-third (10,000/30,000) of the shares allocated to your account will be tendered. Such tender will be made at the price determined in the Dutch Auction, as unconditional and described herein, and will have the same effect as if the shares were tendered at the minimum price.

Henry & Associates P.C. has been appointed by the Trustees of the Plan to be the Plan Agent to accept participant Direction Forms and to advise the trustees of the Plan of the total number of Plan shares to be tendered. All participant Direction Forms will be held in confidence by the Plan Agent and will not be released to the Plan trustees unless and until the tender offer is completed.

Price and Proration

We will determine the single per share price, not in excess of $26.00 nor less than $22.50 per share, net to the seller in cash, that we will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will allow us to buy 1,000,000 shares, or the lesser number of shares that are properly tendered at prices not in excess of $26.00 nor less than $22.50 per share. All shares validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration, conditional tender and odd lot provisions. See Sections 1, 2 and 6 of the Offer to Purchase.

Upon the terms and subject to the conditions of the offer, if, at the expiration of the offer, more than 1,000,000 shares are validly tendered at or below the purchase price and not withdrawn, we will buy shares:

     1. first, from stockholders who owned of record or beneficially an aggregate of fewer than 100 shares who properly tender all their shares at or below the purchase price, although as described below, this does not apply to Plan participants;

     2. second, on a pro rata basis, from all other stockholders who properly tender their shares at prices at or below the purchase price, and do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied; and

     3. if necessary, shares conditionally tendered, for which the condition was not satisfied, at prices at or below the purchase price selected by random lot.

If less than all of your vested shares are not purchased, some of your vested shares are not tendered or those tendered are prorated, those shares sold will first be allocated to your Elective Deferral Account and any remaining sold shares will be allocated to your Company Contribution Account.

If any stockholder tenders all of his or her shares and wishes to avoid proration or to limit the extent to which only a portion of such shares may be purchased because of the proration provisions, the stockholder may tender shares subject to the condition that a specified minimum number of shares or none of such shares be purchased. See Sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchases will be returned to the tendering stockholders at our expense promptly following the expiration date.

Our offer is being made solely upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. The offer is being made to all holders of shares of our common stock. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the offer or acceptance of the offer would not be in compliance with the securities laws of that jurisdiction.

Because the terms and conditions of the Offer to Purchase and Letter of Transmittal will govern the tender of shares held in the Plan, you should read these documents carefully before making any decision regarding the offer. THE LETTER OF TRANSMITTAL, HOWEVER, IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES THAT ARE HELD ON YOUR BEHALF IN YOUR PLAN ACCOUNT.

Proceeds of Tender Offer; Participant-Directed Investment Options

If you direct the Plan trustees to tender vested shares in your account, and the shares are accepted for purchase, the tender proceeds will be initially reinvested in your account in the Plan's current Money Market Fund.

Plan design changes will be implemented in the very near future (anticipated to be no later than January 1, 2005) to permit investment diversification of any amounts then in the Money Market Fund and the existing diversified accounts, including the proceeds of the tender offer and up to 25% of future employee elective deferrals.

This participant-directed investment diversification will be available in mutual funds and a stable value fund. The trustees have selected The 401(k) Company to provide these investment options as well as participant record keeping for all the Plan assets. It is anticipated that five American Funds Group mutual funds, two Vanguard Index mutual funds and the SEI Stable Value fund will comprise the new eight investment options initially available for participant-direction. Shares in all eight options would be purchased at net asset value (NAV) without sales charges. Annual expense ratios are well below the industry average ratio for each fund's peer group. All funds will provide broadly diversified portfolios of securities, e.g., guaranteed investment contracts (GIC's), bonds, common stocks, within the asset class or classes intended as the fund's investment objective. All income and loss attributable to a participant's directed investments will be reflected in that participant's accounts. If you provide specific investment direction of your Plan accounts, neither the Plan trustees, the Plan's administrative committee, the Company, The 401(k) Company, nor any officer, director or employee of any of these, will be responsible or liable in any manner for the portion of your accounts which are invested pursuant to your instructions. The following table indicates the name, assigned asset class and investment objective of the eight new investment options that we anticipate will initially be available for participant-direction:

________________________________________________________________________________
    Name              Asset Class       Investment Objective
________________________________________________________________________________
SEI Stable Value      Cash           Consistent  positive  return   from   GIC's
Fund                                 (currently rated  AAA)  with   intermediate
                                     term interest  rates;  permits  participant
                                     directed withdrawals at book value.
________________________________________________________________________________
Bond Fund of          Fixed Income   Current  income   with  limited  volatility
America               General-       of  principal;   U.S.  General-Intermediate
                      Intermediate   Treasury, U.S. Government  Agency  and  cor
                      Term           porate bonds  with  three  Term  to  seven
                                     years duration.
________________________________________________________________________________
American Balanced     Balance of     Total return through combination of current
Fund                  U.S. Fixed     income and  capital  growth;  approximately
                                     60% U.S.   equities   with  balance in U.S.
                                     bonds.
________________________________________________________________________________
Washington            Equity Large   Capital  appreciation  in  large  companies
Mutual Investors      Cap Value      with market capitalization of  $10  billion
                                     or more; appear to be undervalued  in terms
                                     of  price-earnings ratios, price-book value
                                     ratios and dividend yields.
________________________________________________________________________________
Growth Fund of        Equity Large   Capital appreciation  in  large   companies
America               Cap Growth     with market capitalization  of  $10 billion
                                     or more;  appear to  have  superior  growth
                                     potential  in terms of earnings per  share,
                                     sales per share and return on equity.
________________________________________________________________________________
Vanguard Small        Equity Small   Capital appreciation  in  smaller companies
Cap Value Index       Cap Value      with  market  Index  capitalization  of  $3
                                     billion or less; appear to  be  undervalued
                                     in terms of  price-earning  ratios,  price-
                                     book  value  ratios  and  dividend  yields;
                                     currently tracking Morgan  Stanley  Capital
                                     International (MSCI ) U.S.  Small Cap Value
                                     index
________________________________________________________________________________
Vanguard Small        Equity Small   Capital appreciation in  smaller  companies
Cap Growth Index      Cap Growth     with marke t Index Growth capitalization of
                                     $3 billion or less; appear to have superior
                                     growth potential in  terms  of earnings per
                                     share,  sales  per  share  and  return   on
                                     equity; currently tracking MSCI  U.S. Small
                                     Cap Growth index.
________________________________________________________________________________
EuroPacific Growth    Equity         Long-term capital growth by  investing   in
                      International  companies   domiciled  outside  the U.S.A.,
                                     primarily in developed countries  but  also
                                     including  some  developing  and   emerging
                                     market countries
________________________________________________________________________________



This is not intended to be a complete description of each investment option. Additional information concerning these options, including the risks associated with each option, and information about how Plan participants will make investment elections will be provided at a later date. After these changes are made, participants will be able to change their investment elections on at least a quarterly basis.

The changes in the Plan will not affect future contributions of Pre-Paid Legal Services and 75% of future participants'elective deferrals which will continue to be required by the terms of the Plan to be invested in company common stock.

Direction Form

To direct the Plan trustees to tender or not tender any or all of the shares held on your behalf in your Plan account, you must complete the enclosed Direction Form and return it to the Plan Agent in the enclosed self-addressed envelope to:


                  Henry & Associates, P.C.
                  124 East Main Street
                  Ada, Oklahoma  74820
                  (580) 310-0784

If you have any questions concerning the offer or the tender of shares held in your Plan account, please contact Gena Vogt at Pre-Paid by calling (580) 436-7443 or Georgeson Shareholder Communications, Inc., the information agent for the offer, toll-free at (866) 828-4305.

Certain Considerations

When considering whether or not to participate in the offer, it is important that you note the following:

1. We have been advised that if the Plan Agent has not received your Direction Form at least two (2) business days before the expiration of the offer, the trustees will tender shares held on your behalf in the Plan as outlined above. The offer, proration period and withdrawal rights will expire at 5:00 P.M., New York City time, on September 28, 2004, unless the offer is extended. Consequently, your Direction Form must be received by the Plan Agent no later than 5:00 P.M., Central time, on September 24, 2004 to allow sufficient time to process the instructions of participants.

2. Vested shares held in your Plan account may be tendered at prices not greater than $26.00 nor less than $22.50 per share, subject to the price-based repurchase limitations of the Plan discussed below.

3. The Plan is prohibited from selling shares to us for a price that is less than the prevailing market price. Accordingly, if you elect to tender vested shares held in your account at a price that is lower than the closing sale price of shares on the New York Stock Exchange on the expiration date of the offer, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than that closing price. This may result in such vested shares not being eligible for purchase.

4. Our Board of Directors has approved the making of the offer. However, neither Pre-Paid Legal Services nor our Board of Directors nor the Plan trustees or the information agent is making any recommendation as to whether you should instruct the Plan trustees to tender or refrain from tendering vested shares held in your account or at what purchase price you should choose to tender these shares held in your account. You must review the Offer to Purchase and make your own decision as to whether to direct the trustees to tender the vested shares held in your account and, if so, how many vested shares to tender and the price or prices at which the trustees will tender them.

5. Your tender instructions on the Direction Form will be held in strict confidence by the Plan Agent and will not be divulged or released to directors, officers or employees of Pre-Paid Legal Services, other than the Plan trustees or members of the Plan's administrative committee and then only after completion of the tender offer and except as may be required by law. If the tender offer is not completed for any reason, the Plan Agent will not disclose the participants' Direction Forms to any officers, directors or employees of Pre-Paid Legal Services unless required by law.

6. As more fully described in the Offer to Purchase, tenders will be deemed irrevocable unless timely withdrawn. If you deliver a Direction Form to the tender some or all of the vested shares held in your Plan account, and you subsequently decide to change your instructions or withdraw your instruction, you may do so by submitting a new Direction Form. However, the new Direction Form will be effective only if it is received by the Plan Agent on or before 5:00 P.M., Central time, on September 24, 2004, two (2) business days before the expiration of the offer. The offer is scheduled to expire at 5:00 P.M., New York City time, on September 28, 2004, subject to extension. Upon receipt of a timely submitted new Direction Form, your previous instructions to tender the vested shares held in your Plan account will be deemed canceled. If you send a new Direction Form to the Plan Agent at the address noted above to withdraw from tender the shares held in your Plan account, you may later re-tender those shares by submitting another Direction Form at the above address so long as it is received by the Plan Agent at least two (2) business days before the expiration of the offer. Additional Direction Forms may be obtained from Gena Vogt 580-436-7443 at our offices or by contacting the Plan Agent at the above-referenced telephone number or address.

7. If you submit a Direction Form electing not to tender all of your vested shares held in your account, and you change your mind, you may submit a new Direction Form with new instructions to the Plan Agent. However, the new Direction Form will be effective only if received by the Plan Agent prior to 5:00 p.m., Central time on September 24, 2004 as described above.

8. If you want to participate in the offer and wish to maximize the chance of having Pre-Paid Legal Services accept for purchase all the vested shares held in your Plan account which you are tendering, you should check the box marked "Shares Tendered at Price Determined by Dutch Auction" in the attached Direction Form and complete the other portions as appropriate. Doing so will result in you receiving a price per share that could be as low as $22.50 or as high as $26.00, subject to the price-based repurchase limitations of the Plan discussed above and will have the same effect as if you had selected the minimum price of $22.50 per share.

9. If you wish to select a specific price at which you will be tendering your vested shares held in your Plan account, you should select one of the boxes in the section captioned "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in the attached Directions Form and complete the other portions as appropriate.

No "Odd Lot" Priority

Participants in the Plan may not take advantage of the "odd lot" priority described in Section 1 of the Offer to Purchase. While fewer than 100 shares may be allocated to a participant's Plan account, the record holder of shares held in participants' accounts in the Plan has significantly more than 100 shares and, therefore, shares held in the Plan are not eligible to avoid proration by virtue of the "odd lot" priority.

Conditional Tenders

Under certain circumstances, we may prorate the number of shares purchased in the offer. A participant in the Plan may tender vested shares held in his or her Plan account subject to the condition that a specified minimum number of his or her shares tendered must be purchased if any shares tendered are purchased from the participant. If you wish to make a conditional tender, you must indicate this in the box captioned "Conditional Tender" in the Direction Form. In that box, you must calculate and appropriately indicate the minimum number of vested shares that must be purchased if any are to be purchased. After the offer expires, if more than 1,000,000 shares are properly tendered and not withdrawn and we must prorate acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally, and not withdrawn. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any participant below the minimum number specified by that participant, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in Section 6 of the Offer to Purchase.

Tax Considerations

While participants will not recognize any immediate tax gain or loss as a result of the tender of any shares, the tax treatment of future withdrawals or distributions from the Plan may be adversely impacted by a tender and sale of shares within the Plan. Specifically, under current federal income tax rules, if you receive a distribution of shares from the Plan that have increased in value while they were held by the Plan, under certain circumstances (e.g. a lump-sum distribution of the employee's balance in the ESOP Plan) you may have the option of not paying tax on this increase in value, which is called "net unrealized appreciation," until you sell the shares. When the shares are sold, any gain up to the amount of the untaxed net unrealized appreciation is taxed as long-term capital gain. Any part of the gain that is more than the untaxed net unrealized appreciation may be a short-term or long-term capital gain, depending on the length of the employee's holding period before the sale. The employee's holding period for shares distributed from the ESOP Plan will begin on the date following the date the ESOP Plan delivers the stock to the transfer agent with instructions to reissue the stock in the employee's name. If shares credited to your individual account are purchased by Pre-Paid Legal Services in the offer, you will no longer be able to take advantage of this tax benefit. You also would not be able to take advantage of this tax benefit if the shares are rolled over to an individual retirement account or another eligible employer plan.

--------------------------------------------------------------------------------


IF YOU FAIL TO SUBMIT DIRECTION FORM TO THE PLAN AGENT SOME OF YOUR SHARES WILL BE TENDERED AS DESCRIBED ABOVE.

IF YOU SUBMIT A COMPLETED AND EXECUTED DIRECTION FORM ELECTING TO TENDER THE VESTED SHARES HELD IN YOUR ACCOUNT, BUT DO NOT INDICATE THE NUMBER OF VESTED SHARES HELD IN YOUR ACCOUNT YOU WISH TO TENDER, YOU WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEES TO TENDER ALL OF YOUR VESTED SHARES, AND THE TRUSTEES WILL TENDER ALL OF THE SHARES HELD IN YOUR ACCOUNT ON THE DETERMINATION DATE.


--------------------------------------------------------------------------------








                           PRE-PAID LEGAL SERVICE INC.
                                    ESOP PLAN

                                 DIRECTION FORM
                 WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH
                                       BY
                          PRE-PAID LEGAL SERVICES, INC.
                                       FOR
                   UP TO 1,000,000 SHARES OF ITS COMMON STOCK
                              DATED AUGUST 26, 2004

These instructions will authorize the Plan Agent, Henry & Associates, P.C. , to instruct the trustees of the Plan to tender a number of vested shares allocated to your Plan account as indicated below upon the terms and subject to the conditions set forth in the Offer to Purchase.

The maximum number of shares that you can tender in the offer (unless you own shares outside of the Plan) is the number of vested shares that are held in your Plan account as of 5:00 P.M. Central time, on July 31, 2004 (the "Determination Date"). The number of such shares is set forth below. You will not be able to tender shares in excess of the number of vested shares that are held in your Plan account on the Determination Date, even if additional shares are credited to your Plan account after the Determination Date.

You must complete a Direction Form even if you do not wish to tender shares. If you fail to complete and deliver a Direction Form, vested shares in your account will be tendered pro rata based on the number of shares tendered by all disinterested participants in the Plan and the number of shares not tendered by all disinterested participants. Disinterested participants are participants other than executive officers of the Pre-Paid Legal Services. For example, if a total of 10,000 shares are tendered by all disinterested participants and a total of 20,000 shares are not tendered by all disinterested participants, if you fail to return the Direction Form, one-third (10,000/30,000) of the shares vested allocated to your account will be tendered. Such tender will be at the price determined at the Dutch Auction and will be made unconditional as described in the Letter to Plan participants.

Complete and send this Direction Form in the envelope provided to:

                            Henry & Associates, P.C.
                              124 East Main Street
                               Ada, Oklahoma 74820
                                 (580) 310-0784






The undersigned acknowledges receipt of the Letter to the Participants in the Pre-Paid Legal Services, Inc. Employee Stock Ownership and Thrift Plan and Trust (the "Plan"), the Offer to Purchase, dated August 26, 2004, and the related Letter of Transmittal in connection with the offer by Pre-Paid Legal Services, Inc., an Oklahoma corporation, to purchase up to 1,000,000 shares of its common stock, $.01 par value per share.



(1)  Tender or Not Tender


The undersigned hereby instructs you:

[ ]  Not to tender any vested shares held in my Plan account

or

[ ] to tender to Pre-Paid Legal Services the number of vested shares held in my Plan account indicated below, at the price per share indicated below, pursuant to the terms and subject to the conditions of the Offer.

          [ ] Aggregate number of vested shares to be tendered for me:
                          _______________________shares


(2) Price (in dollars) per share at which shares are being tendered (see Instruction 5 on the Letter of Transmittal)



    CHECK ONLY ONE BOX AND CHECK ONLY IF YOU ELECTED TO TENDER VESTED SHARES
                            HELD IN YOUR PLAN ACCOUNT
           If more than one box is checked, or if no box is checked,
                       there is no valid tender of shares.

         Option 1: Shares Tendered At Price Determined By Dutch Auction

[ ] I want to maximize the chance of having Pre-Paid Legal Services purchase all of the vested shares held in my account I am tendering (subject to the possibility of proration). Accordingly, by checking this box instead of one of the price selection boxes below, I hereby direct the Plan trustees to tender my vested shares held in my account at the purchase price resulting from the Dutch Auction tender process. I acknowledge that this action will result in me receiving a price per share that could be as low as $22.50 or as high as $26.00, has the same effect as if I selected the minimum price of $22.50 and could contribute to lowering the purchase price ultimately selected by Pre-Paid Legal Services.





                                       OR



           Option 2: Shares Tendered At Price Selected By Stockholder*



By checking one of the boxes below instead of the box above, I hereby direct the Trustees to tender vested shares held in my account at the price checked. I acknowledge that this action could result in none of the shares being purchased if the purchase price for shares is less than the price checked. (If you wish to tender vested shares at more than one price, you must complete a separate Direction Form for each price at which shares are to be tendered.)


[  ] $22.50               [  ] $23.00          [  ] $23.50           [  ] $24.00

[  ] $24.50               [  ] $25.00          [  ] $25.50           [  ] $26.00

* As described in the letter delivered to you with this Direction Form, the price you elect will be adjusted to equal the closing price of shares on the expiration date for the offer, as reported on the New York Stock Exchange, if such closing price is greater than the price you designated above, or, if the closing price is not an available option under this offer, the price you elect will be adjusted to the next highest available price that is not less than the closing price on the expiration date. If the closing price for shares of Pre-Paid Legal Services on the expiration date is higher than $26.00 per share, or, if less, the purchase price for shares in this tender offer, none of the shares allocated to your account will be sold.

(3)      Conditional tender (See Section 6 in the Offer to Purchase)

You may condition the tender of your vested shares in your Plan account upon the purchase by Pre-Paid Legal Services of a specified minimum number of shares you tendered. Unless at least the minimum number of vested shares tendered by you is purchased by Pre-Paid Legal Services, none of the vested shares you direct to be tendered hereby will be purchased. Unless this box has been completed by specifying a minimum number of shares, the tender will be deemed unconditional.

[ ] Check here and complete the following if your direction is conditional on Pre-Paid Legal Services purchasing all or a minimum number of the vested shares in your Plan account.

Minimum number of shares that must be purchased, if any are purchased:
____________ shares

If, because of proration, the minimum number of shares designated will not be purchased, Pre-Paid Legal Services may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, you must have tendered all of the vested shares in your Plan account.

[ ] Check here if you are tendering all of the vested shares allocated to your Plan account on the Determination Date.

(4)      Signature

Dated:                      2004
        -------------------


(SIGNATURE)
             ----------------------------------------------------------

Print Name:
             ----------------------------------------------------------

Social Security Number:
                         -------------------------------------

Address:
          -------------------------------------------------------------

City, State, Zip:
                   ----------------------------------------------------

Phone Number:  (           )
                ----------------------------------------------






                               EXHIBIT (a)(1)(vi)

                          PRE-PAID LEGAL SERVICES, INC.
                        Offer to Purchase for Cash up to
                      1,000,000 Shares of Its Common Stock
                   at a Purchase Price Not in Excess of $26.00
                         Nor Less Than $22.50 Per Share

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
              5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 28, 2004,
                          UNLESS THE OFFER IS EXTENDED

To the Participants in the Pre-Paid Legal Service, Inc. Associate Investment Club ("Investment Club"):

General

Upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2004, Pre-Paid Legal Services is offering to purchase up to 1,000,000 shares of its common stock, $.01 par value per share, at a price not greater than $26.00 nor less than $22.50 per share, net to the seller in cash, without interest. This offer is being extended to all of Pre-Paid Legal Services' stockholders. The offer is also being extended to all Participants in the Investment Club whose accounts are invested in our common stock.

Your account in the Investment Club includes an investment in shares of our common stock. As a participant in the Investment Club, you may tender in the offer shares held on your behalf in your Investment Club account. The maximum number of shares that you can tender in the offer (unless you own shares outside of the Investment Club) is the number of shares that are held in your Investment Club account as of 5:00 P.M., Central time, on August 25, 2004 (the "Determination Date"). You will not be able to tender shares in excess of the number of shares that are held in your Investment Club account on the Determination Date, even if additional shares are credited to your Investment Club account after the Determination Date. For your information only, the enclosed Direction Form shows the number of shares held in your Investment Club account on the Determination Date.

You must follow the instructions in this letter to instruct the Investment Club to tender on your behalf some or all of the shares held in your Investment Club account on the Determination Date. Failure to follow these instructions properly may make you ineligible to tender any of the shares held in your Investment Club account in the offer. In accordance with your instructions, the managers will tender shares in your Investment Club account on your behalf. You must use the accompanying Direction Form to instruct the Investment Club whether to tender.

If you fail to properly complete and timely deliver a Direction Form, shares in your account will not be tendered.

Price and Proration

We will determine the single per share price, not in excess of $26.00 nor less than $22.50 per share, net to the seller in cash, that we will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will allow us to buy 1,000,000 shares, or the lesser number of shares that are properly tendered at prices not in excess of $26.00 nor less than $22.50 per share. All shares validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration, conditional tender and odd lot provisions. See Sections 1, 2 and 6 of the Offer to Purchase.

Upon the terms and subject to the conditions of the offer, if, at the expiration of the offer, more than 1,000,000 shares are validly tendered at or below the purchase price and not withdrawn, We will buy shares (i) first from stockholders who owned of record or beneficially an aggregate of fewer than 100 shares who properly tender all their shares at or below the purchase price, (ii) second, on a pro rata basis, from all other stockholders who properly tender their shares at prices at or below the purchase price, and do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied, and (iii) if necessary, shares conditionally tendered, for which the condition was not satisfied, at prices at or below the purchase price selected by random lot. If any stockholder tenders all of his or her shares and wishes to avoid proration or to limit the extent to which only a portion of such shares may be purchased because of the proration provisions, the stockholder may tender shares subject to the condition that a specified minimum number of shares or none of such shares be purchased. See Sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchases will be returned to the tendering stockholders at our expense promptly following the expiration date.

Our offer is being made solely upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. The offer is being made to all holders of shares of our common stock. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the offer or acceptance of the offer would not be in compliance with the securities laws of that jurisdiction.

Because the terms and conditions of the Offer to Purchase and Letter of Transmittal will govern the tender of shares held in the Investment Club, you should read these documents carefully before making any decision regarding the offer. THE LETTER OF TRANSMITTAL, HOWEVER, IS FURNISHED TO YOU FOR YOUR
INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES THAT ARE HELD ON YOUR BEHALF IN YOUR INVESTMENT CLUB ACCOUNT.

Proceeds of Tender Offer

If you tender shares, and your shares are purchased, the tender proceeds will promptly be mailed to you by the Investment Club.

If you tender all of your shares held on your behalf by the Investment Club, such sale will not affect any future purchases that may be thereafter made on your behalf pursuant to any existing authorization you have given the Investment Club. If you wish to cease further future purchases, you will need to follow the procedures of the Investment Club for revoking such authority.

Direction Form

To direct the Investment Club to tender any or all of the shares held on your behalf in your Investment Club account, you must complete the enclosed Direction Form and return it to the UMB Bank, who has been appointed by the Company to tabulate participant directions as included in the Direction Form.

If you have any questions concerning the offer or the tender of shares held in your Investment Club account, please contact Janice Stinson at (580) 436-7406 or Georgeson Shareholder Communications, Inc., the information agent for the offer, toll-free at (866) 828-4305.

Certain Considerations

When considering whether or not to participate in the offer, it is important that you note the following:

1. If UMB Bank has not received your Direction Form at least two (2) business days before the expiration of the offer, the Investment Club will not tender any shares held on your behalf in the Investment Club. The offer, proration period and withdrawal rights will expire at 5:00 P.M., New York City time, on September 28, 2004, unless the offer is extended. Consequently, your Direction Form must be received by UMB Bank no later than 5:00 P.M., New York City time, on September 24, 2004 to allow sufficient time to process the instructions of Participants.

2. Shares held in your Investment Club account may be tendered at prices not greater than $26.00 nor less than $22.50 per share.

3. Our Board of Directors has approved the making of the offer. However, neither Pre-Paid Legal Services nor our Board of Directors nor the Investment Club or the information agent is making any recommendation as to whether you should tender or refrain from tendering your shares or at what purchase price you should choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

4. As more fully described in the Offer to Purchase, tenders will be deemed irrevocable unless timely withdrawn. If you deliver a Direction Form to tender some or all of the shares held in your Investment Club account, and you subsequently decide to change your instructions or withdraw your tender of shares, you may do so by submitting a new Direction Form. However, the new Direction Form will be effective only if it is received by the UMB Bank on or before 5:00 P.M., New York City time, on September 24, 2004, two (2) business days before the expiration of the offer. The offer is scheduled to expire at 5:00 P.M., New York City time, on September 28, 2004, subject to extension. Upon receipt of a timely submitted new Direction Form, your previous instructions to tender the shares will be deemed canceled. If you send a new Direction Form to UMB Bank to withdraw from tender the shares held on your behalf in your Investment Club account, you may later re-tender those shares by submitting another Direction Form so long as it is received by the UMB Bank at least two (2) business days before the expiration of the offer. Additional Direction Forms may be obtained from Janice Stinson 580-436-7406 at our offices or the information agent at
     (866) 828-4305.

5. If you want to participate in the offer and wish to maximize the chance of having Pre-Paid Legal Services accept for purchase all the shares you are tendering hereby, you should check the box marked "Shares Tendered at Price Determined by Dutch Auction" in the attached Direction Form and complete the other portions as appropriate. Doing so will result in you receiving a price per share that could be as low as $22.50 or as high as $26.00 and will have the same effect as if you had selected the minimum price of $22.50 per share.

6. If you wish to select a specific price at which you will be tendering your shares, you should select one of the boxes in the section captioned "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in the attached Direction Form and complete the other portions as appropriate.

Conditional Tenders

Under certain circumstances, we may prorate the number of shares purchased in the offer. A participant in the Investment Club may tender shares subject to the condition that a specified minimum number of his or her shares tendered must be purchased if any shares tendered are purchased from the participant. If you wish to make a conditional tender, you must indicate this in the box captioned "Conditional Tender" in the Direction Form. In that box, you must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the offer expires, if more than 1,000,000 shares are properly tendered and not withdrawn and we must prorate acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally, and not withdrawn. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any participant below the minimum number specified by that participant, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in Section 6 of the Offer to Purchase.

IF YOU SUBMIT A COMPLETED AND EXECUTED DIRECTION FORM ELECTING TO TENDER YOUR SHARES, BUT DO NOT INDICATE THE NUMBER OF SHARES HELD IN YOUR INVESTMENT CLUB ACCOUNT YOU WISH TO TENDER, YOU WILL BE DEEMED TO HAVE TENDERED ALL OF YOUR SHARES, AND THE INVESTMENT CLUB WILL TENDER ALL OF THE SHARES HELD IN YOUR INVESTMENT CLUB ACCOUNT ON THE DETERMINATION DATE.




                          PRE-PAID LEGAL SERVICES, INC.
                            ASSOCIATE INVESTMENT CLUB

                                 DIRECTION FORM
                 WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH
                                       BY
                          PRE-PAID LEGAL SERVICES, INC.
                                       FOR
                   UP TO 1,000,000 SHARES OF ITS COMMON STOCK
                              DATED AUGUST 26, 2004

The undersigned acknowledges receipt of the Letter to the Participants in the Pre-Paid Legal Service, Inc. Associate Investment Club (the "Investment Club"), the Offer to Purchase, dated August 26, 2004, and the related Letter of Transmittal in connection with the offer by Pre-Paid Legal Services, Inc., an Oklahoma corporation, to purchase up to 1,000,000 shares of its common stock, $.01 par value per share.

These instructions will authorize the Investment Club to tender a number of shares allocated to your Investment Club account as indicated below upon the terms and subject to the conditions set forth in the Offer to Purchase.

The maximum number of shares that you can tender in the offer (unless you own shares outside of the Investment Club) is the number of shares that are held in your Investment Club account as of 5:00 P.M. Central time, on August 25, 2004 (the "Determination Date"). You will not be able to tender shares in excess of the number of shares that are held in your Investment Club account on the Determination Date, even if additional shares are credited to your Investment Club account after the Determination Date. The number of shares held in your account on the Determination Date is set forth below.









Complete and send this Direction Form in the Enclosed Envelope to:

          By Mail:                                         By Overnight Courier:
      Pre-Paid Legal                                           Pre-Paid Legal
       c/o UMB Bank                                             c/o UMB Bank
      P. O. Box 859208                                      161 Bay Street Drive
 Brainintree, MA 02185-9208                                  Braintree, MA 02184







If you fail to complete and deliver a Direction Form, shares in your account will not be tendered.

(1)  Tender

The undersigned hereby instructs you:
[ ] to tender to Pre-Paid Legal Services the number of shares indicated below, at the price per share indicated below, pursuant to the terms and subject to the conditions of the Offer.

[  ] Aggregate number of shares to be tendered for me:                   shares
                                                      ------------------

(2) Price (in dollars) per share at which shares are being tendered (see Instruction 5 on the Letter of Transmittal)

                         CHECK ONLY ONE BOX AND CHECK ONLY IF YOU ELECTED TO TENDER SHARES If more than one box is checked, or if no box is checked, there is no valid tender of shares.

         Option 1: Shares Tendered At Price Determined By Dutch Auction
[ ] I want to maximize the chance of having Pre-Paid Legal Services purchase all of the shares I am tendering (subject to the possibility of proration). Accordingly, by checking this box instead of one of the price selection boxes below, I hereby tender my shares at the purchase price resulting from the Dutch auction tender process. I acknowledge that this action will result in me receiving a price per share that could be as low as $22.50 or as high as $26.00, has the same effect as if I selected the minimum price of $22.50 and could contribute to lowering the purchase price ultimately selected by Pre-Paid Legal Services.

                                       OR

           Option 2: Shares Tendered At Price Selected By Stockholder

By checking one of the boxes below instead of the box above, I hereby tender shares at the price checked. I acknowledge that this action could result in none of the shares being purchased if the purchase price for shares is less than the price checked. (Stockholders who wish to tender shares at more than one price must complete a separate letter for each price at which shares are tendered.)

[  ] $22.50               [  ] $23.00          [  ] $23.50           [  ] $24.00

[  ] $24.50               [  ] $25.00          [  ] $25.50           [  ] $26.00

(3)  Odd lots (see Instruction 9 on Letter of Transmittal)

[ ] Check here ONLY if you are the beneficial owner of an aggregate of fewer than 100 shares in the Associate Investment Club, all of which are being tendered.

ODD LOT SHARES CANNOT BE CONDITIONALLY TENDERED


(4)  Conditional tender (See Section 6 in the Offer to Purchase)

You may condition the tender of your shares upon the purchase by Pre-Paid Legal Services of a specified minimum number of the shares you tendered. Unless at least the minimum number of shares tendered by you is purchased by Pre-Paid Legal Services, none of the shares tendered hereby will be purchased. Unless this box has been completed by specifying a minimum number of shares, the tender will be deemed unconditional.

[ ] Check here and complete the following if your tender is conditional on Pre-Paid Legal Services purchasing all or a minimum number of your tendered shares.

Minimum number of shares that must be purchased, if any are purchased:
____________ shares

If, because of proration, the minimum number of shares designated will not be purchased, Pre-Paid Legal Services may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, you must have tendered all of your shares.

[ ] Check here if you are tendering all of the shares allocated to your Investment Club account on the Determination Date.

(5)  Signature

Dated:                      2004
        -------------------


(SIGNATURE)
             ---------------------------------------------------------

Print Name:
             ----------------------------------------------------------

Social Security Number:
                         -------------------------------------

Address:
          -------------------------------------------------------------

City, State, Zip:
                   ----------------------------------------------------

Phone Number:  (           )
                ----------------------------------------------







                                EXHIBIT (a)(5)(i)

                          PRE-PAID LEGAL SERVICES, INC.
                        Offer to Purchase for Cash up to
                      1,000,000 Shares of Its Common Stock
                   at a Purchase Price Not in Excess of $26.00
                         Nor Less Than $22.50 Per Share

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                5:00 P.M., NEW YORK TIME, ON SEPTEMBER 28, 2004,
                          UNLESS THE OFFER IS EXTENDED

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Pre-Paid Legal Services, Inc., an Oklahoma corporation, is offering to purchase for cash up to 1,000,000 shares of its common stock, $0.01 par value per share. The offer to purchase is being made at prices not in excess of $26.00 nor less than $22.50 per share, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase, dated August 26, 2004 (white booklet), and in the related Letter of Transmittal (blue form), which together constitute the "offer."

Pre-Paid Legal Services will determine the single per share price, not in excess of $26.00 nor less than $22.50 per share, net to the seller in cash, that it will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Pre-Paid Legal Services will select the lowest purchase price that will allow it to buy 1,000,000 shares, or the lesser number of shares that are properly tendered at prices not in excess of $26.00 nor less than $22.50 per share. All shares validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration, conditional tender and odd lot provisions. See Sections 1,2 and 6 of the Offer to Purchase.

Upon the terms and subject to the conditions of the offer, if, at the expiration of the offer, more than 1,000,000 shares are validly tendered at or below the purchase price and not withdrawn, Pre-Paid Legal Services will buy shares (i) first from stockholders who own of record or beneficially an aggregate of fewer than 100 shares who properly tender all their shares at or below the purchase price, (ii) second, on a pro rata basis, from all other stockholders who properly tender their shares at prices at or below the purchase price, and do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied, and (iii) if necessary, shares conditionally tendered, for which the condition was not satisfied, at prices at or below the purchase price selected by random lot. If any stockholder tenders all of his or her shares and wishes to avoid proration or to limit the extent to which only a portion of such shares may be purchased because of the propration provisions, the stockholder may tender shares subject to the condition that a specified minimum number of shares or none of such shares be purchased. See Sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchases will be returned to the tendering stockholders at Pre-Paid Legal Service's expense promptly following the expiration date.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED PURSUANT TO THE OFFER. SEE SECTION 7 OF THE OFFER TO PURCHASE.

No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of shares pursuant to the offer. Pre-Paid Legal Services will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers. Pre-Paid Legal Services will pay all stock transfer taxes applicable to its purchase of shares pursuant to the offer, subject to Instruction 8 of the Letter of Transmittal.

No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of Pre-Paid Legal Services, other than UMB Bank, N.A. as the "depositary," and Georgeson Shareholder Communications, Inc. as the "information agent," for purposes of the offer.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.   Offer to Purchase, dated August 26, 2004 (white booklet);

2. Letter to clients which may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, and related Instruction Form for obtaining the clients' instructions with regard to the offer;

3. Letter of Transmittal for your use and for the information of your clients (blue document), which includes guidelines for Substitute Form W-9; and

4.   A return envelope addressed to UMB Bank, N.A.., as depositary.

We urge you to contact your clients as promptly as possible. The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York Time, on September 28, 2004, unless the offer is extended.

In order to take advantage of the offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the depositary with either certificate(s) representing the tendered shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Any inquiries you may have with respect to the offer should be addressed to the depositary or the information agent at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of Pre-Paid Legal Services or any of its affiliates, the information agent or the depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the offer other than the documents enclosed herewith and the statements contained therein.

Additional copies of the enclosed material may be obtained from the information agent, Georgeson Shareholder Communications, Inc. telephone: (866) 828-4304.

                                                   Very truly yours,

                                                   Pre-Paid Legal Service, Inc.
Enclosures.





                               EXHIBIT (a)(5)(ii)

                          PRE-PAID LEGAL SERVICES, INC.
                        Offer to Purchase for Cash up to
                      1,000,000 Shares of Its Common Stock
                   at a Purchase Price Not in Excess of $26.00
                         Nor Less Than $22.50 Per Share
                THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
         EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 28, 2004,
                          UNLESS THE OFFER IS EXTENDED

To Our Clients:

Enclosed for your consideration are the Offer to Purchase (white booklet), dated August 26, 2004, and the related Letter of Transmittal (blue document) in connection with the offer by Pre-Paid Legal Services, Inc. to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share, at prices not in excess of $26.00 nor less than $22.50 per share, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

Pre-Paid Legal Services will determine the single per share price, not in excess of $26.00 nor less than $22.50 per share, net to the seller in cash, that it will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Pre-Paid Legal Services will select the lowest purchase price that will allow it to buy 1,000,000 shares, or the lesser number of shares that are validly tendered at prices not in excess of $26.00 nor less than $22.50 per share. All shares properly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration, conditional tender and odd lot provisions. See Sections 1, 2 and 6 of the Offer to Purchase.

Upon the terms and subject to the conditions of the offer, if at the expiration of the offer more than 1,000,000 shares are validly tendered at or below the purchase price and not withdrawn, Pre-Paid Legal Services will buy shares (i) first from stockholders who own of record or beneficially an aggregate of fewer than 100 shares who properly tender all their shares at prices at or below the purchase price, (ii) second, on a pro rata basis, from all other stockholders who properly tender at or below the purchase price and do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally and for whom the condition is not satisfied, and (iii) third, if necessary, shares conditionally tendered, for which the condition was not satisfied, at prices at or below the purchase price selected by random lot. If any stockholder tenders all of his or her shares and wishes to avoid proration or to limit the extent to which only a potion of such shares may be purchased because of the proration provisions, the stockholder may tender shares subject to the condition that a specified minimum number of shares or none of such shares be purchased. See Sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase will be returned to the tendering stockholders at Pre-Paid Legal Services's expense promptly following the expiration date of the offer.

We are the owner of record of shares held for your account. Therefore, we are the only ones who can tender your shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal (blue document) for your information only; you cannot use it to tender shares we hold for your account. To tender your shares held by us, please complete and execute the enclosed Instruction Form (purple document).

Please instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the offer.

We call your attention to the following:

1. You may tender shares at prices not in excess of $26.00 nor less than $22.50 per share as indicated in the enclosed Instruction Form (purple document), net to you in cash, without interest. If you do not wish to specify a purchase price, you may indicate that you have tendered your shares at the purchase price (not greater than $26.00 nor less than $22.50) as determined by Pre-Paid Legal Services in accordance with the terms of the offer.

2. You may tender your shares conditioned upon Pre-Paid Legal Services purchasing all or a minimum number of your shares. To elect such a condition, complete the box captioned "Conditional Tender" in the enclosed Instruction Form.

3. The offer is not conditioned on any minimum number of shares being tendered pursuant to the offer. The offer is, however, subject to certain other conditions as set forth in the Offer to Purchase. See Section 7 of the Offer to Purchase.

4. The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on September 28, 2004, unless Pre-Paid Legal Services extends the offer.

5. The offer is for 1,000,000 shares, constituting approximately 6% of the shares outstanding as of August 25, 2004.

6. Tendering stockholders will not be obligated to pay any brokerage commissions, solicitation fees, or, subject to Instruction 8 of the Letter of Transmittal, stock transfer taxes on Pre-Paid Legal Services's purchase of shares pursuant to the offer.

7. If you beneficially held; an aggregate of fewer than 100 shares, and (i) you instruct us to tender on your behalf all your shares at or below the purchase price before the expiration date of the offer and (ii) complete the box captioned "Odd Lots" in the enclosed Instruction Form, then Pre-Paid Legal Services, upon the terms and subject to the conditions of the offer, will accept all your shares for purchase before proration, if any, of the purchase of other shares validly tendered at or below the purchase price.

8. If you wish to tender portions of your shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each portion of your shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept. You cannot, however, tender the same shares at different prices.

If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the enclosed Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your shares, we will tender all your shares unless you specify otherwise on the enclosed Instruction Form.

Your instruction form should be forwarded to us in ample time to permit us to submit a tender on your behalf on or before the expiration date of the offer. The offer, proration period and withdrawal rights expire at 5:00 p.m., New York City time, on September 28, 2004, unless Pre-Paid Legal Services extends the offer.

As described in Section 1 of the Offer to Purchase, if more than 1,000,000 shares have been validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in the Offer to Purchase, Pre-Paid Legal Services will purchase properly tendered shares on the basis set forth below:

(a) first, all shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owns of record or beneficially an aggregate of fewer than 100 shares who:

(1) validly  tenders all of the shares at a price at or below the purchase price
- partial and conditional tenders will not qualify for this preference; and

(2) completes the box captioned "Odd Lots" on the Letter of Transmittal; and

(b) second, after purchase of all of the forgoing shares, all shares validly tendered from other stockholders who properly tender their shares at prices at or below the purchase price, and who do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described in Sections 1 and 6 of the Offer to Purchase.

(c) third, if necessary, shares validly and conditionally tendered at or below the purchase price and not withdrawn on or prior to the expiration date, selected by random lot in accordance with Section 6 of the Offer to Purchase.


You may condition your tender on Pre-Paid Legal Services purchasing a minimum number of your tendered shares. In such case, if as a result of the proration provisions in the Offer to Purchase Pre-Paid Legal Services would purchase less than the minimum number of your shares, then Pre-Paid Legal Services will not purchase any of your shares, except as provided in the next sentence. If so many conditional tenders would be deemed withdrawn that the total number of shares to be purchased falls below 1,000,000 shares, then to the extent feasible, Pre-Paid Legal Services will select enough of the conditional tenders that would otherwise have been so withdrawn to permit Pre-Paid Legal Services to purchase 1,000,000 shares. In selecting among the conditional tenders, Pre-Paid Legal Services will select by lot and will limit its purchase in each case to the minimum number of shares designated. See Sections 1 and 6 of the Offer to Purchase.

The offer is being made to all holders of shares. Pre-Paid Legal Services is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Pre-Paid Legal Services becomes aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, Pre-Paid Legal Services will make a good faith effort to comply with the law. If, after a good faith effort, Pre-Paid Legal Services cannot comply with the law, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares residing in that jurisdiction.





                               EXHIBIT (a)(5)(iii)

                                  PRESS RELEASE


For Release 8:30 a.m. Eastern                     Company      Steve Williamson
Thursday, August 26, 2004                         Contact:        (580) 436-1234


                   PRE-PAID LEGAL SERVICES, INC. OFFERS TO BUY
                   UP TO 1,000,000 SHARES OF ITS COMMON STOCK
                  AND ANNOUNCES INCREASE TO STOCK PURCHASE LOAN

     ADA, OK, August 26, 2004 - Pre-Paid Legal Services, Inc. (NYSE: PPD) announced today that it has commenced a self-tender offer for up to 1,000,000 shares of its common stock, which represents approximately 6 percent of its outstanding shares. The tender offer will be in the form of a "modified Dutch auction tender." Under this procedure, Pre-Paid Legal Services stockholders will be given the opportunity to sell part or all of their shares to the Company at a price of not less than $22.50 per share and not more than $26.00 per share. This price range represents a 5.3 percent discount to a 9.5 percent premium when compared to the August 25, 2004 closing price of $23.75 per share. Based upon the minimum and maximum offering prices specified in the offer, the aggregate purchase price, if 1,000,000 shares are purchased, would range from $22.5 million to $26.0 million. The offer to purchase shares will expire at 5:00 p.m., Eastern Time, on September 28, 2004, unless extended by the Company.

     Under the procedures for a modified Dutch auction tender, stockholders may offer to sell all or a portion of the shares they own at a price not more than the maximum price ($26.00) nor less than the minimum price ($22.50) specified in the tender. Upon the expiration of the offer, the Company will select the lowest purchase price that will allow it to buy 1,000,000 shares. All shares purchased in the offer will receive the same price. If the number of shares tendered is equal to or less than 1,000,000 shares, the purchase price will be the highest price specified by tendering stockholders. If the number of shares tendered is greater than the number sought, the Company will select the lowest price that will allow it to buy the number of shares it seeks.

     The company has entered into an amended stock term loan agreement with Bank of Oklahoma, N.A., Comerica Bank and First United Bank & Trust to increase its existing loan to up to $31.5 million or a net increase in credit of $17.6 million above the outstanding balance of its existing term loan of $13.9 million as of August 25, 2004. Proceeds of this loan together with existing cash resources will be used to purchase shares in the tender offer. The amortization of the amended loan has been modified to provide for repayment over 24 months in equal monthly principal payments beginning October 31, 2004 and ending September 30, 2006 with the same interest rate of the monthly LIBOR rate plus 3%. Before amendment, the loan was to be repaid in monthly installments ending on May 31, 2005. If the loan is fully advanced, the monthly principal payment will be $1,313,000 compared to the monthly payment on the current loan of $1,390,000. The amended loan agreement continues all of the covenants of the existing agreement with certain modifications to permit additional stock purchases and/or dividends while the loan is outstanding generally in an amount no greater than 50% of net income and modifies the debt service coverage ratio definition slightly.

     Harland C. Stonecipher, Pre-Paid's Chairman, stated, "Pre-Paid Legal Services is making the tender offer because our Board of Directors believes that the purchase of shares pursuant to the offer will have a positive impact on stockholder value. The Board of Directors determined the modified Dutch auction tender offer was the most advantageous to the Company, its stockholders and the investment community and provides additional liquidity to our existing shareholders. On a pro forma basis, we expect the successful completion of the tender offer to increase earnings per share and return on stockholders' equity."

     Georgeson Shareholder Communications will act as the information agent, and UMB Bank, N.A. will be the depositary for the shares tendered. Questions to or requests for assistance may be directed to Georgeson Shareholder, toll free at
(866) 828-4305.

     Neither Pre-Paid Legal Services nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of such stockholder's shares in the offer and has not authorized any person to make any such recommendation. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Pre-Paid Legal Services common stock. The offer is made solely by the offer to purchase dated August 26, 2004 and the related letter of transmittal. Pre-Paid's directors, executive officers and Messrs. Thomas Smith, Thomas Tryforos and Scott Vassalluzzo, who collectively comprise Prescott Investors, and are the Company's largest shareholder, have indicated they do not plan to tender any shares pursuant to the tender offer.

     Pre-Paid Legal Services develops and markets legal service plans across North America. The plans provide for legal service benefits, including unlimited attorney consultation, will preparation, traffic violation defense, automobile-related criminal charges defense, letter writing, document preparation and review and a general trial defense benefit. More information can be located at the Company's homepage on the worldwide web at http://www.prepaidlegal.com.

     Forward-Looking Statements
     Statements in this press release, other than purely historical information, regarding the Company's future plans and objectives and expected operating results, and statements of the assumptions underlying such statements, constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements contained herein are based on certain assumptions that may not be correct. They are subject to risks and uncertainties incident to the Company's business that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described in the reports and statements filed by the Company with the Securities and Exchange Commission, including (among others) those listed in the Company's Form 10-K and Form 10-Q, and include the risks that the Company's membership persistency or renewal rates may decline, that the Company may not be able to continue to grow its memberships and earnings, that the Company is dependent on the continued active participation of its principal executive officer, that pending or future litigation may have a material adverse effect on the Company if resolved unfavorably to the Company, that the Company could be adversely affected by regulatory developments, that competition could adversely affect the Company, that the Company is substantially dependent on its marketing force, that the Company's stock price may be affected by short sellers and that the Company has been unable to increase significantly its employee group membership sales. Please refer to pages 39 and 40 of the Company's 2003 Form 10-K and pages 8 through 10 of the Company's June 30, 2004 Form 10-Q for a more complete description of these risks. The Company undertakes no duty to update any of the forward-looking statements in this release.


                                 EXHIBIT (b)(i)

                        FIRST AMENDMENT TO LOAN AGREEMENT


     THIS FIRST AMENDMENT TO LOAN AGREEMENT (this "Amendment") is made effective as of the ____ day of August, 2004, by and between PRE-PAID LEGAL SERVICES, INC., an Oklahoma corporation (the "Borrower") and BANK OF OKLAHOMA, N.A., a national banking association ("BOK") and COMERICA BANK ("Comerica"), FIRST UNITED BANK & TRUST, a state banking corporation ("FUB"), and each of the financial institutions which may from time to time become a party hereto pursuant to the provisions of Section 12.1 of the Loan Agreement or any successor or assignee thereof (hereinafter collectively referred to as "Banks", and individually, "Bank") and BOK, as Agent ("Agent").


                              W I T N E S S E T H:

     WHEREAS, on September 19, 2003, Borrower and Bank agreed to an extension of credit in the principal amount of Twenty Five Million and No/100 Dollars ($25,000,000.00) from the Banks to the Borrower consisting of a term loan for the primary purpose of purchasing Borrower's shares of stock in the open market all as described in that certain Loan Agreement dated as of such date (the "Agreement").

     WHEREAS,   the  Borrower's   obligations  pursuant  to  the  Agreement  and
promissory notes described therein are secured by certain collateral as described in the Agreement;

     WHEREAS, all collateral securing the indebtedness evidenced by or described in the Agreement and the Note shall continue to secure the indebtedness described in the Agreement, as hereby amended;

     WHEREAS, all capitalized terms not otherwise defined herein shall have those meanings assigned to such terms in the Agreement; and

     WHEREAS, Borrower and Banks desire to amend the Agreement for the first time in order to, among other things not specifically set forth in this recital, redefine the debt coverage ratio, extend the maturity date, advance additional sums, and such other changes as are more specifically set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE 1

                          CHANGES TO THE LOAN AGREEMENT

     Borrower and Bank have agreed to modify, supplement and amend certain portions and/or terms of the Agreement. The Agreement is hereby amended as follows:

     1.1 The reference to "$25,000,000" set forth in the definition of "Commitment" at Section 1.7 of the Agreement is hereby deleted and replaced with "$31,500,000" in order to evidence the increase to the Loan.

     1.2 The definition of the term "Debt Service  Coverage  Ratio" set forth at
Section 1.10 of the Agreement is hereby amended and restated in its entirety, as follows:

          1.10 Debt Coverage  Ratio.  The term "Debt Coverage  Ratio" shall mean
     (A) for the previous three-months annualized, Net Income plus depreciation and amortization, plus interest expense minus (i) construction costs on the Borrower's new home office facility or other facilities for the previous twelve (12) months which were not funded by the Borrower's real estate loan from BOK and (ii) an additional $1,000,000 (representing a mutually agreed level of anticipated annual maintenance capital expenditures) and (iii) stock purchases for the previous twelve (12) months excluding stock purchases funded by the $25 million loan or purchases of up to $31,500,000 worth of shares of common stock from the date of this Amendment through December 31, 2004 DIVIDED BY (B) for the next ensuing twelve-months, principal payments due on all Funded Debt plus interest expense for the previous three (3) months annualized plus dividends declared for the previous twelve (12) months.

          1.3  The definition of the term  "Maturity  Date" set forth at Section
     1.27 of the Agreement is hereby amended and restated in its entirety in order to evidence the extension of the maturity, as follows:

               1.27 Maturity Date. The term "Maturity Date" shall mean September 30, 2006.

     1.4 The reference to "$25,000,000" set forth in the Section 2.1.1 of the Agreement, Principal, is hereby deleted and replaced with "$31,500,000" in order to evidence the increase to the Loan.

     1.5 The reference to "November 30, 2003" set forth in the Section 2.1.3 of the Agreement, Advances and Purpose, is hereby deleted and replaced with "December 31, 2004" in order to evidence the extension of the availability period.

     1.6 Section 2.1.5 of the Agreement, Repayment, is hereby amended and restated in its entirety as follows: ---------

          2.1.5 Repayment. Beginning October 31, 2004 and continuing on the last day of each month thereafter through September 30, 2006, Borrower shall make a principal payment in the amount of $1,312,500.00 together with a payment of all accrued but unpaid interest. All outstanding principal plus all accrued but unpaid interest is due and payable on the Maturity Date.

     1.7 Section 2.5 of the Agreement, Prepayment and Prepayment Penalty, is hereby amended and restated in its entirety as follows:


          2.5 Prepayment and Prepayment Penalty. Except as set forth herein, the Borrower may prepay any or all of the Loan, either in whole or in part at any time and from time to time, on any date without premium or penalty.

          1.8 Section 7.5 of the Agreement, Dividends and Distributions, is hereby amended and restated in its entirety as follows:

                  7.5 Dividends and Distributions. Borrower shall not declare, pay or make, whether in cash or property, or set aside or apply any money or assets to pay or make any dividend or other distribution with respect to its capital stock or purchase shares of its capital stock, which during any fiscal quarter, on a combined basis, would exceed fifty percent (50%) of the Borrower's cumulative Net Income for all previous fiscal quarters beginning July 1, 2004 less any dividends or distributions or stock purchases in such previous fiscal quarters. To the extent, Borrower does not utilize its availability to make a dividend or purchase capital stock in any given quarter such amount not so utilized shall be available in subsequent quarterly periods. Provided further, Borrower shall not be permitted to make any dividend or purchase any shares (including those permitted by the next proviso) if there exists as of the time of the dividend or purchase an Event of Default or if the declaration or payment of the dividend or purchase of the shares shall create an Event of Default. Provided, further, that any stock purchases funded by the $25 million loan or purchases of up to $31,500,000 worth of shares of Borrower's common stock from the date of this Amendment through December 31, 2004 shall not be subject to such limitation.

     1.9 The text of Section 7.10 of the Agreement, Purchases of Common Stock, is hereby deleted from the Agreement in its entirety and replaced with the phrase "INTENTIONALLY DELETED" in order to evidence the elimination of this covenant.

     1.10 Section 8.2 of the Agreement, Retention Rate, is hereby amended and restated in its entirety in order to change the requirement to a quarterly requirement as follows:

          8.2 Retention Rate. Borrower shall maintain, on a consolidated basis and in accordance with GAAP, a rolling twelve (12) month average retention rate of membership contracts in place for greater than eighteen (18) months of not less than seventy percent (70%), calculated on a quarterly basis. Within forty five (45) days of the end of each quarter, Borrower shall deliver a Compliance Certificate demonstrating compliance with this financial covenant.

     1.11 Section 8.3 of the Agreement, Cancellation Rate, is hereby amended and restated in its entirety in order to change the requirement to a quarterly requirement as follows:

          8.3 Cancellation Rate. Borrower's cancellation rate on contracts less than or equal to twelve (12) months old, on a consolidated basis, shall not exceed 45% on a trailing twelve (12) month basis, measured on a quarterly basis. Within forty five (45) days of the end of each quarter, Borrower shall deliver a Compliance Certificate demonstrating compliance with this financial covenant.

     1.12 Section 8.4 of the Agreement, Tangible Net Worth, is hereby amended and restated in its entirety as follows:

          8.4 Tangible Net Worth. Borrower's Tangible Net Worth (as hereafter defined), determined on a consolidated basis and in accordance with GAAP, shall not fall below: (i) $10,000,000 for that period of time dating from the quarter ending September 30, 2004 through the quarter ending December 31, 2004; (ii) $15,000,000 for that period of time dating from the quarter ending March 31, 2005 through the quarter ending September 30, 2005; and
     (iii) $25,000,000 for that period of time dating from the quarter ending December 31, 2005 and on each quarter end thereafter.

     1.13 The Borrower's address set forth at Section 12.3 of the Agreement is hereby changed to "One Pre-Paid Way, Ada, Oklahoma 74820".

     1.14 To evidence the Borrower's continuing obligation to repay the Loan, the Borrower shall make and deliver to the Banks an Amended and Restated Promissory Note in the form of Annex "1" hereto attached (the "Replacement Note"), which such Replacement Note shall substitute and replace in its entirety the Notes referred to in the Agreement, without cancellation, novation or payment.

     1.12 The document attached hereto as Annex No. 2 shall replace in its entirety the document attached to the Agreement as Schedule 1.7.

                                   ARTICLE 2

                         REPRESENTATIONS AND WARRANTIES

     2.1 This Amendment, when duly executed and delivered, will constitute the legal, valid and binding obligation of Borrower, enforceable in accordance with its terms.

     2.2 All balance sheets, income statements and other financial data which have been or are hereafter furnished to Agent by the Borrower to induce the Banks to make or extend the loans hereunder due, and as to subsequent financial statements will, fairly represent Borrower's financial condition as of the dates for which the same are furnished. All such financial statements, reports, papers and other data furnished to Agent are and will be, when furnished, accurate and correct in all material respects and complete insofar as completeness may be necessary to give the Banks a true and accurate knowledge of the subject matter and, since the date of such financial statements, no material adverse change has occurred in the operations or condition, financial or otherwise, of Borrower.

     2.3 With the exception of Section 5.16 of the Agreement, all of the Borrower's representations and warranties set forth in Section 5 of the Agreement, REPRESENTATIONS AND WARRANTIES, are true and correct on and as of the date hereof with the same effect as though made and repeated by Borrower as of the date hereof.

     2.4 The principal place of business of Borrower in Oklahoma is has been moved to One Pre-Paid Way, Ada, Oklahoma 74820.

                                   ARTICLE 3

                        CONDITIONS PRECEDENT TO AMENDMENT

     Banks' obligations pursuant to this Amendment are subject to the following conditions:

     3.1 Banks and Borrower shall have executed and delivered this Amendment.

     3.2 Borrower shall have executed and delivered to each Bank a Replacement Note.

     3.3 Each Guarantor shall have executed and delivered an Amended and Restated Guaranty Agreement in form and substance acceptable to each Bank.

     3.4 Borrower shall have executed and delivered to each Bank any amendments to the other Loan Documents (other than the Agreement) as required by each Bank.

     3.5 Borrower shall have paid Agent an amendment fee in the amount of $100,000.00 for the ratable benefit of the Banks.

     3.6 The Borrower's representations and warranties set forth in Article 2 hereof shall be true and correct on and as of the date hereof.

     3.7 As of the date hereof, no Event of Default nor any event which, with the giving of notice or lapse of time, would constitute an Event of Default shall have occurred and be continuing.

                                   ARTICLE 4

                     OTHER COVENANTS AND MISCELLANEOUS TERMS

     4.1 Except as expressly amended and supplemented hereby, the Agreement shall remain unchanged and in full force and effect, and the same is hereby ratified and extended.

     4.2 The indebtedness described in the Agreement, including but not limited to the indebtedness or exposure evidenced by the Note, shall continue to be secured by the Collateral, without interruption or impairment of any kind.

     4.3 This Amendment shall be construed in accordance with and governed by the laws of the State of Oklahoma, and shall be binding on and inure to the benefit of the Borrower and Banks, and their respective successors and assigns. All obligations of the Borrower under the Agreement and all rights of each Bank and any other holder of the Note, whether expressed herein or in any Note, shall be in addition to and not in limitation of those provided by applicable law. Borrower and Banks irrevocably agree that all suits or proceedings arising from or related to the Agreement, as amended, or the Note shall be litigated in courts (whether State or Federal) sitting in Oklahoma City, Oklahoma, and the Borrower and Banks hereby irrevocably waive any objection to such jurisdiction and venue.

     4.4 This Amendment may be executed in as many counterparts as are deemed necessary or convenient, and it shall not be necessary for the signature of more than any one party to appear on any single counterpart. Each counterpart shall be deemed an original, but all shall be construed together as one and the same instrument. The failure of any party to sign shall not affect or limit the liability of any party executing any such counterpart.

         Executed effective as of August ___, 2004.



          BORROWER:                  PRE-PAID LEGAL SERVICES, INC.,
                                     an Oklahoma Corporation:


                                     By:    \s\Randy Harp
                                     Name:  Randy Harp
                                     Title:   Chief Operating Officer






         BANK:                       BANK OF OKLAHOMA, N.A.
                                     \s\ Laura Chrisofferson
                                     By:  Laura Christofferson
                                     Its:  Senior Vice President







                                     COMERICA BANK



                                     ___________________________________________
                                     By:________________________________________
                                     Title:   Senior Vice President







                                     FIRST UNITED BANK & TRUST,
                                     a state banking corporation



                                     ___________________________________________
                                     By:________________________________________
                                     Title:   ___________President




                                   ANNEX NO. 1


                      AMENDED AND RESTATED PROMISSORY NOTE


$________________                                        Oklahoma City, Oklahoma

     FOR VALUE RECEIVED, PRE-PAID LEGAL SERVICES, INC., an Oklahoma corporation (the "Maker") promises to pay to the order of BANK OF OKLAHOMA, N.A., a national banking association ("Bank") at the office of Bank of Oklahoma, N.A. (the "Agent") in Oklahoma City, Oklahoma, which is located at 201 Robert S. Kerr Ave., or such other place as may be designated in writing by the Agent, the principal sum of __________ Million ___________ and __/100 Dollars ($_____________), or so much thereof as shall be disbursed, together with interest at the rate stated herein on such outstanding principal amount, and on any past due interest payments, payable as follows:

          This Note is subject to the terms and conditions of that certain Loan Agreement dated September 19, 2003, as amended by that certain First Amendment to Loan Agreement dated of even date herewith, between the undersigned, certain lenders named therein, including, without limitation, the Bank and Bank of Oklahoma, N.A., as Agent (as amended, the "Loan Agreement"), which terms and conditions are hereby incorporated by reference herein and shall be controlling over any provision of this Note to the contrary. Reference is hereby made to the Loan Agreement for a statement of the calculation and computation of the rate of interest charged on amounts outstanding under this Note, for a statement of repayment and prepayment rights and obligations of Maker, for a statement of the terms and conditions under which the due date of this Note may be accelerated and for statements regarding other matters affecting this Note (including without limitation the obligations of the holder hereof to advance funds hereunder, exercise of rights and remedies, payment of attorneys' fees, court costs and other costs of collection and certain waivers by Maker and others now or hereafter obligated for payment of any sums due hereunder). Upon the occurrence of an Event of Default, as that term is defined in the Loan Agreement, and after the expiration of any grace or cure period as set forth in the Loan Agreement, the holder hereof
     (i) may declare forthwith to be entirely and immediately due and payable the principal balance hereof and the interest accrued hereon, and (ii) shall have all rights and remedies of the Banks under the Loan Agreement and Loan Documents. This Note may be prepaid in accordance with the terms and provisions of the Loan Agreement. Capitalized terms not otherwise defined herein shall be defined as set forth in the Loan Agreement.

          This Note is one of the Notes, as such term is defined in the Loan Agreement.

          This Note is to be construed according to the laws of the State of Oklahoma.

     The undersigned agrees that if, and as often as, this Note is placed in the hands of an attorney for collection or to defend or enforce any of the holder's rights hereunder, the undersigned will pay to the holder hereof its reasonable attorney's fees, together with all court costs and other expenses paid by such holder.

     All payments on this Note shall be made in legal tender of the United States of America or other immediately available funds at the Agent's or other holder's address as shown herein or otherwise indicated and any such payment will not be deemed to have been made until it is received by the holder of this
Note in collected funds.

     All agreements between the undersigned and the holder are expressly limited so that in no event whatsoever, whether by reason of disbursement of the proceeds hereof or otherwise shall the amount of interest or finance charge (as defined by the laws of the State of Oklahoma) paid or agreed to be paid by the undersigned to the holder hereof exceed the highest lawful contractual rate of interest or the maximum finance charge permissible under the law which a court of competent jurisdiction, by final non-appealable order, determines to be applicable hereto. If fulfillment of any agreement between the undersigned and the holder hereof, at the time the performance of such agreement becomes due, involves exceeding such highest lawful contractual rate or such maximum permissible finance charge, then the obligation to fulfill the same shall be reduced so such obligation does not exceed such highest lawful contractual rate or maximum permissible finance charge. If by any circumstance the holder shall ever receive as interest or finance charge an amount which would exceed the amount allowed by applicable law, the amount which may be deemed excessive shall be deemed applied to the principal of the indebtedness evidenced hereby and not to interest. All interest and finance charges paid or agreed to be paid to the holder hereof shall be prorated, allocated and spread throughout the full period of this Note. The terms and provisions of this paragraph shall control all other terms and provisions contained herein and in any other documents executed in connection herewith. If any provision of this Note, or the application thereof to any party or circumstance is held invalid or unenforceable, the remainder of this Note and the application of such provision to other parties or circumstances shall not be affected thereby, provisions of this Note being severable in any such instance.

     The makers, endorsers, sureties, guarantors and all other persons who may become liable for all or any part of this obligation severally waive presentment for payment, protest and notice of nonpayment. Said parties consent to any extension of time (whether one or more) of payment hereof, any renewal (whether one or more) hereof, and any release of any such party liable for payment of this note without notice to any such party and without discharging the said party's liability hereunder.

     The failure of the holder hereof to exercise any of the remedies or options set forth in this Note or in any instrument securing payment hereof, upon the occurrence of one or more of the Events of Default shall not constitute a waiver of the right to exercise the same or any other remedy at any subsequent time in respect to the same or any other Event of Default. Acceptance by the holder hereof of any payment which is less than the total of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing remedies or options at that time or at any subsequent time, or nullify any prior exercise of any such remedy or option, without the express consent of the holder hereof, except as and to the extent otherwise provided by law.





     IN WITNESS WHEREOF, the undersigned has executed this instrument effective as of August __, 2004.


                                     PRE-PAID LEGAL SERVICES, INC.,
                                     an Oklahoma Corporation:


                                     By:  \s\ Randy Harp
                                     -------------------------------------------
                                     Name:   Randy Harp
                                     Title:   Chief Operating Officer








                                   ANNEX NO. 2


                                                             SCHEDULE 1.7

                                   COMMITMENTS


      Lender                         Commitment                   Pro Rata Share
--------------------------------------------------------------------------------

Commitment of Each Lender

Bank of Oklahoma, N.A.              $14,000,000                         44.44%

Comerica Bank                       $10,000,000                         31.75%

First United Bank & Trust           $ 7,500,000                         23.81%

Total                               $31,500,000                        100.0000%






                                EXHIBIT (b)(iii)

                      First Amendment to Security Agreement


     This First Amendment to Security Agreement is made as of the 26th day of August, 2004 by Pre-Paid Legal Services, Inc., an Oklahoma corporation, (the "Debtor"), in favor of Bank of Oklahoma, N.A., a national banking association ("BOK"), COMERICA BANK ("Comerica"), First United Bank & Trust, a state banking corporation ("FUB"), and each of the financial institutions which may from time to time become a party pursuant to the provisions of Section 12.1 of the Loan Agreement dated as of September 19, 2003 as amended by that certain First Amendment to Loan Agreement of even date herewith, or any successor or assigned or assignee thereof (hereinafter collectively referred to as "Banks", and individually, "Bank") and BOK, as Agent for the Banks ("Agent").

                                    RECITALS:

     A. Debtor, Agent and Banks are parties to that certain Loan Agreement dated September 19, 2003 (the "Loan Agreement") whereby Debtor and Banks agreed to an extension of credit in the principal amount of Twenty Five Million and No/100 Dollars ("$25,000,000.00) from the Banks to Debtor consisting of a $25,000,000.00 term loan for the primary purpose of purchasing Debtor's shares of stock in the open market (the "Loan"), as evidenced by the promissory notes in the aggregate amount of $25,000,000.00.

     B. On September 19, 2003, Debtor delivered to Banks a Security Agreement (the "Agreement") with reference to certain collateral (as therein defined).

     C. Debtor, Agent and Banks have entered into a First Amendment to Loan Agreement dated as of the date herewith ("First Amendment") in order to redefine the debt coverage ratio, extend the maturity date, advance additional sums, and such other changes as are more specifically set forth therein.

     D. Pursuant to the First Amendment, the Debtor has executed and delivered to Banks Amended and Restated Promissory Notes in the aggregate amount of $31,500,000.00 (the Amended and Restated Notes").

     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, Debtor acknowledges and agrees that all references to the term "Notes" in the Security Agreement are deemed to refer to the Amended and Restated Notes described above as that term is defined and/or described in the Loan Agreement, as amended, include all obligations evidenced by the Amended and Restated Promissory Notes described above together with any modifications, amendments, and increases thereto.

     The Agreement, as amended, is hereby ratified and confirmed.



         IN WITNESS WHEREOF, Debtor has executed and delivered this Agreement to and in favor of Secured Party effective as of the day and year first above written.

         DEBTOR:                     PRE-PAID LEGAL SERVICES, INC.,
                                     an Oklahoma corporation

                                     \s\ Randy Harp
                                     -------------------------------------------
                                     By:      Randy Harp
                                     Title:   ______________

                                     Address: 321 East Main Street
                                     Ada, Oklahoma  74821

                                     Telephone No.: 580/436-____
                                     Facsimile No.: 580/436-7410


         BANKS:                      BANK OF OKLAHOMA, N.A.

                                     \s\ Laura Chrisofferson
                                     -------------------------------------------
                                     By:      Laura Christofferson
                                     Title:  Senior Vice President

                                     Address: Bank of Oklahoma Plaza
                                     P.O. Box 24128
                                     Oklahoma City, Oklahoma 73124

                                     Attention:        Ms. Laura Christofferson,
                                                       Senior Vice President

                                     Telephone No.:    (405) 272-2397
                                     Facsimile No.:             (405) 272-2327


                                     COMERICA BANK


                                     -------------------------------------------
                                     By:
                                        ----------------------------------------
                                     Title:   Senior Vice President


                                     FIRST UNITED BANK & TRUST,
                                     a state banking corporation


                                     -------------------------------------------
                                     By:
                                         ---------------------------------------
                                     Title:   ___________President


         AGENT:                       BANK OF OKLAHOMA, N.A.


                                     -------------------------------------------
                                     By:      Laura Christofferson
                                     Title:   Senior Vice President





                                 EXHIBIT (b)(iv)

                       First Amendment to Pledge Agreement


     This First Amendment to Pledge Agreement is made as of the 26th day of August, 2004 by Pre-Paid Legal Services, Inc., an Oklahoma corporation, (the "Pledgor"), in favor of Bank of Oklahoma, N.A., a national banking association ("BOK"), COMERICA BANK ("Comerica"), First United Bank & Trust, a state banking corporation ("FUB"), and each of the financial institutions which may from time to time become a party pursuant to the provisions of Section 12.1 of the Loan Agreement dated as of September 19, 2003 as amended by that certain First Amendment to Loan Agreement of even date herewith or any successor or assigned or assignee thereof (hereinafter collectively referred to as "Banks", and individually, "Bank") and BOK, as Agent for the Banks ("Agent").

                                    RECITALS:

     A. Pre-Paid Legal Services, Inc. ("Borrower"), Agent and Banks are parties to that certain Loan Agreement dated September 19, 2003 (the "Loan Agreement") whereby Borrower and Banks agreed to an extension of credit in the principal amount of Twenty Five Million and No/100 Dollars ("$25,000,000.00) from the Banks to Borrower consisting of a $25,000,000.00 term loan for the primary purpose of purchasing Borrower's shares of stock in the open market (the
"Loan"), as evidenced by the promissory notes in the aggregate amount of $25,000,000.00.

     B. On September 19, 2003, Pledgor delivered to Banks a Pledge Agreement (the "Agreement") with reference to certain collateral (as therein defined) including shares of stock of Pre-Paid Legal Casualty, Inc., American Legal Services, Inc., Pre-Paid Legal Services, Inc. of Florida and Legal Service Plans of Virginia, Inc. and membership interest in Pre-Paid Canadian Holdings, L.L.C.

     C. Borrower, Agent and Banks have entered into a First Amendment to Loan Agreement dated as of the date herewith ("First Amendment") in order to redefine the debt coverage ratio, extend the maturity date, advance additional sums, and such other changes as are more specifically set forth therein.

     D. Pursuant to the First Amendment, the Borrower has executed and delivered to Banks Amended and Restated Promissory Notes in the aggregate amount of $31,500,000.00 (the Amended and Restated Notes").

     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, Pledgor acknowledges and agrees that all references to the term "Notes" in the Pledge Agreement are deemed to refer to the Amended and Restated Notes described above as that term is defined and/or described in the Loan Agreement, as amended, include all obligations evidenced by the Amended and Restated Promissory Notes described above together with any modifications, amendments, and increases thereto.

     The Agreement, as amended, is hereby ratified and confirmed.



     IN WITNESS WHEREOF, Pledgor has executed and delivered this Agreement to and in favor of Secured Party effective as of the day and year first above written.

         PLEDGOR:                    PRE-PAID LEGAL SERVICES, INC.,
                                     an Oklahoma corporation

                                     \s\ Randy Harp
                                     -------------------------------------------
                                     By:      Randy Harp
                                     Title:   _______________________

                                     Address: 321 East Main Street
                                     Ada, Oklahoma  74821

                                     Telephone No.: 580/436-1234
                                     Facsimile No.: 580/436-7410


         BANKS:                      BANK OF OKLAHOMA, N.A.

                                     \s\ Laura Christofferson
                                     -------------------------------------------
                                     By:      Laura Christofferson
                                     Title:  Senior Vice President

                                     Address: Bank of Oklahoma Plaza
                                     P.O. Box 24128
                                     Oklahoma City, Oklahoma 73124

                                     Attention:        Ms. Laura Christofferson,
                                                       Senior Vice President

                                     Telephone No.:    (405) 272-2397
                                     Facsimile No.:             (405) 272-2327


                                     COMERICA BANK


                                     --------------------------------------
                                     By:      _________________________
                                     Title:   Senior Vice President


                                     FIRST UNITED BANK & TRUST,
                                     a state banking corporation


                                     -------------------------------------------
                                     By:      _________________________
                                     Title:   ___________President


         AGENT:                      BANK OF OKLAHOMA, N.A.


                                     \s\ Laura Christofferson
                                     -------------------------------------------
                                     By:      Laura Christofferson
                                     Title:   Senior Vice President